Form 10-K, Exhibit 13
period 1994-06-30
KLA INSTRUMENTS CORP
filed 1994-09-28
CIK 319201

                                        EXHIBIT 13

                            1994 ANNUAL REPORT TO STOCKHOLDERS

1994                                 KLA                        ANNUAL REPORT
                          ----------------------------
                          THE YIELD MANAGEMENT COMPANY

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

                              Fiscal 1993                             Fiscal 1994
Quarter Ended                   Sept. 30    Dec. 31  March 31   June 30  Sept. 30   Dec. 31  March 31  June 30
- - --------------------------------------------------------------------------------------------------------------
                                                                       (In millions, except per share amounts)
NET SALES                         $ 38.5    $38.6     $42.2    $ 47.9    $ 51.9    $ 57.1    $ 62.6     $72.1
Gross profit                        13.0     13.6      15.6      17.6      20.7      24.7      29.4      35.9
                                    33.8%    35.2%     37.0%     36.7%     39.9%     43.3%     47.0%     49.8%
Engineering, research and
   development expense               4.0      4.2       4.4       3.7       4.9       4.8       5.5       7.2
                                    10.4%    10.9%     10.4%      7.7%      9.4%      8.4%      8.8%     10.0%
Selling, general and
   administrative expense            7.5      7.7       8.4       9.1       9.9      11.3      12.0      15.0
                                    19.5%    19.9%     19.9%     19.0%     19.1%     19.8%     19.2%     20.8%
Net income                           0.6      1.4 (a)   2.0       3.0       4.2       6.3       9.0      10.7
                                     1.6%     3.6%      4.7%      6.3%      8.1%     11.0%     14.4%     14.8%
NET INCOME PER SHARE              $  0.03   $ 0.07    $ 0.10   $  0.15   $  0.20   $  0.30   $  0.40    $ 0.45
Weighted average common
   shares outstanding               18.9     19.5      20.0      20.5      20.8      20.9      22.7      23.7
- - ---------------------------------------------------------------------------------------------------------------

(a) Includes recovery from restructuring of $0.7 million.

NET SALES [chart]

NET INCOME [chart]

                                  [ART WORK]


KENNETH LEVY
Chairman
Chief Executive Officer


Dear Stockholder:

This past year, your Company recorded the best financial results in its 18-year history, setting new records in bookings, sales and profits. This outstanding performance was primarily the result of a strong, technically advanced product line developed over the past five years and the realization by global semiconductor manufacturers that these products are the key to increased manufacturing yields, resulting in a high return on investment. Other key elements include the exceptional international sales and service network KLA has constructed over the past ten years and a strengthened commitment to excellence, efficiency and profitability by employees throughout the Company.

As impressive as our achievements were in 1994, the KLA team views the year as an intermediate step along the way toward building an even stronger global organization. This report shares with you the key elements which will position KLA to achieve its long-term objectives of high value for our customers, a high rate of return for investors and outstanding career opportunities for our employees.

First, let us look at last year's results. For the year ended June 30, 1994, your Company recorded sales of $243.7 million, which was 46% higher than 1993 sales of $167.2 million. Net income was $30.2 million, which was 331% higher than 1993 income of $7.0 million. The order rate was 70% higher than in 1993 and backlog at year-end was $125 million, the largest in the Company's history.

In addition to vastly improved operating results, KLA ended its fiscal year with its strongest balance sheet ever. As a result of an equity offering in February 1994 and $11 million generated by operations, we ended the year with $139 million in cash and cash equivalents. This very strong financial position will provide the resources to expand our business as appropriate opportunities present themselves.

While the largest contributor to both sales and earnings was the Wafer Inspection Business Unit -- the focal point of KLA's yield management technology -- we are pleased to report that all divisions contributed to a successful year. New orders in the Reticle Inspection Business Unit reached a two-year high, thanks to increased demand for the KLA 331 Reticle Inspection System, while the ATS Division achieved a four-year high in new wafer prober orders.

The Metrology Division, now in its third year as the market leader for optical metrology, continued to book orders at a high level, leading KLA to a 50% market share in semiconductors and a 70% share in the important thin-film head industry. In the fourth quarter, this division introduced its next-generation overlay metrology system, the KLA 5100, which meets the speed, throughput and precision requirements needed for sub-half-micron production. This system is expected to have a positive impact on results in 1995.

Geographically, the U.S. and Japan remained the largest components of our business. Each accounted for about one-third of total sales, with the remaining one-third representing Asia Pacific and Europe combined. The Japanese market showed strong improvement this year, and should continue to do so since our many customers in that country are just now exploring the yield management benefits of the KLA 2100 Series. Our KLA Acrotec venture in Japan continued to make progress in the growing flat panel display market. Its products are now on order or in use by all of the major flat panel producers in Japan, Korea and Taiwan.

In our annual report three years ago, KLA first announced to stockholders the goal of networking its data gathering and analysis capability into the industry's first total yield management systems. At the time we stated that "Over the next five years, control of defects and yields will make the difference between profit and loss for semiconductor companies." We began to realize that goal in 1991 by introducing the KLA 2100 Series Defect Monitoring Systems. The introduction of the KLA 2550 followed in 1992 and represented the Company's first data and yield management system capable

                                  [ARTWORK]

KENNETH L. SCHROEDER
President
Chief Operating Officer

of interfacing with both KLA and non-KLA tools. Together, the 2100 Series and the 2550 create the industry's first on-line yield management capability. The semiconductor industry was quick to respond to the prospect of being able, for the first time, to proactively manage yields through real-time inspection and data analysis right on the production line. This year has seen continued improvements in both product lines with the introduction of the KLA 2551 Analysis Station and, in particular, the KLA 2131 All-pattern Defect Monitoring System.

At first, our customers made single-unit purchases since, without testing, they were understandably reluctant to accept the value of this new concept. By the end of 1993, results indicated major yield improvements, and many customers began to order additional systems. That trend accelerated throughout fiscal 1994, and by the end of the year, 38 wafer fabrication facilities around the globe had multiple KLA monitors either installed or on order.

Wafer fabs using our 2100 series products already average two systems per manufacturing facility, with the most advanced facilities having five or six systems per line. As manufacturers continue to learn how to utilize KLA systems to increase their "rate-of-learning," our KLA 2100 Series business will grow accordingly. As linewidths in semiconductor circuits continue to shrink, more manufacturing lines will use KLA systems, and the average number of systems per line will trend toward the larger number now used by the most advanced customers.

As our business grows, KLA continues to strengthen our management team. This past year, Yasuo Mizokami took over the presidency of KLA Japan, while the newly-created positions of president of KLA Korea and president of KLA Europe were assumed by Hee-June Choi and Dick Conn, respectively. In addition, four new corporate vice presidents were elected in recognition of their excellent contributions and growing organizational responsibilities. Dr. Ben Tsai is now vice president, chief technical officer; Dr. Neil Richardson, vice president and general manager of the Metrology Division; Gary Dickerson, vice president and business unit director of the Wafer Inspection Business Unit; and Magnus Ryde, vice president and general manager of the Customer Support Division.

KLA continues to explore new methods to help customers fill their yield management needs. Just before year-end, your Company announced its entry into the software business with a planned series of standard, open-architecture software packages designed to work in conjunction with KLA equipment as well as other wafer fab systems. The new PRISM (PRocess Information SysteMs) Division was formed, and Dr. Michael Pliner, a 20-year veteran of the software business, was named general manager of this new venture. The products from this division will further expand KLA's ability to help our customers increase their yields by making better use of the information available on the factory floor.

Since outlining its yield management goal in 1991, KLA has made a key transition from being a supplier of important, but capacity-dependent, inspection tools to being a supplier of enabling technology without which our customers' own design goals cannot be achieved. This reality gives us confidence in the future of your Company, and we hope that you share that confidence with us.


/s/ Kenneth Levy
- - --------------------------------
Kenneth Levy
Chairman
Chief Executive Officer


/s/ Kenneth L. Schroeder
- - --------------------------------
Kenneth L. Schroeder
President
Chief Operating Officer

           [ARTWORK]                             [ARTWORK]
Thin film, Develop and Etch Monitor       Reticle Defect Inspection
    and Engineerng Analysis
         [ARTWORK]
Overlay/Linewidth Metrology

KLA'S ROLE IN INTEGRATED CIRCUIT MANUFACTURING

Semiconductor production is one of the most complex manufacturing processes ever devised by mankind. Yet, for all its technological sophistication, its manufacturing process is still evolving. As this process matures, the industry is relying heavily on advanced process control techniques like those pioneered by KLA.

By monitoring wafers after each critical process step, KLA technology enables early detection, analysis and elimination of process-induced defects. The result is improved process yield and a steadily increasing KLA system presence throughout the wafer fabrication line.

MASK MAKING [ARTWORK]

Expose
Develop/Etch
Linewidth-Overlay Metrology
Defect Inspection
Defect Repair
Clean
Contamination/Particle
Inspection


WAFER FABRICATION [ARTWORK]

Thin Film Deposition
Thin Film Monitor
Resist Coat & Develop
Expose
Overlay Metrology
Photo Monitor
Etch and Clean
Etch Monitor
Linewidth Metrology
Implant

Accomplishing the process steps depicted here requires many highly sophisticated systems which incorporate electronics, optics, mechanics, material handling, software and other technologies.

OFF-LINE ENGINEERING ANALYSIS [ARTWORK]
Optical Defect Detection,
Review and Analysis
SEM-based Defect Detection,
Review and Analysis






NETWORK

Data Analysis and Communication

TEST AND ASSEMBLY [ARTWORK]
Probe
Dice
Die Attach
Wire Bond
Encapsulate
Final Test


                                    4 - 5

Reticle Defect Inspection
                                  [ART WORK]

Overlay and Linewidth Metrology

Reticles and masks are to semiconductor fabrication what negatives are to photography; they contain the master circuit patterns to be transferred to wafers in the lithography process. KLA yield management starts with inspection of these reticles for defects before the transfer begins. This is followed by evaluation of features on the wafer to assure that the pattern has been accurately transferred, a process which includes overlay and linewidth metrology. The increased complexity of today's multi-layer circuits requires reticle inspection and wafer metrology to be highly sensitive and versatile.

The KLA 331 Reticle Inspection System offers the highest defect sensitivity available and is extendible to advanced lithographic processes such as phase shift masks. Introduced two years ago, the KLA 331 achieved immediate acceptance with manufacturers gearing up for production of 64Mb circuits. In addition, the Company recently introduced an important new reticle inspection capability called STARlight, which uses reflected and transmitted light detection techniques simultaneously to identify reticle contaminants, including airborne particles.

KLA has set the industry standard for wafer metrology following pattern transfer with the KLA 5000 Series systems, and now holds 50% of the global market -- twice that of any other vendor. Using proprietary coherence probe measurement technology, these systems increase lithographic efficiency by providing improved pattern characterization and real-time control. The KLA 5100 Overlay Metrology System, introduced in June 1994, extends these capabilities to advanced wafer fabrication facilities that produce devices with features as small as 0.25 micron with 30% greater throughput than previous systems.

KLA's metrology technology also leads in the characterization of thin-film heads for computer disk drives, with the company now holding approximately 70% of this fast-growing market.

                               [ART WORK]
Above: Proprietary KLA image computer technology helps KLA reticle inspection systems detect leading-edge phase-shift reticle defects.

Right: Patented KLA coherence probe microscopy enhances the repeatability and accuracy of overlay registration measurements.

"In the case of leading edge semiconductor technologies, the quality of masks can make the difference between climbing the yield curve or struggling with too narrow a process window."

Geoff Akiki, mask house manager, IBM Corp., Essex Junction, Vermont (At a 1993 BACUS-sponsored meeting in San Francisco)

" An emerging practice is the use of in-line process measurements to better understand specific die yield limiters. (This) includes the statistical correlation of die yield with process flow tracking and metrology data."

Report on "Improving Semiconductor Manufacturing Competitiveness," from the Engineering Research Center, University of California, Berkeley

                            Wafer Defect Inspection

                        Electron-beam Defect Inspection

                                  [ART WORK]

During semiconductor wafer fabrication, rapid detection of process-generated yield-limiting defects is crucial. KLA's systems move this detection from off-line analysis into the actual fabrication cycle where immediate corrective action is possible. The KLA 2100 Series, in conjunction with the KLA 2551 Analysis Station, provides a real-time, in-line defect monitor. Throughout the fab, these systems produce statistical information and defect signature maps for easy identification and rapid control of defects and their causes. In addition to these tools, KLA also has partnerships with major universities and sponsors a forum for the development and dissemination of new yield management technology and applications. Held throughout the world, these Yield Management Seminars have had over 700 attendees in their first year, giving KLA a customer interface which assures that system enhancements are in direct, considered anticipation of customer needs, and that customers are constantly aware of the full range of KLA yield management capabilities.

In addition to in-line monitoring, there is still a need for off-line engineering analysis, both to determine corrective actions and to optimize processes. With their all-layer, all-defect-types performance, KLA's 2100 Series optical defect detection systems are the industry standard for addressing these needs. For future technologies, or to complement existing optical inspection, KLA's SEMSpec Electron-beam Inspection System can detect and display defects beyond the capabilities of optical technology. As feature sizes continue to decrease, high-sensitivity SEMSpec inspection will become more and more integral to leading-edge process optimization and device production.

                                 [ART WORK]

Above: KLA's scanning electron-beam inspection technology finds defects like this electrical failure which are beyond the capabilities of optical systems.

Left: High-precision optical systems give the KLA 2131 the ability to find yield limiting defects like this bridge between two wafer features

Yield and Productivity Improvement Software

Defect Data Analysis

Probe Data Analysis                      [ART WORK]

Networking Systems

Finding defects, measuring critical dimensions and overlay, and locating bad die are merely data gathering procedures. To truly manage yield, this data must be stored, analyzed, interpreted, and then shared among the fab areas it affects. Open architecture software and networking systems are the tools through which the semiconductor manufacturer's growing reliance on yield data and its analysis can be realized.

In the wafer fab, KLA's Yield Management System depends upon the KLA 2551 Analysis Station, which stores and analyzes in-line defect data and images, calculates the detailed statistical information and defect signature maps that enable corrective actions, and then transmits these results to the appropriate areas over a variety of industry standard networks.

On the test floor, where finished wafers are first tested for electrical functionality, KLA's new networking software products, Navigator Plus, Integrator, and Analyzer, are the direct result of KLA's extensive test floor presence and experience in the sales and support of the ATS Division's highly-regarded automated wafer probers. KLA realized that, for a variety of reasons, there was no easy way to directly correlate test floor results to wafer fab conditions. In response to this and other test floor needs, KLA's networking software packages standardize user interfaces, streamline prober program set-up and storage, monitor test results in real-time, provide data storage and exchange in a standardized data format and analyze test results for early problem detection and correlation with the wafer fab.

On a larger scale, continuous overall process monitoring and improvement requires a way of quickly correlating specific process measurement data with overall fab yield. Recognizing this, KLA recently formed the PRISM (PRocess Information SysteMs) Division to continue developing the existing test floor networking products and to develop new stand-alone software packages. PRISM's first major development effort, now nearing completion, is a Yield Management Software System that automatically collects and correlates inputs from major measurement sources in the fab and on the test floor.

"In the year 2000, computer-assisted analysis will become an absolute requirement (in semiconductor manufacturing)."

Dr. Robert McDonald, Manager, Materials Technology Department, Intel Corp., Santa Clara, California (Quoted in Semiconductor International, January 1994)

MANAGEMENT'S FINANCIAL COMMENTARY

Annual Results of Operations

Fiscal 1994 was a breakthrough year for KLA. Earnings per share of $1.37 were almost four times those of fiscal 1993 and were more than double our previous best of $0.65, in fiscal 1989. This sharp improvement was the result of several factors. First and foremost, the industry leaders increased their understanding of the value of in-line monitoring for improving the yields of their manufacturing operations. As a result, the industry began a more significant adoption of the KLA methodology of using more of the KLA monitors on each of their fabrication lines. Second, the worldwide semiconductor industry, as a whole, continued to expand and invest in scarce leading edge (0.5 micron) semiconductor manufacturing capacity. Third, the cost reductions KLA began in fiscal 1992 and continuing efficiency improvements benefited our bottom line.

During fiscal 1994, the Wafer Inspection Business Unit (WISARD) was engaged in an intensive effort to educate the industry on the emerging science of controlling manufacturing yields. This has resulted in a paradigm shift in our customers' yield management strategy toward employing multiple in-line, real-time wafer defect inspection units, rather than the previous strategy of utilizing a single unit for analysis. The number of fabs worldwide that have multiple 2100 Series systems increased in fiscal 1994 from 17 to 38. Driven largely by the growing demand for the 2100 Series, KLA's bookings grew 70% in fiscal 1994. Backlog rose from $52 million at June 30, 1993, to $125 million at June 30, 1994.

Sales increased 46% in fiscal 1994 compared with increases of 7% and 5% in fiscal 1993 and 1992, respectively. Although the dollar sales increase in fiscal 1994 was primarily attributable to WISARD, the revenue increase in the Metrology Division was almost as high in percentage increase. Revenue increases were also recorded in the Reticle and Photomask Business Unit (RAPID) as well as in the ATS and Watcher Divisions. The SEM Division sales declined as the market is just developing for advanced detection capability. The 7% sales increase in fiscal 1993 reflected strength in the ATS and Metrology Divisions, which more than offset a decline in the RAPID Business Unit caused by a delay in completing all the features of its new 300 Series product lines. The 5% sales increase in fiscal 1992 occurred as WISARD successfully launched the 2100 Series product line and because of an increase in Metrology revenues, offset by a decline in RAPID revenues from its record level in fiscal 1991. This decline occurred because of consolidations in the photomask industry and because of the delayed introduction of the 300 Series product line.

International sales were 57%, 62% and 65% in fiscal years 1992, 1993 and 1994, respectively. The rising share of international revenues occurred to a large extent because Korean semiconductor manufacturers were the first to realize the significance of utilizing multiple process monitors in a single fabrication line and subsequently made significant investments in adopting this KLA methodology. Additionally, in 1994, the Japanese semiconductor industry completed a recovery to levels of profitability and investment approximating those of 1990 and 1991.

Gross margins were 36%, 36%, and 45% in fiscal years 1992, 1993 and 1994, respectively. The sharp improvement in fiscal 1994 was due primarily to an increase in WISARD's share of overall KLA revenues as well as to an increase in WISARD's gross margins. Additionally, there were gross margin improvements in the Customer Support Division coinciding with KLA's assumption of service responsibilities in Japan. The rise in WISARD's gross margins was due to very favorable manufacturing efficiencies as unit volumes increased dramatically and the organization gained experience with the 2100 Series product line. Lower installation and warranty costs were also achieved as the 2100 Series became increasingly stable. Finally, the Company benefited in aggregate by a favorable yen/dollar exchange rate. Gross margins in both fiscal years 1992 and 1993 were adversely impacted by new product transitions in all divisions which generated large scrap, rework and overhead variance costs. In RAPID, these transitions, unlike others in KLA's history, involved redesigns of every significant subsystem.

Engineering, research and development expenses were 17%, 10% and 9% of revenue in fiscal 1992, 1993 and 1994, respectively. In absolute dollars, these expenses rose by $6.1 million or 38% in fiscal 1994. The dollar increase occurred primarily in WISARD and, secondarily, in Metrology. The decline in the percent of sales to 9% was due to the fact that WISARD was able to add engineering staff only half as fast as its revenues were increasing.

Engineering, research and development expenses are shown net of funds KLA receives from customers, industry groups and government sources. Any capitalization of software costs also reduces the gross spending. In fiscal 1994, KLA's gross R&D expenses were reduced by 2% from these sources versus about 4% in fiscal 1992 and 1993. The reduction in percentage was due about equally to a decline in contract engineering for flat panel inspection products and to a reduction in the amount of software capitalized by KLA.

Selling, general and administrative costs were 23%, 20% and 20% in fiscal years 1992, 1993 and 1994, respectively. In fiscal 1994, as a percent of sales, both sales and administration expenses fell slightly. Representative commissions, as a percent of sales, rose modestly due to an increase in the share of revenue derived from Japan, Korea and Taiwan, where the bulk of representative commissions are incurred. Profit-sharing expenses increased substantially, reflecting the improvement in KLA's financial performance. The reduction in selling, general and administrative expenses in fiscal 1993 was due to the restructuring actions and the continuing effects of the reduction in headcount implemented at the end of fiscal 1992.

Interest income and other, net, increased in fiscal 1994 due to higher average cash balances of approximately $48 million. Interest income and other, net, did not vary significantly between fiscal 1992 and fiscal 1993.

Interest expense declined in fiscal 1994 due primarily to the resetting in August 1993 of the interest rate on KLA's mortgage loan for its principal facility from 10.3% to 5.63%. Interest expense declined in fiscal 1993 primarily due to lower interest rates.

Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes." The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. Adoption of FAS 109 did not have a significant effect on the consolidated financial statements.

The deferred tax assets valuation allowance at July 1, 1992, and at June 30, 1993 and 1994, is attributed to U.S. federal and state deferred tax assets. The Company has $13.3 million of net deferred tax assets in the U.S. at June 30, 1994. Management believes sufficient uncertainty exists such that a valuation allowance of $11.1 million against these net deferred tax assets is required. When these reserved deferred tax assets are ultimately realized, $6.0 million will reduce the Company's federal and state tax provisions and $5.1 million will be credited to paid-in capital (related to stock option deductions). The Company's net deferred tax assets in the U.S. at July 1, 1992, and June 30, 1993 were fully reserved.

Net deferred tax liabilities at June 30, 1994, reflect foreign liabilities of $3.3 million offset by $2.2 million of U.S. assets. The net deferred tax liability at July 1, 1992, and at June 30, 1993, relates to foreign operations.

The provision for income taxes on pretax income from continuing operations was 2%, 25% and 25% in fiscal 1992, 1993 and 1994, respectively. In fiscal 1992, the income tax provision of 2% on pretax loss was due primarily to limited loss carryback availability in the United States, combined with the effect of foreign income taxes on the Company's European and Asian operations. In fiscal 1993 and 1994, the income tax rate was lower than the statutory U.S. tax rate because of tax advantages in Switzerland which lowered the net foreign tax rate and because of the realization of deferred tax assets previously reserved. Additionally, the fiscal 1994 rate was reduced by the utilization of $1.9 million in foreign tax credits.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 1985-1992. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of this review will not have a material adverse impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $87 million in fiscal 1994 with $69 million from KLA's secondary public offering in February 1994, $11 million from continuing operations and $9 million from KLA's stock option and stock purchase plans. Cash provided by operations was reduced somewhat by investments in working capital to support the 46% rise in revenues.

Capital expenditures totaled approximately $6 million in fiscal 1994, compared with depreciation charges of approximately $11 million in fiscal 1994. Capital expenditures for fiscal 1995 are expected to approximate depreciation; however, this assessment could change if demand continues to exceed estimates and additional manufacturing capacity is required. No estimate can be made of the size or cost of any such additional capacity. The Company has begun planning the construction of one or two additional buildings on undeveloped land at its campus facility.

KLA currently has a $10 million multicurrency line of credit through Bank of America. Borrowings under this line of credit were $4.2 million at June 30, 1994. KLA's overseas entities use this facility from time to time for short-term cash management purposes. In addition, certain of KLA's overseas entities have local currency borrowings totaling $0.5 million at June 30, 1994.

KLA believes that its current level of liquid assets, working capital and cash expected to be generated from operations will be sufficient to fund its growth through at least fiscal 1995. The current policy of KLA is not to pay dividends. Management believes that it is in the best interests of the stockholders to continue to reinvest KLA's earnings in the business.

BUSINESS RISKS AND UNCERTAINTIES

The Company's future results will depend on its ability to continuously introduce new products and enhancements to its customers as demands for higher productivity and specifications of semiconductor test equipment change or increase. Due to the risks inherent in transitioning to new products, the Company must accurately forecast demand in both volume and configuration and also manage the transition from older products. The Company's results could be affected by the ability of competitors to introduce new products which have technological and/or pricing advantages. The Company's results also will be affected by strategic decisions made by management regarding whether to continue particular product lines, and by volume, mix and timing of orders received during a period, fluctuations in foreign exchange rates, and changing conditions in both the semiconductor industry and key semiconductor markets around the world. As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis.

SELECTED FINANCIAL DATA (unaudited)

                                                        1990        1991         1992         1993         1994
- - ---------------------------------------------------------------------------------------------------------------
                                                                      (In thousands, except per share amounts)
YEARS ENDED JUNE 30,
   Net sales                                       $161,642     $148,432     $155,963     $167,236    $243,737
   Restructuring charges (recovery)                       -            -        8,158         (718)          -
   Income (loss) from continuing operations          12,174        2,415      (16,610)       6,961      30,188

   Net income (loss)                                  9,380      (10,585)     (13,810)       6,961      30,188

   Income (loss) per share from continuing
      operations                                       0.67         0.13        (0.90)        0.35        1.37

   Net income (loss) per share                         0.52        (0.57)       (0.75)        0.35        1.37
   Weighted average common and dilutive
      common equivalent shares outstanding           18,038       18,552       18,451       19,707      22,044

AT JUNE 30,
   Cash and cash equivalents                         32,263       31,254       23,711       52,362     139,126
   Working capital                                   99,151       91,116       83,961       93,611     212,873
   Total assets                                     179,276      198,023      188,457      199,089     321,570
   Long-term debt                                         -       24,000       24,000       20,000      20,000
   Stockholders' equity                             122,136      113,161      103,032      114,050     227,382

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED JUNE 30,                                                      1992             1993           1994
- - --------------------------------------------------------------------------------------------------------------
                                                                      (In thousands, except per share amounts)
Net sales                                                             $155,963         $167,236       $243,737
- - --------------------------------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                                        99,993          107,466        133,028

   Engineering, research and development                                25,860           16,314         22,435

   Selling, general and administrative                                  35,537           32,684         48,192

   Restructuring charges (recovery)                                      8,158             (718)             -
- - --------------------------------------------------------------------------------------------------------------
                                                                       169,548          155,746        203,655
- - --------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                          (13,585)          11,490         40,082

Interest income and other, net                                           1,170            1,217          2,174

Interest expense                                                        (3,877)          (3,426)        (2,005)
- - --------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes           (16,292)           9,281         40,251

Provision for income taxes                                                 318            2,320         10,063
- - --------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                               (16,610)           6,961         30,188

Discontinued operations:
   Recovery of loss on 1991 discontinuance of PCB business               2,800                -              -
- - --------------------------------------------------------------------------------------------------------------
Net income (loss)                                                     $(13,810)        $  6,961       $ 30,188
- - --------------------------------------------------------------------------------------------------------------
Income (loss) per share from continuing operations                    $  (0.90)        $   0.35       $   1.37
Income per share from discontinued PCB business                           0.15                -              -
- - --------------------------------------------------------------------------------------------------------------
Net income (loss) per share                                           $  (0.75)        $   0.35       $   1.37
- - --------------------------------------------------------------------------------------------------------------
Weighted average common and dilutive common
   equivalent shares outstanding                                        18,451           19,707         22,044
- - --------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS
AT JUNE 30,                                                                                1993           1994
- - --------------------------------------------------------------------------------------------------------------
                                                                                                (In thousands)
Current assets:
   Cash and cash equivalents                                                         $   52,362      $ 139,126
   Accounts receivable, net of allowances of $1,469 and $1,754                           48,077         74,226
   Inventories                                                                           42,489         53,265
   Deferred income taxes                                                                  3,917          7,495
   Other current assets                                                                   4,724          4,343
- - --------------------------------------------------------------------------------------------------------------
      Total current assets                                                              151,569        278,455
- - --------------------------------------------------------------------------------------------------------------
Land, property and equipment, net                                                        39,384         37,149
Other assets                                                                              8,136          5,966
- - --------------------------------------------------------------------------------------------------------------
Total assets                                                                         $  199,089      $ 321,570
- - --------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable and current portion of long-term debt                                 $  6,532      $   4,673
   Accounts payable                                                                       8,953         11,890
   Income taxes payable                                                                   9,403         12,466
   Other current liabilities                                                             33,070         36,553
- - --------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                          57,958         65,582
- - --------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                     7,081          8,606
Long-term debt                                                                           20,000         20,000
Commitments and contingencies
Stockholders' equity:
   Preferred Stock $.001 par value, 1,000 shares authorized,
      none outstanding                                                                        -              -
   Common shares, $.001 par value, 75,000 shares authorized,
      19,503 and 22,864 shares issued and outstanding                                        20             23
   Capital in excess of par value                                                        64,638        147,358
   Retained earnings                                                                     50,087         80,275
   Treasury stock                                                                          (581)          (581)
   Cumulative translation adjustment                                                       (114)           307
- - --------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                        114,050        227,382
- - --------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                           $  199,089     $  321,570
- - --------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                Common Stock and Capital
                                  in excess of par value      Retained        Treasury Stock      Translation
                                  Shares         Amount       Earnings       Shares   Amount      Adjustments
- - --------------------------------------------------------------------------------------------------------------
                                                                                                (In thousands)

Balance at June 30, 1991          18,298       $ 56,094       56,936          (55)    $(581)         $   712
- - ------------------------------------------------------------------------------------------------------------
Exercise of stock options            203          1,431
Shares sold in stock
   purchase plan                     195          1,432
Net loss                                                     (13,810)

Translation adjustments                                                                                  818
- - ------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992          18,696         58,957       43,126          (55)     (581)           1,530
- - ------------------------------------------------------------------------------------------------------------

Exercise of stock options            604          4,277
Shares sold in stock
   purchase plan                     203          1,424
Net income                                                     6,961

Translation adjustments                                                                               (1,644)
- - ------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993          19,503         64,658       50,087          (55)     (581)            (114)
- - ------------------------------------------------------------------------------------------------------------

Exercise of stock options            854          6,960
Tax benefit on exercise of
   stock options                                  5,232
Shares sold in stock
   purchase plan                     207          1,965
Shares sold in stock
   offering                        2,300         68,566
Net income                                                    30,188

Translation adjustments                                                                                  421
- - ------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994          22,864       $147,381       80,275          (55)    $(581)         $   307
- - ------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED JUNE 30,                                                     1992             1993            1994
- - --------------------------------------------------------------------------------------------------------------
                                                                                                (In thousands)
Cash flows from continuing operating activities:
   Income (loss) from continuing operations                         $ (16,610)       $   6,961       $  30,188
Adjustments required to reconcile income (loss)
   from continuing operations to cash provided
   by (used for) continuing operations:
      Depreciation and amortization                                    10,732            9,646          10,734
      Deferred income taxes                                               142             (466)         (2,053)
      Changes in assets and liabilities:
         Accounts receivable                                           (2,583)             947         (26,149)
         Inventories                                                       70            6,048         (10,776)
         Other current assets                                            (766)           2,062             381
         Accounts payable                                              (1,970)           3,375           2,937
         Income taxes payable                                            (820)            (429)          3,063
         Other current liabilities                                      6,840            2,655           3,483
         Other assets                                                     526             (492)           (520)
- - --------------------------------------------------------------------------------------------------------------
Cash provided by (used for) continuing operations                      (4,439)          30,307          11,288
- - --------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                (5,085)          (3,226)         (5,809)
   Other                                                               (1,280)            (357)              -
- - --------------------------------------------------------------------------------------------------------------
Cash (used for) investing activities                                   (6,365)          (3,583)         (5,809)
- - --------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Short-term borrowings, net                                             125           (2,881)          2,141
   Payment of current portion of long term debt                             -                -          (4,000)
   Sales of common stock                                                2,863            5,701          82,723
- - --------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                   2,988            2,820          80,864
- - --------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                           273             (893)            421
- - --------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                       (7,543)          28,651          86,764
Cash and cash equivalents at beginning of year                         31,254           23,711          52,362
- - --------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $  23,711        $  52,362       $ 139,126
- - --------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
YEARS ENDED JUNE 30,                                                     1992             1993            1994
- - --------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                                                         $   3,778        $   3,515       $   2,007
   Income taxes                                                         1,361            1,914           3,369
- - --------------------------------------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries with accounts denominated in foreign currencies have been translated principally using the local currencies as the functional currencies. Accordingly, the assets and liabilities of these subsidiaries are translated at the rates of exchange on the balance sheet date, income and expense items are translated at average rates of exchange for the year, and the resulting translation gains or losses are included in stockholders' equity. Foreign currency transaction gains and losses have not been material and are included in interest income and other, net.

REVENUE RECOGNITION - The Company recognizes sales of wafer inspection, metrology, reticle and photomask inspection systems upon acceptance at the Company's plant, which is when title transfers. Customers may observe and approve satisfactory completion of the tests. Sales of other systems are recognized upon shipment. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized. Revenues from service contracts are recognized during the terms of the contracts on a straight-line basis.

INCOME PER SHARE - Income per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during the respective periods, including the assumed net shares issuable upon exercise of stock options, when dilutive.

RESEARCH AND DEVELOPMENT - The Company is actively engaged in significant product improvement and new product development efforts. Research and development expenses relating to possible future products aggregated approximately $19.3, $13.4 and $16.8 million for fiscal 1992, 1993 and 1994, respectively.

SOFTWARE DEVELOPMENT COSTS - The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86. For the years 1992, 1993 and 1994, the Company capitalized $1.3, $1.2 million and none, respectively, of software development costs in connection with the development of new products and new features and functions on existing products. Such costs are amortized on a straight-line basis over the estimated useful life of three years or the ratio of current revenue to the total of current and anticipated future revenue, whichever is greater. Amortization charged to expense during the fiscal years ended 1992, 1993 and 1994 was $2.1, $1.9 and $2.8 million, respectively. Capitalized software, net of software amortization, totaled $5.0, $4.3 and $1.5 million at June 30, 1992, 1993 and 1994, respectively.

INCOME TAXES - Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. Adoption of FAS 109 did not have a significant effect on the consolidated financial statements. Undistributed earnings of certain of the Company's foreign subsidiaries, for which no U.S. income taxes have been provided, aggregated approximately $6.0 million at June 30, 1994. The amount of the unrecognized deferred tax liability related to this investment is estimated at approximately $2.2 million at June 30, 1994.

CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less. Cash and cash equivalents are stated at cost, plus accrued interest, which approximates market value. During 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," which requires a change in the method used to account for certain investments. FAS 115 will be effective for the Company's fiscal 1995. The Company does not believe that the adoption of this statement will have a material impact on its financial position or results of operations.

INVENTORIES - Inventories are stated at the lower of cost or market, cost being determined using standard costs which approximate actual costs on a first-in, first-out basis.

PROPERTY AND EQUIPMENT - Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 30 years for buildings and building improvements, five years for furniture and fixtures, and range from three to five years for machinery and equipment. The life of the lease or the useful life, whichever is shorter, is used for the amortization of leasehold improvements.

FOREIGN EXCHANGE HEDGING - The Company purchases forward exchange contracts and options to hedge against currency fluctuations which affect certain foreign currency denominated sales and purchase transactions. Because the impact of movements in currency exchange rates on foreign exchange contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Unrealized gains and losses on these contracts are deferred and accounted for as part of the hedged transactions. Cash flows from these contracts are classified in the Statement of Cash Flows in the same category as the hedged transactions.

At June 30, 1993, the Company had foreign exchange contracts maturing throughout fiscal 1994 to sell approximately $19.2 million in foreign currency, primarily Japanese yen, and to purchase approximately $0.7 million of Japanese yen. At June 30, 1994, the Company had foreign exchange contracts maturing during fiscal 1995 to sell approximately $48.1 million in foreign currency, primarily Japanese yen, and to purchase approximately $5.8 million of Japanese yen. Of these contracts, approximately $35.2 million of foreign currency contracts hedge foreign currency payables and receivables carried on the balance sheet as of June 30, 1994, and consequently, the financial statements reflect the fair market value of the contracts and their underlying transactions. Approximately $16.5 million and $2.2 million of the contracts hedge firm commitments for future sales and purchases, respectively, denominated in foreign currency. The fair market value of these contracts at June 30, 1994, based upon prevailing market rates at that date, was approximately $16.7 million and $2.2 million, respectively.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, trade accounts receivable and financial instruments used in hedging activities.

The Company places its cash equivalents in a variety of financial instruments such as certificates of deposit, commercial paper, municipal debt and U.S. Government agency debt. Company policy limits the amount of credit exposure to any one financial institution or commercial issuer.

The Company sells its systems to semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts used in hedging activities. The Company does not anticipate nonperformance by any of these counterparties.

NOTE 2 DETAILS OF FINANCIAL STATEMENT COMPONENTS

                                                                                       1993              1994
- - --------------------------------------------------------------------------------------------------------------
Inventories:                                                                                    (In thousands)
   Customer service spares                                                           13,530         12,220
   Systems raw materials                                                              8,389         12,597
   Work-in-process                                                                   10,004         13,348
   Demonstration equipment                                                           10,566         15,100
- - --------------------------------------------------------------------------------------------------------------
                                                                                     42,489         53,265
- - --------------------------------------------------------------------------------------------------------------
Land, property and equipment:
   Land                                                                             $10,502         10,502
   Buildings and improvements                                                        20,361         21,928
   Machinery and equipment                                                           30,780         33,143
   Furniture and fixtures                                                             4,625          4,549
   Leasehold improvements                                                             6,321          4,029
- - --------------------------------------------------------------------------------------------------------------
                                                                                     72,589         74,151
   Less accumulated depreciation and amortization                                   (33,205)       (37,002)
- - --------------------------------------------------------------------------------------------------------------
                                                                                     39,384         37,149
- - --------------------------------------------------------------------------------------------------------------
Other current liabilities:
   Accrued compensation and benefits                                                $11,682         16,328
   Accrued warranty and installation                                                 12,188         14,367
   Unearned service contract revenue                                                  2,854          3,054
   Other                                                                              6,346          2,804
- - --------------------------------------------------------------------------------------------------------------
                                                                                     33,070         36,553
- - --------------------------------------------------------------------------------------------------------------

NOTE 3 GEOGRAPHIC REPORTING

The Company is a leading manufacturer of yield monitoring and process control systems for the semiconductor manufacturing industry. For geographic reporting, sales are attributed to the geographic location of the sales and service organizations and costs directly and indirectly incurred in generating sales are similarly assigned. During fiscal 1993, one customer accounted for 11% of net sales. During fiscal 1992 and 1994, no customer accounted for more than 10% of sales. The following is a summary of operations by geographical territories:

                                                                      1992             1993           1994
- - ----------------------------------------------------------------------------------------------------------
                                                                                            (In thousands)
Net sales from unaffiliated customers:
   United States                                                  $ 67,240         $ 62,802       $ 84,493

   Western Europe                                                   22,484           34,141         37,854

   Japan                                                            48,825           46,914         79,820

   Asia Pacific                                                     17,414           23,379         41,570
- - ----------------------------------------------------------------------------------------------------------
                                                                  $155,963         $167,236       $243,737
- - ----------------------------------------------------------------------------------------------------------
Operating results:
   United States                                                  $ (5,570)        $  7,558       $ 15,407

   Western Europe                                                      608            6,262          9,234

   Japan                                                            (5,214)          (1,783)        11,166

   Asia Pacific                                                      2,204            3,896         14,544
- - ----------------------------------------------------------------------------------------------------------
                                                                    (7,972)          15,933         50,351

   General corporate expenses                                       (5,613)          (4,443)       (10,269)
- - ----------------------------------------------------------------------------------------------------------
   Operating profit (loss)                                        $(13,585)        $ 11,490       $ 40,082
- - ----------------------------------------------------------------------------------------------------------
Identifiable assets:
   United States                                                  $103,960         $ 96,383       $ 95,041

   Western Europe                                                   15,272           22,631         19,853

   Japan                                                            27,026           18,627         38,444

   Asia Pacific                                                     18,581           13,487         24,264
- - ----------------------------------------------------------------------------------------------------------
                                                                   164,839          151,128        177,602

   General corporate assets                                         23,618           47,961        143,968
- - ----------------------------------------------------------------------------------------------------------
   Total assets                                                   $188,457         $199,089       $321,570
- - ----------------------------------------------------------------------------------------------------------


Intercompany transfers of products from the United States to other regions, based on cost of products transferred, were approximately $34.2, $39.7 and $52.1 million in fiscal years 1992, 1993 and 1994, respectively. Transfers from other regions were not significant in fiscal 1992 and 1993. During fiscal 1994, transfers to the U.S. from other regions were $9.7 million. Corporate assets consist primarily of cash and cash equivalents and other investments. Corporate expenses consist primarily of general, administrative and other expenses not attributable to geographical regions. Capital expenditures and depreciation expense have been primarily in the United States.


NOTE 4 EMPLOYEE BENEFIT PLANS

The Company has a profit sharing program, wherein a percentage of pretax profits, as determined by the Board of Directors, is accumulated and distributed quarterly to all employees who have completed a stipulated employment period. In addition, the Board may approve matching contributions to the Company's savings and investment plan, a qualified salary reduction plan under section 401(k) of the Internal Revenue Code. The total charge to operations under the profit sharing and 401(k) programs aggregated approximately $0.4, $0.7 and $3.3 million in fiscal 1992, 1993 and 1994, respectively.

Under the 1982 Stock Option Plan, as amended, 4,750,000 shares have been reserved for issuance to eligible employees and directors as either Incentive Stock Options (ISO's) or non-qualified options. Options under this plan are granted at prices determined by the Board of Directors, but not less than the fair market value on the date of grant, and expire ten years after the date of grant. Generally, options become exercisable within five years of the date of grant, vesting monthly after a waiting period of six to thirty months.

In October 1990, the Company adopted the 1990 Outside Directors Stock Option Plan to grant options to non-employee directors. This plan calls for an annual grant of 2,500 options, at fair market value, to each outside director. The options become exercisable at one fifty-fourth per month beginning six months from date of grant and expire ten years from grant date. A total of 100,000 shares have been reserved for issuance under this plan.

In August 1992, the Company allowed all holders of outstanding options, with the exception of holders who were officers or directors of the Company during all of fiscal 1992, to exchange higher priced options for new non-qualified options at $7.50 per share, the fair market value on the date of the Board's action; 412,000 options were exchanged.

Following is a summary of stock option transactions:

                                                                                          STOCK       RESERVED
                                                                                        OPTIONS         SHARES
                                                                  OPTION PRICE      OUTSTANDING      AVAILABLE
- - --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1991                                          $ 3.17-21.25        3,109,109        907,286
   Options granted                                                  8.63-11.88          264,050       (264,050)
   Options cancelled                                                3.17-20.25         (231,665)       231,665
   Options exercised                                                3.17-13.00         (202,902)
- - --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992                                         $  6.13-21.25        2,938,592        874,901
   Options granted                                                  7.50-12.38        1,048,246     (1,048,246)
   Options cancelled                                                6.13-20.50         (594,311)       594,311
   Options exercised                                                6.13-14.00         (603,912)
- - --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                                         $  7.00-21.25        2,788,615        420,966
   Options granted                                                 19.13-41.63          235,050       (235,050)
   Options cancelled                                                7.00-31.75         (113,749)       113,749
   Options exercised                                                7.00-31.75         (853,509)
- - --------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                         $  7.00-41.63        2,056,407        299,665
- - --------------------------------------------------------------------------------------------------------------

At June 30, 1994, options to purchase 736,686 shares of stock were exercisable under all option plans.

The Company has reserved 1,700,000 shares of common stock to be issued under the 1981 Employee Stock Purchase Plan. The Plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock on the date at the beginning of the two-year offering period or the last day of the purchase period. Substantially all employees are eligible to participate in the Plan. At June 30, 1994, 204,393 shares were available for future issuance under the Plan.

NOTE 5 FINANCING ARRANGEMENTS

At June 30, 1994, the Company had a $20 million interest-only mortgage on its principal facility due August 1995 bearing interest of 5.63% per annum through August 1994. Under the terms of the loan, the interest rate will be reset in August 1994 to 7.62%. The mortgage, which is secured by $32.4 million in land, buildings and building improvements at June 30, 1994, requires the Company to maintain, among other things, minimum working capital and tangible net worth.

As of June 30, 1994, the Company had a $10 million multicurrency line of credit with a bank, expiring December 31, 1994. The line of credit has a facility fee of 0.25% per annum. Interest on domestic and foreign borrowings is charged at the bank's reference rate and at the bank's offshore reference rate plus 0.875%, respectively. The agreement requires the Company to maintain, among other things, minimum quick ratio, tangible net worth and profitability. At June 30, 1994, the Company was in compliance with all of these covenants. As of June 30, 1994, approximately $4.2 million had been borrowed at the related offshore interest rate of 3.91% per annum.

In addition, certain of the Company's foreign subsidiaries had short-term local currency borrowings of approximately $0.5 million at an average interest rate of 4.62% at June 30, 1994.

Based upon interest rates available to the Company for issuance of debt with similar terms and remaining maturities, the fair value of the long-term mortgage debt and notes payable was approximately equal to the recorded value.

NOTE 6 RESEARCH AND DEVELOPMENT ARRANGEMENTS

The Company has entered into research and development arrangements with certain key customers and other entities to partially fund the development of new technology on a best efforts basis. The financial risks of these research and development arrangements are substantively and genuinely those of the funding entities. In fiscal 1992, 1993 and 1994, revenues of $6.1, $6.8 and $5.7 million, respectively, have been recognized on these research and development contracts on the percentage of completion basis. These revenues are offset against gross engineering, research and development expenses.

NOTE 7 INVESTMENT IN ACROTEC

During fiscal 1991, the Company invested approximately $0.2 million cash for an 8% equity investment in Acrotec, a Japanese company developing an automated optical inspection device for flat panel displays utilizing base technology provided by the Company. In addition, the Company has a research and development arrangement with Acrotec to provide research, development and engineering on a best efforts cost reimbursement basis. The Company received $2.5, $2.1 and $1.6 million in fiscal 1992, 1993 and 1994, respectively, under this research and development arrangement, and has recorded these amounts as a reduction of sales, administrative, engineering, research and development expenses (see Note 6).

NOTE 8 INCOME TAXES

The components of income (loss) from continuing operations before income taxes were as follows:

                                                                         1992          1993        1994
                                                                                         (In thousands)
- - -------------------------------------------------------------------------------------------------------
Domestic                                                             $(22,582)       $1,828     $31,515

Foreign                                                                 6,290         7,453       8,736
- - -------------------------------------------------------------------------------------------------------
                                                                     $(16,292)       $9,281     $40,251
- - -------------------------------------------------------------------------------------------------------


The provisions for income taxes charged to continuing operations were as follows:

                                                                         1992            1993         1994
                                                                                            (In thousands)
- - ----------------------------------------------------------------------------------------------------------
Federal:
   Currently payable (refundable)                                     $(1,698)        $   495     $  7,587

   Deferred                                                               204               -       (2,195)
- - ----------------------------------------------------------------------------------------------------------
                                                                       (1,494)            495        5,392
- - ----------------------------------------------------------------------------------------------------------
State:
- - ----------------------------------------------------------------------------------------------------------
   Currently payable                                                      175             321        2,222

   Deferred                                                              (175)              -            -
- - ----------------------------------------------------------------------------------------------------------
                                                                            -             321        2,222
- - ----------------------------------------------------------------------------------------------------------
Foreign:
   Currently payable                                                      867           2,679        2,307

   Deferred                                                               945          (1,175)         142
- - ----------------------------------------------------------------------------------------------------------
                                                                        1,812           1,504        2,449
- - ----------------------------------------------------------------------------------------------------------
Provision for income taxes from continuing operations                 $   318         $ 2,320     $ 10,063
- - ----------------------------------------------------------------------------------------------------------


The following is a reconciliation of the effective income tax rates from continuing operations and the United States statutory federal income tax rate:



                                                                          1992              1993         1994
- - -------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                        (34.0)%            34.0%        35.0%
State income taxes, net of federal tax benefits                              -               2.3          3.6
Effect of foreign operations at lower tax rates                           (2.0)            (11.1)        (1.7)
Non-taxable FSC income                                                       -                 -         (1.5)
Financial statement operating loss carryforward
   not recognized because realization is uncertain                        35.3                 -            -
Foreign tax credit                                                           -                 -         (4.8)
Realized deferred tax assets previously reserved                             -              (3.8)        (5.8)
Other                                                                      2.7               3.6          0.2
- - -------------------------------------------------------------------------------------------------------------
Effective tax rate                                                         2.0%             25.0%        25.0%
- - -------------------------------------------------------------------------------------------------------------


Deferred tax liabilities (assets) at July 1, 1992, June 30, 1993 and 1994 are comprised of the following:

                                                                   July 1,         June 30,       June 30,
                                                                      1992             1993           1994
                                                                                            (In thousands)
- - ----------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                   $  4,342         $  4,317          5,157

   Unremitted earnings of foreign subsidiaries not
     permanently reinvested                                          3,902            2,726          6,327

   Capitalized software                                              1,963            1,679            641
   Other                                                               963            1,596          1,255
- - ----------------------------------------------------------------------------------------------------------
                                                                    11,170           10,318         13,380
- - ----------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Inventory reserves and basis differences                         (9,357)          (9,876)       (11,483)

   Federal and state loss and credit carryforwards                  (5,279)          (4,816)        (4,696)

   Other asset valuation reserves                                   (2,079)          (1,874)        (2,008)

   Reserves for restructured and discontinued operations            (1,749)            (668)          (331)
   Employee benefit accruals                                        (1,026)          (1,528)        (1,885)

   Warranty and installation accruals                                 (674)            (934)        (1,880)

   Other                                                              (984)            (853)        (1,064)
- - ----------------------------------------------------------------------------------------------------------
                                                                   (21,148)         (20,549)       (23,347)
- - ----------------------------------------------------------------------------------------------------------
Deferred tax assets valuation allowance                             13,746           13,395         11,078
- - ----------------------------------------------------------------------------------------------------------
Total net deferred tax liabilities                                $  3,768         $  3,164          1,111
- - ----------------------------------------------------------------------------------------------------------


The deferred tax assets valuation allowance at June 30, 1993 and 1994, is attributed to U.S. federal and state deferred tax assets. The Company has $13.3 million of net deferred tax assets in the U.S. at June 30, 1994. Management believes sufficient uncertainty exists such that a valuation allowance of $11.1 million against these net deferred tax assets is required. When these reserved deferred tax assets are ultimately realized, $6.0 million will reduce the Company's federal and state tax provisions and $5.1 million will be credited to paid-in capital (related to stock option deductions). The Company's deferred tax assets in the U.S. at July 1, 1992, and June 30, 1993, were fully reserved. During fiscal 1993 and 1994, the Company realized $0.4 and $2.3 million, respectively, of deferred tax assets previously reserved, reducing the valuation allowance by corresponding amounts.

In accordance with FAS 109, the valuation allowance is allocated pro-rata to federal and state current and non-current deferred tax assets. Net deferred tax liabilities at June 30, 1994, of $1.1 million, reflect foreign liabilities of $3.3 million offset by $2.2 million of U.S. assets. The net deferred tax liability at July 1, 1992 and June 30, 1993 relates to foreign operations.

The Company has federal research and development and other tax credit carryovers of approximately $4.6 million that will expire primarily in fiscal 1998 through 2009.

The Company's manufacturing operations in Switzerland are exempt from taxes through 2001. The effect of this tax exemption was to increase net income in fiscal 1993 and 1994 by approximately $0.6 million for each year.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 1985 to 1992. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of these reviews will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 9 COMMITMENTS AND CONTINGENCIES

The Company leases several facilities under operating leases expiring at various dates through fiscal 2025 with renewal options at fair market value for additional periods ranging up to ten years. The aggregate minimum rental commitment under these lease agreements as of June 30, 1994, excluding property taxes, insurance and certain other costs to be paid by the Company, are approximately $2.3, $1.4, $1.0, $1.0, $0.5 and $1.3 million in fiscal 1995 through 1999 and thereafter, respectively. Total rental expense under all operating leases was $3.2, $2.9 and $2.5 million in fiscal 1992, 1993 and 1994, respectively.

The Company is the plaintiff in two patent infringement suits in which the defendants filed counterclaims alleging interference with business. In addition the Company has also filed suit against two of its vendors for defective merchandise delivered by them. One of these resulted in a counterclaim. The Company is also a defendant in three suits arising out of the discontinued printed circuit board inspection business. In one of them the trial court ruled in favor of the Company on all causes of action asserted against it. This case is presently under appeal. The remaining cases are in the early discovery stage. The Company also filed a complaint against another semiconductor equipment manufacturer in which the Company holds a minority interest. The Company alleges that its ownership was unjustly diluted by the defendant. In addition to the above, the Company from time to time is put on notice by its customers regarding possible patent infringement. Management does not believe that any of these matters will have an adverse material effect on the Company's financial position or results of operations.

NOTE 10 STOCKHOLDERS' EQUITY

In February 1994, the Company sold 2,300,000 shares of common stock at $ 31.50 per share in a public offering resulting in $68.6 million of proceeds to the Company, net of offering expenses.

In March 1989, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Common Stock Purchase Right (Right). The Right entitles the holder, under certain circumstances, to purchase common stock of the Company or its acquirer at a discounted price. The Rights are redeemable by the Company and expire in 1999.

NOTE 11 FISCAL 1992 RESTRUCTURING

Restructuring charges in fiscal 1992 of $8.2 million include $2.4 million for costs associated with the discontinuance of the EMMI product line, $1.6 million of expenses for eliminating one corporate facility, $0.9 million in severance costs, and $3.3 million for costs associated with a redefinition of certain product strategies. During fiscal 1993, a $0.7 million recovery was recognized on the sale of the EMMI product line.

NOTE 12 DISCONTINUED PCB BUSINESS

In December 1990, the Company divested its printed circuit board (PCB) inspection business and recorded a $15 million pretax charge as a result. In October 1991, the Company entered into an agreement to sell substantially all of the assets and related technology of the PCB business for approximately $4.3 million plus future royalties. The agreement required the Company to transfer the technology, provide training and develop certain software to enhance the product. The Company recognized a $2.8 million recovery of the fiscal 1991 provision in the third quarter of fiscal 1992 upon substantial completion of its obligations under the sale agreement.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
KLA Instruments Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of KLA Instruments Corporation and its subsidiaries at June 30, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

San Jose, California
July 26, 1994



Common Stock                                                     1993                                  1994
                                                          High          Low                     High          Low
- - -----------------------------------------------------------------------------------------------------------------
First Quarter                                            9            7 1/8                   26 1/2       17

Second Quarter                                          12 1/4        7 3/4                   28           19

Third Quarter                                           14 3/4       10 5/8                   43           25 7/8

Fourth Quarter                                          19 1/2       11 1/4                   43 1/4       32 1/4
- - -----------------------------------------------------------------------------------------------------------------

The Company's common stock is traded on the NASDAQ National Market System under the symbol "KLAC." All common stock prices reflect closing prices per the NASDAQ National Market System.

The Company has not paid cash dividends on its common stock and does not plan to pay cash dividends to its stockholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of June 30, 1994, the Company had approximately 1,014 stockholders of record.

CORPORATE DIRECTORY

OFFICERS

Kenneth Levy
Chairman of the Board
Chief Executive Officer

Kenneth L. Schroeder
President
Chief Operating Officer

Robert J. Boehlke
Vice President Finance
  and Administration,
  Chief Financial Officer

Gary E. Dickerson
Vice President

Michael D. McCarver
Vice President

Neil Richardson, Ph. D.
Vice President

Magnus O. W. Ryde
Vice President

Arthur P. Schnitzer
Vice President

Ben Tsai, Ph. D.
Vice President
Chief Technical Officer

Virginia DeMars
Vice President,
Human Resources

Christopher Stoddart
Treasurer

William Turner
Vice President,
Controller

Paul E. Kreutz, Esq.
Secretary

DIRECTORS

Kenneth Levy
Chairman of the Board
Chief Executive Officer

Kenneth L. Schroeder
President
Chief Operating Officer

Leo J. Chamberlain
Private Investor

Robert E. Lorenzini
Private Investor

Yoshio Nishi
Director
Research & Development Center
Hewlett-Packard

Samuel Rubinovitz
Retired
Executive Vice President
EG&G, Inc.

Dag Tellefsen
General Partner
Glenwood Venture Management

CORPORATE OFFICE

KLA Instruments Corporation
160 Rio Robles
P.O. Box 49055
San Jose, California 95161-9055
(408) 434-4200

INTERNATIONAL OFFICES
KLA Instruments Ltd.
4 The Business Center
Molly Millars Lane
Wokingham, Berkshire
RG11 2QZ, United Kingdom
44-734-890666

KLA Instruments GmbH
Leonrodstrasse 58
80636 Muenchen, Germany
49-89-121561-0

KLA Instruments France, S.A.
25 Rue Michael Faraday
78180 Montigny-le-Bretonneux
France
33.1.30.45.30.03

KLA Instruments Israel Corporation
4 Science Avenue
North Industrial Center
P.O. Box 143
Migdal Ha'Emek 10500, Israel
972-65-42987

KLA Instruments Malaysia Sd Bhd
60 Jalan Timah 7
Taman Sri Putri
81300 Skudai
Johor Bahru, Malaysia
607-571-946

KLA Japan, Ltd.
Endo Dai-Ni Building
1-31-11 Akebono-Cho
Tachikawa City
Tokyo 190, Japan
81-425-23-2181

KLA Acrotec Company, Ltd.
20-16 Hikawadai
Nerima-Ku 3-Chome
Tokyo 179, Japan
81-359-20-3611

KLA Instruments, S.A.
Chemin de Buchaux 38
CH-2022 Bevaix
Switzerland
41-38-462090

KLA Instruments Korea
4th Floor Chunil Building
961-1 Daechi 3-Dong
Kangnam-Ku, Seoul 135-283
Republic of Korea
822-563-0552

KLA Instruments Taiwan
Fifth Floor
115 Ming Sheng Road
Hsinchu City, Taiwan
Republic of China
886-35-335163

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
San Jose, California

GENERAL LEGAL COUNSEL
Gray Cary Ware & Freidenrich
Palo Alto, California

REGISTRAR AND TRANSFER AGENT
First National Bank of Boston
Boston, Massachusetts

Additional copies of this report, as well as copies of SEC Form 10K, for the year ended June 30, 1994, may be obtained from the Company without charge by writing to:

KLA Instruments Corporation
Attn:  Investor Relations
P.O. Box 49055
San Jose, CA  95161-9055

                                      KLA
                        (C) KLA Instruments Corporation
                          Printed in U.S.A.  1094-15M