Form 10-K, Exhibit 13
period 1995-06-30
KLA INSTRUMENTS CORP
filed 1995-09-27
CIK 319201

                                                                    EXHIBIT 13
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                           FISCAL 1994                               FISCAL 1995
QUARTER ENDED               SEPT. 30    DEC. 31   MARCH 31  JUNE 30   SEPT. 30    DEC. 31     MARCH 31  JUNE 30
- ---------------------------------------------------------------------------------------------------------------
                                                                        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

Net sales                    $ 51.9     $ 57.1     $ 62.6   $ 72.1     $ 83.2     $104.7       $118.1   $136.4

Gross profit                   20.7       24.7       29.4     35.9       42.6       56.3         63.9     75.0
(% of net sales)               39.9%      43.3%      47.0%    49.8%      51.2%      53.8%        54.1%    55.0%

Engineering, research and
development expense             4.9        4.8        5.5      7.2        8.2        8.8         12.3     16.0
(% of net sales)                9.4%       8.4%       8.8%    10.0%       9.9%       8.4%        10.4%    11.7%

Selling, general and
administrative expense          9.9       11.3       12.0     15.0       16.5       21.7         21.6     25.5
(% of net sales)               19.1%      19.8%      19.2%    20.8%      19.8%      20.7%        18.3%    18.7%

Net income                      4.2        6.3        9.0     10.7       12.8        1.0(a)      20.8     24.0
(% of net sales)                8.1%      11.0%      14.4%    14.8%      15.4%       1.0%        17.6%    17.6%

Net income per share         $  0.20    $  0.30    $  0.40  $  0.45    $  0.54    $  0.04(a)   $  0.86  $  0.94

Shares used in computing
net income per share           20.8       20.9       22.7     23.7       23.9       24.1         24.3     25.5
- ---------------------------------------------------------------------------------------------------------------

(A) Includes a net charge of $16.2 million or $0.66 per share, for writeoff of acquired in-process technology.

Management's Financial Commentary

Last year we described fiscal 1994 as a breakthrough year that resulted in a sharp improvement in earnings. This year we can describe fiscal 1995 as a year of rapid advance on all fronts. For the first time in many years, all of KLA's major businesses were growing at the same time. Earnings per share of $3.06 (prior to the write-off resulting from the acquisition of Metrologix) were more than double the prior year's record of $1.37 in fiscal 1994. This improvement was the result of a number of factors. First and foremost, semiconductor manufacturers continued to find new uses for the KLA 2100 series, and adoption of KLA's methodologies became more pervasive. The top ten manufacturing plants using KLA's approach now average seven KLA 2100 systems per fab, and more than 88 fabs have multiple systems installed or on order. The second factor was the continued strength of capital spending by the industry on new submicron manufacturing capabilities. The electronic components in greatest demand, such as microprocessors, memories and custom ASICs, require facilities capable of manufacturing circuits with 0.5-micron features or below. The shortage of these advanced facilities has resulted in a strong cycle of spending by semiconductor manufacturers. This spending strength has driven demand for all of KLA's products, including the metrology and test division systems. A third consideration was the recovery of the reticle and photomask business, reflecting the industry's enthusiasm for the new capabilities of the KLA 331. The system employs a new KLA technology, Simultaneous Transmitted and Reflected Light ("STARlight"), which finds many new classes of defects not previously thought to exist on masks and reticles. As a result, both mask makers and mask users are interested in this new verification technology.

     As a result of these factors, KLA's bookings grew 80% in fiscal 1995, and backlog doubled from about $125 million at June 30, 1994, to about $250 million at June 30, 1995. To accommodate this continuing growth, KLA increased cleanroom manufacturing space during the fiscal year by over 100%, entered into an agreement to lease a 105,000 square-foot facility being constructed at its main campus site, and leased an additional 73,000 square feet of office and manufacturing space adjacent to the campus. In August of 1995, KLA also entered into leases for 134,000 square feet in three buildings adjacent to the KLA campus.

     During fiscal 1995, KLA expanded the product offering of the metrology business by acquiring Metrologix, a manufacturer of scanning electron microscope(SEM) products used to measure the linewidths of very advanced devices. As these linewidths became smaller, the optical technology of the KLA 5100 was less able to resolve the images for linewidth measurement. As a result, the KLA 5100 is now employed primarily for overlay alignment applications, and it continues to have a majority share of that market. The acquisition resulted in an after-tax charge of $16.2 million attributable to the write-off of in-process technology; this charge reduced earnings in the second quarter by $0.66 per share.

ANNUAL RESULTS OF OPERATIONS

Sales increased 82% in fiscal 1995 compared with increases of 46% and 7% in fiscal 1994 and 1993, respectively. The dollar sales increase in fiscal 1995 was primarily attributable to the continued success of the 2100 series product line manufactured by the Wafer Inspection Business Unit (WISARD). However, comparable percentage increases were also recorded by the Reticle and Photomask Inspection Business Unit (RAPID) for the reasons described earlier and by the Optical Metrology Business Unit, which continued to achieve the majority share of its overlay metrology market. Smaller percentage gains were seen in the ATS Division, which benefited from the introduction of a new prober model, and the Customer Service Division (CSD), which benefited from the growing installed base of KLA equipment worldwide. The 46% sales increase in fiscal 1994 was again primarily attributable to rising demand for WISARD's 2100 series product. The Metrology Business Unit recorded a similar percentage increase to that of WISARD. Revenue increases were also recorded in the RAPID and ATS divisions. The 7% sales increase in fiscal 1993 reflected strength in the ATS and Metrology divisions, which slightly offset a decline in RAPID caused by a delay in completing all the features of its new 300 Series.

     International sales as a percent of total sales were 69%, 65% and 62% in fiscal years 1995, 1994 and 1993, respectively. The increase in international sales in fiscal 1995 was due to continued strong demand from Korea, to an upsurge in orders from Taiwan in the second half of the year, and to a continuation of the recovery of the Japanese semiconductor industry to more traditional levels of profitability and investment.

     Gross margins were 54%, 45% and 36% in fiscal years 1995, 1994 and 1993, respectively. The improvement in fiscal 1995 was due to manufacturing efficiencies in WISARD, the rise in WISARD's share of KLA's total revenues, the absorption of fixed overhead costs by higher sales volumes and the favorable impact of a stronger yen. The gross margin improvement in fiscal 1994 was driven by the same considerations as in fiscal 1995. Gross margins in fiscal 1993 were adversely impacted by new product transitions in all divisions, which generated large scrap, rework and overhead variance costs. In RAPID, these transitions, unlike others in KLA's history, involved redesigns of every significant subsystem.

     Engineering, research and development expenses were 10%, 9% and 10% of revenue in fiscal 1995, 1994 and 1993, respectively. In absolute dollars, these expenses doubled to $45.3 million in fiscal 1995. As the Company increasingly concentrates on the broad opportunities in yield management, including the networking of all measurement tools in the fab, it is increasingly identifying opportunities to develop and market new systems and measurement tools, as well as applications and the related software for using these tools. Many such opportunities occurred in the WISARD Division during fiscal 1995, and R&D spending increased accordingly. Increases in R&D were also recorded in RAPID, Metrology and the new PRISM division. The decline in the percent of revenue for R&D in fiscal 1994 to 9% was due to the efficiency of developing new models with less extensive redesign of many subsystems than normal.

     Engineering, research and development expenses are shown net of funds KLA receives from customers, industry groups and government sources and also net of any capitalization of software costs. KLA's gross R&D expenses were reduced by 1%, 2% and 4% by these sources in fiscal years 1995, 1994 and 1993, respectively. KLA did not capitalize any software costs in fiscal years 1995 and 1994.

     Selling, general and administrative costs were 19%, 20% and 20% in fiscal years 1995, 1994 and 1993, respectively. In fiscal 1995, decreases in sales and administration expenses as a percentage of sales were partially offset by increases in profit-sharing expenses resulting directly from the continued improvement in KLA's financial performance. In fiscal 1994, representative commissions and profit-sharing expenses increased slightly, and were offset by a decline in sales and administrative expenses, all as a percent of revenues.

     "Interest income and other, net," increased in fiscal 1995 because the Company had higher balances of cash, cash equivalents and marketable securities. These balances increased primarily because of the secondary public offerings of stock of $68.6 million in February 1994 and $91 million in May 1995. Interest expense was $2.4, $2.0 and $3.4 million in fiscal years 1995, 1994 and 1993, respectively. The decline in fiscal 1994 was due primarily to an interest rate adjustment in August 1993 on KLA's mortgage loan from 10.3% to 5.63%.

     The provision for income taxes on pretax income was 34%, 25% and 25% in fiscal 1995, 1994 and 1993, respectively. In fiscal 1995, the income tax rate was lower than the statutory U.S. tax rate primarily due to the benefits generated by KLA's foreign sales corporation and the realization of deferred tax assets which were previously reserved. KLA's tax rate increased from 1994 to 1995 as a result of a greater percentage of worldwide earnings being taxable in the U.S. in 1995 than in prior years. In fiscal 1993 and 1994, the income tax rate was lower than the statutory U.S. tax rate primarily due to tax advantages in Switzerland that resulted in a lower net foreign tax rate and as a result of the realization of deferred tax assets previously reserved. Additionally, the fiscal 1994 rate was reduced by the utilization of $1.9 million in foreign tax credits.

     The IRS is currently auditing the Company's federal income tax returns for fiscal years 1985-1992. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audit will not have a material adverse impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities increased by $105.6 million in fiscal 1995 with $22.3 million from operations, $91 million from a secondary public offering in May 1995, and $24.7 million from the after-tax impact of stock option and stock purchase plans. This was partially offset by a $14.2 million cash payment to purchase Metrologix, and $19 million in capital expenditures. Cash provided by operations was substantially less than reported earnings due to the working capital investment required to support the rise in revenues.

     Capital expenditures of $19 million in fiscal 1995 compared with depreciation charges of approximately $11 million and were about triple the fiscal 1994 amount. The major uses of capital were the facility expansion at KLA's main campus and the facility expansions at KLA Israel and Japan. Capital expenditures for fiscal 1996 are expected to be greater than depreciation but less than the fiscal 1995 amount; however, this assessment could change if demand continues to exceed estimates and additional manufacturing capacity is required. No estimate can be made of the size or cost of any such additional capacity.

     The Company has entered into lease agreements to occupy three buildings beginning in fiscal 1996. In total, the lessor has committed to fund up to $27.9 million to construct or acquire and improve the three buildings located at KLA's main campus site. KLA may, at its option, purchase the properties during the term of the leases at approximately the amount expended by the lessor to acquire, construct and improve the properties. If the Company does not purchase the buildings at the end of the leases, the Company will guarantee the lessor 85% of the residual values of the properties as determined at the inception of the leases.

     KLA believes that its current level of liquid assets, borrowing facilities, working capital and cash expected to be generated from operations will be sufficient to fund its growth through at least fiscal 1996. The current policy of KLA is not to pay dividends. Management believes that it is in the best interests of the stockholders to continue to reinvest KLA's earnings in the business.

[PHOTO OF ROBERT J. BOEHLKE, VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER]

BUSINESS RISKS AND UNCERTAINTIES

The Company's future results will depend on its ability to continuously introduce new products and enhancements to its customers as demands for higher productivity and specifications of semiconductor test equipment change or increase. Due to the risks inherent in transitioning to new products, the Company must accurately forecast demand in both volume and configuration and also manage the transition from older products. The Company's results could be affected by the ability of competitors to introduce new products that have technological and/or pricing advantages. Results also will be affected by strategic decisions made by management regarding whether to continue particular product lines, and by volume, mix and timing of orders received during a period, fluctuations in foreign exchange rates, and changing conditions in both the semiconductor industry and key semiconductor markets around the world. As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis.

SELECTED FINANCIAL DATA (UNAUDITED)

                                                             1991         1992          1993          1994         1995
- -------------------------------------------------------------------------------------------------------------------------
                                                                     (In thousands, except per share amounts)
YEARS ENDED JUNE 30,
   Net sales                                             $ 148,432     $ 155,963     $ 167,236     $ 243,737    $ 442,416
   Restructuring charges (recovery)                              -         8,158          (718)            -            -
   Income (loss) from continuing operations                  2,415       (16,610)        6,961        30,188       58,618
   Net income (loss)                                       (10,585)      (13,810)        6,961        30,188       58,618
   Income (loss) per share from continuing operations         0.13         (0.90)         0.35          1.37         2.40

   Net income (loss) per share                               (0.57)        (0.75)         0.35          1.37         2.40

   Shares used in computing net income per share            18,552        18,451        19,707        22,044       24,435

AT JUNE 30,
   Cash, cash equivalents and marketable securities         31,254        23,711        52,362       139,126      244,753
   Working capital                                          91,116        83,961        93,611       212,873      228,026
   Total assets                                            198,023       188,457       199,089       321,570      546,296
   Long-term debt                                           24,000        24,000        20,000        20,000            -
   Stockholders' equity                                    113,161       103,032       114,050       227,382      403,969

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED JUNE 30,                                 1993          1994          1995
- -----------------------------------------------------------------------------------------
                                                 (In thousands, except per share amounts)
Net sales                                         $ 167,236     $ 243,737     $ 442,416
- ---------------------------------------------------------------------------------------
Costs and expenses:
   Cost of sales                                    107,466       133,028       204,618
   Engineering, research and development             16,314        22,435        45,252
   Selling, general and administrative               32,684        48,192        85,255
   Write-off of acquired in-process technology            -             -        25,240
   Restructuring recovery                              (718)            -             -
- ---------------------------------------------------------------------------------------
                                                    155,746       203,655       360,365
- ---------------------------------------------------------------------------------------
Income from operations                               11,490        40,082        82,051
Interest income and other, net                        1,217         2,174         9,127
Interest expense                                     (3,426)       (2,005)       (2,364)
- ---------------------------------------------------------------------------------------
Income before income taxes                            9,281        40,251        88,814
Provision for income taxes                            2,320        10,063        30,196
- ---------------------------------------------------------------------------------------
Net income                                        $   6,961     $  30,188     $  58,618
- ---------------------------------------------------------------------------------------
Net income per share                              $    0.35     $    1.37     $    2.40
- ---------------------------------------------------------------------------------------
Shares used in computing net income per share        19,707        22,044        24,435
- ---------------------------------------------------------------------------------------
Pro forma net income per share,  Note 5           $    0.18     $    0.69     $    1.20
- ---------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

16       KLA INSTRUMENTS CORPORATION

CONSOLIDATED BALANCE SHEET


AT JUNE 30,                                                                                        1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                             (IN THOUSANDS)
ASSETS

Current assets:
   Cash and cash equivalents                                                                     $139,126         $  92,059
   Short-term investments                                                                               -            26,681
   Accounts receivable, net of allowances of $1,754 and $2,196                                     74,226           129,274
   Inventories                                                                                     53,265            79,759
   Deferred income taxes                                                                            7,495            18,155
   Other current assets                                                                             4,343            14,949
- ---------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                        278,455           360,877
- ---------------------------------------------------------------------------------------------------------------------------
Land, property and equipment, net                                                                  37,149            49,004
Marketable securities                                                                                   -           126,013
Other assets                                                                                        5,966            10,402
- ---------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                     $321,570         $ 546,296
- ---------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable                                                                                 $  4,673         $   4,458
   Current portion of long-term debt                                                                    -            20,000
   Accounts payable                                                                                11,890            19,376
   Income taxes payable                                                                            12,466            22,797
   Other current liabilities                                                                       36,553            66,220
- ---------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                    65,582           132,851
- ---------------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                               8,606             9,476
Long-term debt                                                                                     20,000                 -
Commitments and contingencies, Note 4
Stockholders' equity:
   Preferred Stock $.001 par value, 1,000 shares authorized, none issued and outstanding                -                 -
   Common shares, $.001 par value, 75,000 shares authorized,
      22,864 and 25,080 shares issued and outstanding                                                  23                25
   Capital in excess of par value                                                                 147,358           263,016
   Retained earnings                                                                               80,275           138,893
   Treasury stock                                                                                    (581)             (581)
   Net unrealized gain on investments                                                                   -             1,241
   Cumulative translation adjustment                                                                  307             1,375
- ---------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                  227,382           403,969
- ---------------------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                                       $321,570        $  546,296
- ---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                    KLA INSTRUMENTS CORPORATION               17

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           COMMON STOCK AND CAPITAL
                                            IN EXCESS OF PAR VALUE                 TREASURY STOCK     NET UNREALIZED
                                           ------------------------  RETAINED    -----------------       GAIN ON       TRANSLATION
                                              SHARES      AMOUNT     EARNINGS    SHARES     AMOUNT     INVESTMENTS     ADJUSTMENTS
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (In thousands)
Balance at June 30, 1992                      18,696     $ 58,957    $ 43,126     (55)      $(581)       $    -         $ 1,530
- ----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                        604        4,277
Shares sold in stock purchase plan               203        1,424
Net income                                                              6,961
Translation adjustments                                                                                                  (1,644)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                      19,503       64,658      50,087     (55)       (581)            -            (114)
- ----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                        854        6,960
Tax benefit on exercise of stock options                    5,232
Shares sold in stock purchase plan               207        1,965
Shares sold in stock offering                  2,300       68,566
Net income                                                             30,188
Translation adjustments                                                                                                     421
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                      22,864      147,381      80,275     (55)       (581)            -             307
- ----------------------------------------------------------------------------------------------------------------------------------
Exercise of stock options                        628        5,271
Tax benefit on exercise of stock options                   15,427
Shares sold in stock purchase plan                88        3,995
Shares sold in stock offering                  1,500       90,967
Net income                                                             58,618
Net unrealized gain on investments                                                                        1,241
Translation adjustments                                                                                                   1,068
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                      25,080     $263,041    $138,893     (55)      $(581)       $1,241          $1,375
- ----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

18       KLA INSTRUMENTS CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED JUNE 30,                                                                1993             1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                             (In thousands)
Cash flows from operating activities:
   Net income                                                                   $  6,961          $30,188         $  58,618
Adjustments required to reconcile net income
   to cash provided by operations:
      Depreciation and amortization                                                9,646           10,734            10,642
      Write-off of acquired in-process technology                                      -                -            16,154
      Deferred income taxes                                                         (466)          (2,053)           (9,591)
      Changes in assets and liabilities:
         Accounts receivable                                                         947          (26,149)          (54,462)
         Inventories                                                               6,048          (10,776)          (23,112)
         Other assets                                                              1,570             (139)          (18,313)
         Accounts payable                                                          3,375            2,937             6,509
         Income taxes payable                                                       (429)           3,063            11,199
         Other current liabilities                                                 2,655            3,483            24,692
- ---------------------------------------------------------------------------------------------------------------------------
Cash provided by operations                                                       30,307           11,288            22,336
- ---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Capital expenditures                                                           (3,226)          (5,809)          (19,009)
   Purchases of short and long-term available for sale securities                      -                -          (329,729)
   Sales and maturities of short and long-term available for sale securities           -                -           178,276
   Investment in Metrologix                                                            -                -           (14,182)
   Other                                                                            (357)               -                 -
- ---------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                (3,583)          (5,809)         (184,644)
- ---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Short-term borrowings, net                                                     (2,881)           2,141            (1,487)
   Payment of current portion of long-term debt                                        -           (4,000)                -
   Sales of common stock/tax benefit of options exercised                          5,701           82,723           115,660
- ---------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                              2,820           80,864           114,173
- ---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                                     (893)             421             1,068
- ---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                  28,651           86,764           (47,067)
Cash and cash equivalents at beginning of year                                    23,711           52,362           139,126
- ---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $ 52,362         $139,126         $  92,059
- ---------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                                                                     $  3,515         $  2,007         $   2,361
   Income taxes                                                                    1,914            3,369            22,715
- ---------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                    KLA INSTRUMENTS CORPORATION               19

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

Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (FAS 115) "Accounting for Certain Investments in Debt and Equity Securities," which requires the Company to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. The Company's investments are classified as available for sale. Investments classified as available for sale are measured at market value, and net unrealized gains and losses are recorded as a separate component of stockholders' equity until realized. Any gains or losses on sales of investments are computed by specific identification. As of June 30, 1995, net unrealized gains on investments available for sale were $1.2 million.

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of investments, trade accounts receivable and financial instruments used in hedging activities.

The Company invests in a variety of financial instruments such as certificates of deposit, commercial paper, municipal debt and U.S. Government debt. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer.

The Company sells its systems to semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable. The write-off of uncollectible amounts has been insignificant.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts used in hedging activities. The Company does not anticipate nonperformance by these counterparties.

FOREIGN EXCHANGE HEDGING - The Company enters into forward contracts to hedge against currency fluctuations that affect certain foreign currency denominated sales and purchase transactions. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the underlying items being hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Unrealized gains and losses on these contracts are deferred and accounted for as part of the hedged transactions. Cash flows from these contracts are classified in the Statement of Cash Flows in the same category as the hedged transactions.

At June 30, 1994, the Company had forward contracts maturing throughout fiscal 1995 to sell approximately $48.1 million in foreign currency, primarily Japanese yen, and to purchase approximately $5.8 million of Japanese yen. At June 30, 1995, the Company had forward contracts maturing throughout fiscal 1996 to sell approximately $147.9 million in foreign currency, primarily Japanese yen, and to purchase approximately $19.1 million in foreign currency, primarily Japanese yen. Of these contracts, approximately $70.5 million of contracts hedge foreign currency receivables and payables carried on the balance sheet as of June 30, 1995, and consequently the financial statements reflect the fair market value of the contracts and their underlying transactions. Approximately $90.6 million and $5.9 million of the contracts hedge firm commitments for future sales and purchases, respectively, denominated in foreign currency. The fair market value of these contracts on June 30, 1995, based upon prevailing market rates on that date, was approximately $88.3 million and $5.8 million, respectively.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate actual costs on a first-in, first-out basis.

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

REVENUE RECOGNITION - The Company recognizes sales of wafer inspection, metrology, reticle and photomask inspection systems upon acceptance at the Company's plant, which is when title transfers. Customers may observe and approve satisfactory completion of the tests. Sales of other systems are recognized upon shipment. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized. Revenues from software licenses are recognized upon delivery of the software, provided that the Company does not have any significant obligations. Revenues from service contracts are recognized during the terms of the contracts on a straight-line basis.

20       KLA INSTRUMENTS CORPORATION

RESEARCH AND DEVELOPMENT - The Company is actively engaged in significant product improvement and new product development efforts. Research and development expenses relating to possible future products aggregated approximately $13.4, $16.8 and $28.4 million for fiscal 1993, 1994 and 1995, respectively.

INCOME TAXES - The Company accounts for income taxes under the liability method, which requires an adjustment to the provision for income taxes for the effect of changes in corporate tax rates.

Undistributed earnings of certain of the Company's foreign subsidiaries, for which no U.S. income taxes have been provided, aggregated approximately $6.3 million at June 30, 1995. The amount of the unrecognized deferred tax liability related to this investment is estimated at approximately $2.3 million at June 30, 1995.

NET INCOME PER SHARE - Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the respective periods, including the assumed net shares issuable upon exercise of stock options, when dilutive.

NOTE 2  DETAILS OF FINANCIAL STATEMENT COMPONENTS

                                                            1994             1995
- -----------------------------------------------------------------------------------
                                                                     (In thousands)
Inventories:
   Customer service spares                               $ 12,220         $ 13,050
   Systems raw materials                                   12,597           18,944
   Work-in-process                                         13,348           26,863
   Demonstration equipment                                 15,100           20,902
- ----------------------------------------------------------------------------------
                                                         $ 53,265         $ 79,759
- ----------------------------------------------------------------------------------
Land, property and equipment:
   Land                                                  $ 10,502         $ 10,502
   Buildings and improvements                              21,928           27,483
   Machinery and equipment                                 33,143           41,203
   Furniture and fixtures                                   4,549            5,542
   Leasehold improvements                                   4,029            3,913
- ----------------------------------------------------------------------------------
                                                           74,151           88,643
   Less accumulated depreciation and amortization         (37,002)         (39,639)
- ----------------------------------------------------------------------------------
                                                         $ 37,149         $ 49,004
- ----------------------------------------------------------------------------------
Other current liabilities:
   Accrued compensation and benefits                     $ 16,328         $ 27,574
   Accrued warranty and installation                       14,367           22,229
   Unearned revenue                                         3,054            4,867
   Other                                                    2,804           11,550
- ----------------------------------------------------------------------------------
                                                         $ 36,553         $ 66,220
- ----------------------------------------------------------------------------------

NOTE 3  INVESTMENTS

The amortized cost and estimated fair value of securities available for sale as of June 30, 1995, are as follows:

                                      Gross             Gross            Gross           Estimated
                                    Amortized        Unrealized        Unrealized           Fair
                                      Cost              Gains            Losses             Value
- --------------------------------------------------------------------------------------------------
                                                                                    (In thousands)
U.S.  Treasuries                   $  47,720         $     455         $      36         $  48,139
Municipal bonds                       83,983               693               100            84,576
Corporate debt securities             43,638               705                 -            44,343
Other                                 45,324               368                59            45,633
- --------------------------------------------------------------------------------------------------
                                     220,665             2,221               195           222,691
Less cash equivalents                (70,021)              (12)              (36)          (69,997)
Less short-term investments          (26,614)              (77)              (10)          (26,681)
- --------------------------------------------------------------------------------------------------
Long-term investments              $ 124,030         $   2,132         $     149         $ 126,013

                                    KLA INSTRUMENTS CORPORATION               21

Gross unrealized gains and losses are presented in stockholders' equity, net of the tax effect. The contractual maturities of securities classified as available for sale as of June 30, 1995, regardless of the consolidated balance sheet classification, are as follows:

                                                                                                                 Estimated
                                                                                                                Fair Value
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                             (In thousands)
Due within one year                                                                                               $  69,997
Due after one year through five years                                                                                72,518
Due after five years                                                                                                 80,176
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                                   $222,691
- ---------------------------------------------------------------------------------------------------------------------------

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The realized gains and losses for the year ended June 30, 1995 were not material to the Company's financial position or results of operations.

NOTE 4  COMMITMENTS AND CONTINGENCIES

The Company leases several facilities under operating leases expiring at various dates through fiscal 2025 with renewal options at fair market value for additional periods ranging up to ten years. In June 1995, the Company entered into an agreement to lease a building being constructed on land owned by the Company in San Jose, California. The lessor of the building has committed to fund up to $12.5 million (subject to reductions based on certain conditions in the lease) for the construction of the building, with the portion of the committed amount actually utilized to be determined by the Company. In August 1995, the Company entered into a lease agreement to occupy two buildings in San Jose, California. The lessor has committed to fund up to $15.4 million for the acquisition of the land and buildings and for the completion of improvements to the buildings. Rent obligations for the buildings will commence upon the Company's occupation of the buildings in fiscal 1996. The Company may, at its option, purchase the properties during the term of the leases at approximately the amount expended by the lessor to acquire, construct and improve the properties. If the Company does not purchase the buildings at the end of the leases, the Company will guarantee the lessor 85% of the residual value of the properties as determined at the inception of the leases. In addition, the lease agreements require the Company to maintain, among other items, minimum quick ratio, tangible net worth and profitability.

The aggregate minimum rental commitments under these lease agreements as of June 30, 1995, and including the facilities leased in August 1995, excluding property taxes, insurance and certain other costs to be paid by the Company, are approximately $4.7, $4.8, $3.6, $3.0, $2.5 and $26.4 million in fiscal 1996 through 2000 and thereafter, respectively. Total rental expense under all operating leases was $2.9, $2.5 and $3.5 million in fiscal 1993, 1994 and 1995, respectively.

The Company is party to several claims and lawsuits arising in the ordinary course of business. While the outcome of these matters is not presently determinable, in the opinion of management, they are not expected to have a material effect on the financial position or the results of operations of the Company.

NOTE 5  STOCKHOLDERS' EQUITY

A two-for-one stock split was declared by the Board of Directors on July 24, 1995. The stock split will be in the form of a 100% stock dividend. The dividend will be paid on September 29, 1995, to stockholders of record on August 31, 1995. Financial information in this report has not been adjusted to reflect the impact of the proposed common stock split.

In May 1995, the Company raised approximately $91 million, net of offering costs, in a public offering of 1,500,000 shares of common stock at $63.50 per share.

In February 1994, the Company sold 2,300,000 shares of common stock at $31.50 per share in a public offering resulting in $68.6 million of proceeds to the Company, net of offering expenses.

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


22  KLA INSTRUMENTS CORPORATION

NOTE 6  EMPLOYEE BENEFIT PLANS

The Company has a profit sharing program, wherein a percentage of pretax profits, as determined by the Board of Directors, is accumulated and distributed quarterly to all employees who have completed a stipulated employment period. In addition, the Board may approve matching contributions to the Company's savings and investment plan, a qualified salary reduction plan under section 401(k) of the Internal Revenue Code. The total charge to operations under the profit sharing and 401(k) programs aggregated approximately $0.7, $3.3 and $16.6 million in fiscal 1993, 1994 and 1995, respectively.

Under the 1982 Stock Option Plan, as amended, 6,350,000 shares have been reserved for issuance to eligible employees and directors as either Incentive Stock Options (ISO's) or nonqualified options. Options under this plan are granted at prices determined by the Board of Directors, but not less than the fair market value on the date of grant, and expire ten years after the date of grant. Generally, options become exercisable within five years of the date of grant, vesting monthly after a waiting period of six to thirty months.

In October 1990, the Company adopted the 1990 Outside Directors Stock Option Plan to grant options to non-employee directors. This plan calls for an annual grant of 2,500 options, at fair market value, to each outside director. The options become exercisable at one fifty-fourth per month beginning six months from date of grant and expire ten years from grant date. A total of 100,000 shares has been reserved for issuance under this plan. These options carry exercise prices ranging from $7.00 to $49.50 per share, with 48,737 shares outstanding at June 30, 1995.

In August 1992, the Company allowed all holders of outstanding options, with the exception of holders who were officers or directors of the Company during all of fiscal 1992, to exchange higher priced options for new non-qualified options at $7.50 per share, the fair market value on the date of the Board's action; 412,000 options were exchanged.

Following is a summary of stock option and outside director plan transactions:

                                                                                                      Stock         Reserved
                                                                                                     Options         Shares
                                                                                    Option Price   Outstanding      Available
- -----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1992                                                           $  6.13-21.25    2,938,592       874,901
   Options granted                                                                    7.50-12.38    1,048,246    (1,048,246)
   Options cancelled                                                                  6.13-20.50     (594,311)      594,311
   Options exercised                                                                  6.13-14.00     (603,912)
- -----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1993                                                           $  7.00-21.25    2,788,615       420,966
   Options granted                                                                   19.13-41.63      235,050      (235,050)
   Options cancelled                                                                  7.00-31.75     (113,749)      113,749
   Options exercised                                                                  7.00-31.75     (853,509)
- -----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994                                                           $  7.00-41.63    2,056,407       299,665
   Options granted                                                                    4.69-61.25    1,329,768    (1,326,539)
   Options cancelled                                                                  4.69-52.38     (196,246)      196,246
   Options exercised                                                                  4.69-41.63     (628,288)
   Increase in reserved shares                                                                                    1,600,000
- -----------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                                                           $  4.69-61.25    2,561,641       769,372
- -----------------------------------------------------------------------------------------------------------------------------

At June 30, 1995, options to purchase 598,497 shares of stock were exercisable under all option plans.

The Company has reserved 2,000,000 shares of common stock to be issued under the 1981 Employee Stock Purchase Plan, as amended. The Plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock on the date at the beginning of the two-year offering period or the last day of the purchase period. Substantially all employees are eligible to participate in the Plan. At June 30, 1995, shares totaling 356,910 were available for future issuance under the Plan.

NOTE 7  FINANCING ARRANGEMENTS

At June 30, 1995, the Company had a $20 million interest-only mortgage on its principal facility due August 1995, bearing interest of 7.62% per annum through August 1995. The mortgage is secured by the underlying asset. The Company intends to repay the mortgage in full in August 1995.

As of June 30, 1995, the Company had a $10 million multicurrency line of credit with a bank, expiring December 31, 1995. The line of credit has a facility fee of 0.20% per annum. Interest on domestic and foreign borrowings is charged at the bank's reference rate and at the bank's offshore reference rate plus 0.75%, respectively. The agreement requires the Company to maintain, among other items, minimum quick ratio, tangible net worth and profitability. The agreement also restricts the amount of dividends that may be declared. At June 30, 1995, the Company was in compliance with all of these covenants. As of June 30, 1995, approximately $0.5 million had been borrowed at the related offshore interest rate of 8.34% per annum.

In addition, certain of the Company's foreign subsidiaries had short-term local currency borrowings of approximately $4.0 million at an average interest rate of 3.04% at June 30, 1995.

Based upon interest rates available to the Company for issuance of debt with similar terms and remaining maturities, the fair values of the long-term mortgage debt and notes payable were approximately equal to the recorded values.



                                            KLA INSTRUMENTS CORPORATION       23

NOTE 8  RESEARCH AND DEVELOPMENT ARRANGEMENTS

The Company has entered into research and development arrangements with certain key customers and other entities to partially fund the development of new technology on a best efforts basis. In fiscal 1993, 1994 and 1995, revenues of $6.8, $5.7 and $2.3 million, respectively, have been recognized on these research and development contracts on the percentage of completion basis. These revenues are offset against gross engineering, research and development expenses.

NOTE 9  METROLOGIX INC. ACQUISITION

In December 1994, the Company acquired Metrologix Inc. (Metrologix), a manufacturer of advanced electron beam measurement equipment, for $14.2 million in cash. This acquisition was accounted for as a purchase and the total acquisition cost of $16.1 million has been allocated to assets acquired and liabilities assumed. A significant portion of the acquisition cost was allocated to acquired in-process technology which was written off at the time of the acquisition, because further substantial research and development investments were necessary to complete the new product development then underway. This resulted in an after-tax charge of $16.2 million ($25.2 million pre-tax). The results of operations for Metrologix from the date of the acquisition to June 30, 1995, were immaterial.

NOTE 10  GEOGRAPHIC REPORTING

The Company is a leading manufacturer of yield monitoring and process control systems for the semiconductor manufacturing industry. For geographic reporting, sales are attributed to the geographic location of the sales and service organizations, and costs directly and indirectly incurred in generating sales are similarly assigned. During fiscal 1993, one customer accounted for 11% of net sales. During fiscal 1994 and 1995, no customer accounted for more than 10% of sales. The following is a summary of operations by geographical territories:

                                                                                    1993             1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                             (In thousands)
Net sales to unaffiliated customers:
   United States                                                                $ 62,802         $ 84,493          $138,926
   Western Europe                                                                 34,141           37,854            47,862
   Japan                                                                          46,914           79,820           159,253
   Asia Pacific                                                                   23,379           41,570            96,375
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                 167,236          243,737           442,416
- ---------------------------------------------------------------------------------------------------------------------------
Intercompany sales between geographic areas:
   United States                                                                  28,942           39,998            60,861
   Western Europe                                                                  4,751            7,595            12,178
   Asia Pacific                                                                    3,212            6,832             9,846
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                  36,905           54,425            82,885
- ---------------------------------------------------------------------------------------------------------------------------
   Consolidation eliminations                                                    (36,905)         (54,425)          (82,885)
- ---------------------------------------------------------------------------------------------------------------------------
   Net  sales                                                                   $167,236         $243,737          $442,416
- ---------------------------------------------------------------------------------------------------------------------------
Operating results:
   United States                                                                $  7,558         $ 15,407          $ 31,777
   Western Europe                                                                  6,262            9,234             8,567
   Japan                                                                          (1,783)          11,166            46,583
   Asia Pacific                                                                    3,896           14,544            39,463
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                  15,933           50,351           126,390
   General corporate expenses                                                     (4,443)         (10,269)          (44,339)
- ---------------------------------------------------------------------------------------------------------------------------
   Operating profit                                                             $ 11,490         $ 40,082          $ 82,051
- ---------------------------------------------------------------------------------------------------------------------------
Identifiable assets:
   United States                                                                $ 96,383         $ 95,041          $147,557
   Western Europe                                                                 22,631           19,853            24,361
   Japan                                                                          18,627           38,444            71,854
   Asia Pacific                                                                   13,487           24,264            45,380
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                 151,128          177,602           289,152
   General corporate assets                                                       47,961          143,968           257,144
- ---------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                 $199,089         $321,570          $546,296
- ---------------------------------------------------------------------------------------------------------------------------

Intercompany transfers of products are based on the cost of products transferred. Corporate assets consist primarily of cash and cash equivalents and other investments. Corporate expenses consist primarily of general, administrative and other expenses not attributable to geographical regions. Capital expenditures and depreciation expense have been primarily in the United States.

NOTE 11  INCOME TAXES

The components of income before income taxes are comprised of the following:

                                                                                    1993             1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                             (In thousands)
Domestic                                                                         $ 1,828         $ 31,515          $ 77,157
Foreign                                                                            7,453            8,736            11,657
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                 $ 9,281         $ 40,251          $ 88,814
- ---------------------------------------------------------------------------------------------------------------------------


24  KLA INSTRUMENTS CORPORATION

The provisions for income taxes are comprised of the following:

                                                                                    1993             1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
Federal:
        Currently payable                                                       $    495          $ 7,587          $ 35,390
        Deferred                                                                       -           (2,195)          (13,414)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                     495            5,392            21,976
- ---------------------------------------------------------------------------------------------------------------------------
State:
        Currently payable                                                            321            2,222             6,094
        Deferred                                                                       -                -            (1,337)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                     321            2,222             4,757
- ---------------------------------------------------------------------------------------------------------------------------
Foreign:
        Currently payable                                                          2,679            2,307             2,245
        Deferred                                                                  (1,175)             142             1,218
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                   1,504            2,449             3,463
- ---------------------------------------------------------------------------------------------------------------------------
Provision for income taxes                                                      $  2,320          $10,063          $ 30,196
- ---------------------------------------------------------------------------------------------------------------------------

Actual current tax liabilities are lower than reflected above for fiscal years 1993, 1994 and 1995 by none, $5.2 and $15.4 million, respectively, due to the stock option deduction benefits recorded as credits to capital in excess of par value.

The following is a reconciliation of the effective income tax rates and the United States statutory federal income tax rate:

                                                                                    1993             1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                                   34.0%             35.0%            35.0%
State income taxes, net of federal tax benefits                                      2.3               3.6              3.5
Effect of foreign operations at lower tax rates                                    (11.1)             (1.7)            (0.7)
Non-taxable FSC income                                                                 -              (1.5)            (2.6)
Foreign tax credit                                                                     -              (4.8)            (0.1)
Realized deferred tax assets previously reserved                                    (3.8)             (5.8)            (2.7)
Other                                                                                3.6               0.2              1.6
- ---------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                  25.0%             25.0%            34.0%
- ---------------------------------------------------------------------------------------------------------------------------

Deferred tax assets (liabilities) at June 30, 1993, 1994 and 1995 are comprised of the following:

                                                                                    1993             1994              1995
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                              (In thousands)
Deferred tax assets:
        Federal and state loss and credit carryforwards                         $  4,816          $ 4,696          $  2,804
        State tax                                                                      -                -             1,096
        Nondeductible reserves and other                                          15,733           18,651            24,611
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                  20,549           23,347            28,511
- ---------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
        Depreciation                                                              (4,317)          (5,157)           (3,559)
        Unremitted earnings of foreign subsidiaries not permanently reinvested    (2,726)          (6,327)           (8,319)
        Other                                                                     (3,275)          (1,896)           (2,101)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                 (10,318)         (13,380)          (13,979)
- ---------------------------------------------------------------------------------------------------------------------------
Deferred tax assets valuation allowance                                          (13,395)         (11,078)           (5,853)
- ---------------------------------------------------------------------------------------------------------------------------
Total net deferred tax assets (liabilities)                                     $ (3,164)         $(1,111)         $  8,679
- ---------------------------------------------------------------------------------------------------------------------------

The Company's newly acquired subsidiary, Metrologix, has a federal net operating loss carryforward of approximately $6 million as of June 30, 1995. It also has research and development tax credit carryovers of approximately $0.7 million that will expire primarily in fiscal 2005 through 2008. These tax assets are subject to limitation as to their utilization under Internal Revenue Code
Section 382 and other provisions.

The deferred tax assets valuation allowance at June 30, 1993, 1994 and 1995 is attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists with regard to the realizability of the Metrologix and certain other tax assets such that a valuation allowance of $5.9 million has been provided at June 30, 1995. During fiscal 1993, 1994 and 1995, the Company realized $0.4, $2.3 and $7.5 million, respectively, of deferred tax assets previously reserved, reducing the valuation allowance by corresponding amounts. In fiscal 1995, $5.1 of the $7.5 million that was realized was related to stock option deductions and accordingly was credited to capital in excess of par value.

The valuation allowance is allocated pro-rata to federal and state current and non-current deferred tax assets. Net deferred tax assets at June 30, 1995, of $8.7 million, reflect net U.S. assets of $13.2 million offset by $4.5 million of net foreign liabilities. Net deferred tax liabilities at June 30, 1994, of $1.1 million reflect foreign liabilities of $3.3 million offset by $2.2 million of net U.S. assets. The net deferred tax liability at June 30, 1993, relates to foreign operations.

The Company's manufacturing operations in Switzerland are exempt from taxes through 2001. The effect of this tax exemption was to increase net income in fiscal 1993, 1994 and 1995 by approximately $0.6, $0.6 and $0.1 million, respectively.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 1985 to 1992. The Company has not yet received a notice of proposed tax deficiency. However, it anticipates a notice will be received in fiscal 1996. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audit will not have a material adverse impact on the Company's financial position or results of operations.

                                              KLA INSTRUMENTS CORPORATION     25

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and
Board of Directors of
KLA Instruments Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of KLA Instruments Corporation and its subsidiaries at June 30, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP


San Jose, California
July 26, 1995




Common Stock

                                                                      1994                                    1995
                                                             High               Low                  High              Low
- ---------------------------------------------------------------------------------------------------------------------------
First Quarter                                                26 1/2            17                    51 3/4           37 1/4
Second Quarter                                               28                19                    53               44 3/4
Third Quarter                                                43                25 7/8                65               46 1/2
Fourth Quarter                                               43 1/4            32 1/4                79 1/4           60
- ---------------------------------------------------------------------------------------------------------------------------

The Company's common stock is traded on the Nasdaq National Market System under the symbol "KLAC."

The Company has not paid cash dividends on its common stock and does not plan to pay cash dividends to its stockholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of June 30, 1995, the Company had approximately 983 stockholders of record.

26       KLA INSTRUMENTS CORPORATION

CORPORATE DIRECTORY


OFFICERS                   DIRECTORS
Kenneth Levy               Kenneth Levy                     KLA Instruments Malaysia
Chairman of the Board      Chairman of the Board            60 Jalan Timah 7
Chief Executive Officer    Chief Executive Officer          Tarman Sri Putri
                                                            81300 Skudal
Kenneth L. Schroeder       Kenneth L. Schroeder             Johor Bahru, Malaysia
President                  President                        607-557-1946
Chief Operating Officer    Chief Operating Officer
                                                            KLA Japan, Ltd.
Robert J. Boehlke          Edward W. Barnholt               YBP Hi-Tech Center
Vice President, Finance    Senior Vice President            134 Godo-Cho
  and Administration       Hewlett-Packard                  Hodogaya-ku
Chief Financial Officer                                     Yokohama City
                           Leo J. Chamberlain               Kanagawa 240, Japan
Frank Brienzo              Private Investor                 81-453-35-8200
Vice President
                           Robert E. Lorenzini              KLA Acrotec Company, Ltd.
Virginia DeMars            Private Investor                 20-16 Hikawadai
Vice President,                                             Nerima-Ku 3-Cborne
Human Resources            Yoshio Nishi, Ph.D.              Tokyo 179, Japan
                           Vice President                   81-359-20-3611
Gary E. Dickerson          Texas Instruments
Vice President                                              KLA Instruments, S.A.
                           Samuel Rubinovitz                Chernin de Buchaux 38
Samuel Harrell, Ph.D.      Retired                          CH-2022 Bevaix, Switzerland
Senior Vice President      Executive Vice President         41-38-462090
                           EG&G, Inc.
Neil Richardson, Ph.D.                                      KLA Instruments Korea
Vice President             Dag Tellefsen                    Third Floor Lucky Security Building
                           General Partner                  184-1, Bangi-dong, Songpa-ku
Magnus O.W. Ryde           Glenwood Venture Management      Seoul, South Korea 138-150
Vice President                                              822-415-0552
                           CORPORATE OFFICE
Arthur P. Schnitzer        KLA Instruments Coporation       KLA Instruments Taiwan
Vice President             160 Rio Robles                   Fifth Floor
                           P.O. Box 49055                   115 Ming Sheng Road
Christopher Stoddart       San Jose, California 95161-9055  Hsinchu City, Taiwan
Treasurer                  (408) 468-4200                   Republic of China
                                                            886-35-335163
Bin-Ming Ben Tsai, Ph.D.   INTERNATIONAL OFFICES
Vice President             KLA Instruments Ltd.             INDEPENDENT ACCOUNTANTS
Chief Technical Officer    4 The Business Center            Price Waterhouse LLP
                           Molly Millars Lane               San Jose, California
William Turner             Wokingham, Berkshire
Vice President,            RG11 2QZ, United Kingdom         GENERAL LEGAL COUNSEL
Controller                 44-1734-890666                   Gray Cary Ware & Freldenrich
                                                            Palo Alto, California
Paul E. Kreutz, Esq.       KLA Instruments GmbH
Secretary                  Leonrodstrasse 58                REGISTRAR AND TRANSFER AGENT
                           80636 Muenchen, Germany          First National Bank of Boston
                           49-89-121561-0                   Boston, Massachusetts

                           KLA Instruments France, S.A.     ADDITIONAL COPIES OF THIS REPORT, AS WELL
                           25 Rue Michael Faraday           AS COPIES OF SEC FORM 10K, FOR THE YEAR
                           78180 Montlgny-le-Bretonneux     ENDED JUNE 30, 1995, MAY BE OBTAINED
                           France                           FROM THE COMPANY WITHOUT CHARGE BY
                           33.1.30.45.30.03                 WRITING TO:

                           KLA Instruments, SLR             KLA Instruments Corporation
                           Via Gabrio Serbelloni 1          Attn: Investor Relations
                           20122 Milan, Italy               P.O. Box 49055
                                                            San Jose, CA 95161-9055
                           KLA Instruments Israel
                           4 Science Avenue
                           North Industrial Center
                           P.O. Box 143
                           Migdal Ha'Emek 23100, Israel
                           972-6-449449