Form 10-K, Exhibit 13
period 1996-06-30
KLA INSTRUMENTS CORP
filed 1996-09-27
CIK 319201

                                                                    EXHIBIT 13.1

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                             Fiscal 1995                                        Fiscal 1996
Quarter Ended                Sept. 30    Dec. 31        March 31     June 30    Sept. 30       Dec. 31      March 31     June 30
- --------------------------------------------------------------------------------------------------------------------------------
                                                                                          (In millions, except per share amounts)
NET SALES                     $  83.2    $ 104.7        $ 118.1      $ 136.4      $ 149.1      $ 165.8      $ 187.5      $ 192.5

Gross profit                     42.6       56.3           63.9         75.0         82.4         90.4        102.3        103.2
(% of net sales)                 51.2%      53.8%          54.1%        55.0%        55.3%        54.5%        54.6%        53.6%

Engineering, research and
   development expense            8.2        8.8           12.3         16.0         15.6         18.0         20.9         20.1
(% of net sales)                  9.9%       8.4%          10.4%        11.7%        10.5%        10.9%        11.1%        10.4%

Selling, general and
   administrative expense        16.5       21.7           21.6         25.5         27.9         29.4         33.7         35.2
(% of net sales)                 19.8%      20.7%          18.3%        18.7%        18.7%        17.7%        18.0%        18.3%

Net income                       12.8        1.0(a)        20.8         24.0         27.3         29.8         31.8         32.0
(% of net sales)                 15.4%       1.0%          17.6%        17.6%        18.3%        18.0%        17.0%        16.6%

NET INCOME PER SHARE          $  0.27    $  0.02(a)     $  0.43      $  0.47      $  0.52      $  0.57      $  0.61      $  0.61

Shares used in computing
   net income per share          47.8       48.2           48.6         51.0         52.4         52.4         52.2         52.4
- --------------------------------------------------------------------------------------------------------------------------------

(a) Includes a net charge of $16.2 million or $0.33 per share, for write-off of acquired in-process technology.

               NET SALES                          NET INCOME
             (in millions)                      (in millions)
               [FIGURE 1]                         [FIGURE 2]

MANAGEMENT'S FINANCIAL COMMENTARY

Fiscal 1996 will be recalled as the peak year in a cycle which began in 1992. KLA grew faster than the equipment industry during this period even though the industry was quite strong. This incrementally faster growth occurred because the semiconductor industry began the first steps toward a more sophisticated approach to process control, a natural step in the evolution of the industry. Mature process industries, such as oil refining and chemical production, use complex measurements and feedback and feed forward systems to benchmark and control the manufacturing processes tightly. These industries spend upwards of 15% to 18% of their capital on the process control systems which ensure high yields with few variations. In contrast, the semiconductor processes are comparatively immature; measurements are difficult to make and feedback loops are just getting started. Correlations between measurements and known problems are still primitive. In this environment, the industry is spending about 7% of capital on process control -- a much lower level than the mature industries -- but it is rising rapidly. KLA has the good fortune to be the clear leader in this process control segment of the semiconductor industry -- a segment which can get growth both from new fabs and from outfitting older fabs, to upgrade their capabilities.

        Now the industry is experiencing a significant slowing in the rate of new fab construction and expenditures which, will adversely affect our aggregate bookings and ultimately lead to lower revenues. Fortunately for KLA, many of our businesses are driven by factors other than the rate of new fab construction. For example, the RAPID (Reticle Inspection Systems) is experiencing a strong resurgence in orders and shipments because the mask shops, both captive and merchant, must acquire the new technology contained in the KLA 351 in order to compete effectively and produce masks and reticles for next generation devices. Their old tools are "out of gas," and the entire industry segment is re-tooling
- -- a trend which is driving RAPID's business.

        Similarly, our linewidth metrology business, part of our Metrology Group, appears to have the position of "best of breed" in comparison to competitive products. As a result, that business is growing despite the industry softness because the product superiority is resulting in gains in market share. Additionally, our SEMSpec product line is beginning to grow because the manufacturers of 256Mb DRAMS and 1 Gigabit DRAMS realize that this Electron Beam technology is necessary for the development of the pilot lines for those devices.

        As we enter a period of adjustment in the supply of manufacturing capacity, KLA is well positioned with leading-edge technology products that enjoy competitive advantages and result in either the leading market share, or the prospect of obtaining the leading share. Finally, products that enhance the yield of fabs enjoy incremental demand from recently completed and older fabs where the customers obtain excellent returns on their investment by adopting more sophisticated methods of process control.

ANNUAL RESULTS OF OPERATIONS

Earnings per share in fiscal 1996 was a record $2.31 compared to the previous year's $1.53 (prior to the $16.2 million after-tax write-off resulting from the Metrologix acquisition) and $0.68 in fiscal 1994. Sales increased 57% in fiscal 1996 compared with increases of 82% and 46% in fiscal 1995 and 1994, respectively. The dollar sales increase in fiscal 1996 was primarily attributable to the continued success of the 2100 series product line manufactured by the Wafer Inspection Business Unit (WISARD), which grew at a strong pace, but slightly lower than in fiscal 1995. By year end more than 137 fabs had multiple 2100 series products installed or on order, compared to 88 fabs at the end of fiscal 1995.

        RAPID recorded the highest percentage growth in sales, reflecting the industry's re-tooling requirements described above and the enthusiasm for its STARlight (Simultaneous Transmitted and Reflected Light) systems. KLA believes that this new measurement capability redefined the standard of acceptability between mask makers and fab users and spawned demand from both to verify the quality of the tooling used to make 1C devices. This verification technology, introduced in fiscal 1995, is the first of several important new products in the pipeline for this business unit over the next several years.

        The 82% sales increase in fiscal 1995 was primarily attributable to rising demand for WISARD's 2100 series product.

        International sales as a percentage of total sales were 68%, 69% and 65% in fiscal years 1996, 1995 and 1994, respectively.

        Gross margins were 54%, 54% and 45% in fiscal years 1996, 1995 and 1994, respectively. While the gross margin ratio remained flat year to year in fiscal 1996. RAPID improved sharply from a lower base level, because of volume efficiencies, while WISARD experienced a small decline. WISARD's margin reduction resulted from the introduction of the KLA 2135. Overall margins were also negatively affected by spending in KLA's start-up businesses, particularly E-Beam Metrology and SEMSpec, and by higher installation and warranty costs. The gross margin improvements in fiscal years 1995 and 1994 were due to improving manufacturing efficiencies in WISARD as the sales volume grew, the mix of business effect of WISARD's rising share of KLA's total revenues, and the absorption of fixed overhead costs by overall higher sales volumes.

        Engineering, research and development expenses were 11%, 10% and 9% of revenue in fiscal 1996, 1995 and 1994, respectively. Expenses of $74.6 million in fiscal 1996 increased 65% over fiscal 1995 expenses of $45.3 million. A large part of the increase in fiscal 1996 was due to new initiatives in the WISARD Division during the year, including the introduction of the 2135 inspection tool and improved software applications. Other areas of concentrated investment include E-Beam Metrology and the development of advanced wafer inspection systems; in both cases, these investments are expected to help fuel growth into the next century. In fiscal 1995, these expenses doubled over fiscal 1994 with WISARD and RAPID being the main drivers for this growth.

     Selling, general and administrative costs were 18%, 19% and 20% in fiscal years 1996, 1995 and 1994, respectively. The percentage decrease in fiscal 1996 is attributable in equal parts to administration costs growing more slowly than revenue and to a decrease in the percentage of external commission expenses due to a higher proportion of direct sales. However, these improvements were partially offset by an increase in sales expense related in part to the introduction of KLA's key account organization in fiscal 1996. In fiscal 1995, decreases in sales and administration expenses as a percentage of sales were partially offset by increases in profit-sharing expenses resulting directly from the continued improvement in KLA's financial performance.

     The provision for income taxes on pretax income was 36%, 34% and 25% in fiscal 1996, 1995 and 1994, respectively. KLA's tax rate increased from fiscal 1995 to fiscal 1996 as a result of the expiration of the federal Research and Development tax credit on June 30, 1995 and a lower benefit from the release of the valuation reserves against deferred tax assets. KLA's tax rate increased from fiscal 1994 to fiscal 1995 as a result of a greater percentage of worldwide earnings being taxable in the U.S. in fiscal 1995 than in prior years. In fiscal 1994, the income tax rate was lower than the statutory U.S. tax rate primarily due to tax advantages in Switzerland that resulted in a lower net foreign tax rate and as a result of recognizing deferred tax assets that were previously reserved. Additionally, the fiscal 1994 rate was reduced by the utilization of $1.9 million in foreign tax credits.

     The IRS is currently auditing the Company's federal income tax returns for fiscal years 1985 to 1992. During fiscal 1996, the Company received a notice of proposed tax deficiency for such years and filed a tax protest letter with the IRS in response to the IRS notice. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audit will not have a material adverse impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, short term investments and marketable securities increased by $16.7 million in fiscal 1996. This increase was due primarily to $64.7 million generated from operations and $14.9 million from the after-tax impact of stock option and stock purchase plans, offset by a $21.3 million cash payment to repay debt and $39.1 million in capital expenditures. In fiscal 1995, cash, cash equivalents, short term investments and marketable securities increased by $105.6 million, with $22.3 million from operations, $90.7 million raised in a secondary public offering in May 1995, and $24.7 million from the after-tax impact of stock option and stock purchase plans. This was partially offset by a $14.2 million cash payment to purchase Metrologix and $19.0 million in capital expenditures. Cash provided by operations in fiscal 1996 and fiscal 1995 was substantially less than reported earnings due to the working capital investment required to support the rise in revenues; in fiscal 1996, accounts receivable and inventories increased by $74.2 million and $52.6 million respectively.

[Photo of Robert J. Boehlke, Vice President, Finance and Administration and Chief Financial Officer.]

     Capital expenditures totaled $39.1 million in fiscal 1996, compared with depreciation charges of approximately $16.3 million, and represented a 106% increase over the fiscal 1995 amount. The major uses of capital were the facility expansion at KLA's main campus, investments in tooling for greater manufacturing capacity and purchases of equipment and software for improved information systems. Under current market forecasts, capital expenditures for fiscal 1997 are expected to be greater than depreciation but less than the fiscal 1996 amount. Fiscal 1995 had capital expenditures of $19.0 million and $10.6 million of depreciation charges.

     During fiscal 1996, KLA moved the reticle inspection business unit into a new, leased 105,000 square-foot facility constructed at its main campus site. The Company also moved into an additional 120,000 square feet of office and manufacturing space in two buildings on the San Jose campus. The lessor of these three buildings funded $31.2 million to acquire, construct and improve these three buildings.

     KLA believes that its current level of liquid assets, borrowing facilities, working capital and cash expected to be generated from operations will be sufficient to fund its growth through at least fiscal 1997. The current policy of KLA is not to pay dividends.

BUSINESS RISKS AND UNCERTAINTIES

The Company's future results will depend on its ability to continuously introduce new products and enhancements to its customers as demands for higher productivity and specifications of semiconductor test equipment change or increase. Due to the risks inherent in transitioning to new products, the Company must accurately forecast demand in both volume and configuration and also manage the transition from older products. The Company's results could be affected by the ability of competitors to introduce new products which have technological or pricing advantages. Results also will be affected by strategic decisions made by management regarding whether to continue particular product lines, and by volume, mix and timing of orders received during a period, fluctuations in foreign exchange rates, and changing conditions in both the semiconductor industry and key semiconductor markets around the world. As a result, the Company's operating results may fluctuate, especially when measured on a quarterly basis.


- -------------------------------------------------------------------------------
This Annual Report includes a number of forward-looking statements including, but not limited to, statements with respect to the Company's future financial performance, operating results, plans and objectives. Actual results may differ materially from those currently anticipated depending upon a variety of factors some of which are itemized in the "Business Risks and Uncertainties" section above.
- -------------------------------------------------------------------------------

SELECTED FINANCIAL DATA (UNAUDITED)

                                                          1992         1993         1994         1995          1996
- -------------------------------------------------------------------------------------------------------------------
                                                                            (In thousands, except per share amounts)
YEARS ENDED JUNE 30,
         Net sales                                    $155,963     $167,236     $243,737     $442,416      $694,867
         Restructuring charges (recovery)                8,158         (718)           -            -             -
         Income (loss) from continuing operations      (16,610)       6,961       30,188       58,618       120,884
         Net income (loss)                             (13,810)       6,961       30,188       58,618       120,884
         Income (loss) per share from continuing
              operations                                 (0.45)        0.18         0.68         1.20          2.31

         Net income (loss) per share                     (0.38)        0.18         0.68         1.20          2.31

         Shares used in computing
              net income(loss) per share                36,902       39,414       44,088       48,870        52,329

AT JUNE 30,
         Cash, cash equivalents and
              marketable securities                     23,711       52,362      139,126      244,753       261,411
         Working capital                                83,961       93,611      212,873      228,026       324,356
         Total assets                                  188,457      199,089      321,570      546,296       712,772
         Long-term debt                                 24,000       20,000       20,000           --            --
         Stockholders' equity                          103,032      114,050      227,382      403,969       537,249


CONSOLIDATED STATEMENT OF OPERATIONS

Years ended June 30,                                        1994            1995          1996
- ----------------------------------------------------------------------------------------------
                                                       (In thousands, except per share amounts)
Net sales                                              $ 243,737      $ 442,416      $ 694,867
- ----------------------------------------------------------------------------------------------
Costs and expenses:
       Cost of sales                                     133,028        204,618        316,573
       Engineering, research and development              22,435         45,252         74,616
       Selling, general and administrative                48,192         85,255        126,174
       Write-off of acquired in-process technology          --           25,240           --
- ----------------------------------------------------------------------------------------------
                                                         203,655        360,365        517,363
- ----------------------------------------------------------------------------------------------
Income from operations                                    40,082         82,051        177,504
Interest income and other, net                             2,174          9,127         12,754
Interest expense                                          (2,005)        (2,364)        (1,364)
- ----------------------------------------------------------------------------------------------
Income before income taxes                                40,251         88,814        188,894
Provision for income taxes                                10,063         30,196         68,010
- ----------------------------------------------------------------------------------------------
Net income                                             $  30,188      $  58,618      $ 120,884
- ----------------------------------------------------------------------------------------------
Net income per share                                   $    0.68      $    1.20      $    2.31
- ----------------------------------------------------------------------------------------------
Shares used in computing net income per share             44,088         48,870         52,329
==============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS

AT JUNE 30,                                                              1995            1996
- -----------------------------------------------------------------------------------------------
                                                         (In thousands, except per share amount)
Current assets:
       Cash and cash equivalents                                       $  92,059      $ 109,404
       Short-term investments                                             26,681         14,279
       Accounts receivable, net of allowances of $2,196 and $3,121       129,274        203,470
       Inventories                                                        79,759        132,377
       Deferred income taxes                                              18,155         27,246
       Other current assets                                               14,949          6,783
- -----------------------------------------------------------------------------------------------
                  Total current assets                                   360,877        493,559
Land, property and equipment, net                                         49,004         71,825
Marketable securities                                                    126,013        137,728
Other assets                                                              10,402          9,660
- -----------------------------------------------------------------------------------------------
Total assets                                                           $ 546,296      $ 712,772
===============================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
       Notes payable                                                   $   4,458      $   3,111
       Current portion of long-term debt                                  20,000           --
       Accounts payable                                                   19,376         27,330
       Income taxes payable                                               22,797         34,595
       Other current liabilities                                          66,220        104,167
- -----------------------------------------------------------------------------------------------
                  Total current liabilities                              132,851        169,203
- -----------------------------------------------------------------------------------------------
Deferred income taxes                                                      9,476          6,320
- -----------------------------------------------------------------------------------------------
Commitments and contingencies, Note 4
Stockholders' equity:
       Preferred Stock $.001 par value, 1,000 shares authorized,
         none issued and outstanding                                        --             --
       Common Stock, $.001 par value, 75,000 shares authorized,
         50,160 and 51,030 shares issued and outstanding                      50             51
       Capital in excess of par value                                    262,991        277,892
       Retained earnings                                                 138,893        259,777
       Treasury stock                                                       (581)          (581)
       Net unrealized gain (loss) on investments                           1,241           (131)
       Cumulative translation adjustment                                   1,375            241
- -----------------------------------------------------------------------------------------------
                  Total stockholders' equity                             403,969        537,249
- -----------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                             $ 546,296      $ 712,772
===============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                              Common Stock and Capital                                        Net Unrealized     Cumulative
                               in Excess of Par Value    Retained           Treasury Stock    Gain (Loss) on    Translation
                                 Shares      Amount      Earnings         Shares     Amount     Investments      Adjustment
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                             (In thousands)
Balance at June 30, 1993         39,006     $ 64,658     $ 50,087         (110)     $   (581)     $ --          $   (114)
- ------------------------------------------------------------------------------------------------------------------------
Exercise of stock options         1,708        6,960
Tax benefit on exercise of
      stock options                            5,232
Shares sold in stock
      purchase plan                 414        1,965
Shares sold in stock
      offering                    4,600       68,566
Net income                                                 30,188
Translation adjustment                                                                                               421
- ------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1994         45,728      147,381       80,275         (110)         (581)       --               307
- ------------------------------------------------------------------------------------------------------------------------
Exercise of stock options         1,256        5,271
Tax benefit on exercise of
      stock options                           15,427
Shares sold in stock
      purchase plan                 176        3,995
Shares sold in stock
      offering                    3,000       90,967
Net income                                                 58,618
Net unrealized gain
      on investments                                                                                 1,241
Translation adjustment                                                                                             1,068
- ------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1995         50,160      263,041      138,893         (110)         (581)        1,241         1,375
- ------------------------------------------------------------------------------------------------------------------------
Exercise of stock options           444        2,077
Tax benefit on exercise of
      stock options                            5,231
Shares sold in stock
      purchase plan                 536        7,594
Net income                                                120,884
Net unrealized loss
      on investments                                                                                (1,372)
Translation adjustment                                                                                            (1,134)
- ------------------------------------------------------------------------------------------------------------------------
Balance at June 30, 1996         51,140     $277,943     $259,777         (110)     $   (581)     $   (131)     $    241
========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED JUNE 30,                                                  1994           1995           1996
- ------------------------------------------------------------------------------------------------------------
                                                                                               (In thousands)
Cash flows from operating activities:
       Net income                                                   $  30,188      $  58,618      $ 120,884
Adjustments required to reconcile net income
       to cash provided by operations:
                  Depreciation and amortization                        10,734         10,642         16,267
                  Write-off of acquired in-process technology            --           16,154           --
                  Deferred income taxes                                (2,053)        (9,591)       (12,247)
                  Changes in assets and liabilities:
                           Accounts receivable                        (26,149)       (54,462)       (74,196)
                           Inventories                                (10,776)       (23,112)       (52,618)
                           Other assets                                  (139)       (18,313)         8,908
                           Accounts payable                             2,937          6,509          7,954
                           Income taxes payable                         3,063         11,199         11,798
                           Other current liabilities                    3,483         24,692         37,947
- -----------------------------------------------------------------------------------------------------------
Cash provided by operations                                            11,288         22,336         64,697
- -----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
       Capital expenditures                                            (5,809)       (19,009)       (39,089)
       Purchases of available for sale securities                        --         (329,729)      (456,286)
       Sales and maturities of available for sale securities             --          178,276        455,602
       Investment in Metrologix                                          --          (14,182)          --
- -----------------------------------------------------------------------------------------------------------
Cash used for investing activities                                     (5,809)      (184,644)       (39,773)
- -----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
       Short-term borrowings, net                                       2,141         (1,487)        (1,347)
       Payment of current portion of long term debt                    (4,000)          --          (20,000)
       Sales of common stock / tax benefit of options exercised        82,723        115,660         14,902
- -----------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities                       80,864        114,173         (6,445)
- -----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes                                           421          1,068         (1,134)
- -----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                       86,764        (47,067)        17,345
Cash and cash equivalents at beginning of year                         52,362        139,126         92,059
- -----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $ 139,126      $  92,059      $ 109,404
===========================================================================================================

- -----------------------------------------------------------------------------------------------------------
Cash paid during the year for:
       Interest                                                     $   2,007      $   2,361      $   1,163
       Income taxes                                                     3,369         22,715         63,645
===========================================================================================================

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

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents consist of highly liquid investments with a maturity date at acquisition of three months or less. Cash and cash equivalents are stated at cost, plus accrued interest, which approximates market value.

The Company's investments in debt and equity securities are classified as available for sale. Investments classified as available for sale are measured at market value and net unrealized gains and losses are recorded as a separate component of stockholders' equity until realized. Any gains or losses on sales of investments are computed by specific identification.

CONCENTRATION OF CREDIT RISK

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

The Company sells its systems to semiconductor manufacturers throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon expected collectibility of all accounts receivable. The write-off of uncollectable amounts has been insignificant.

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

At June 30, 1995, the Company had forward contracts maturing throughout fiscal 1996 to sell and purchase approximately $147.9 million and $19.1 million, respectively, in foreign currency, primarily Japanese yen. At June 30, 1996, the Company had forward exchange contracts maturing throughout fiscal 1997 to sell and purchase approximately $145.9 million and $5.3 million, respectively, in foreign currency, primarily Japanese yen. Of these contracts, approximately $91.1 million of contracts hedge foreign currency receivables and payables carried on the balance sheet as of June 30, 1996, and consequently the financial statements reflect the fair market value of the contracts and their underlying transactions. Approximately $58.0 million and $2.1 million of the contracts hedge firm commitments for future sales and purchases, respectively, denominated in foreign currency. The fair market value of these contracts on June 30, 1996, based upon prevailing market rates on that date, was approximately $55.0 million and $2.1 million, respectively.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate actual costs on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are 30 years for buildings, 10 years for building improvements, five years for furniture and fixtures, and three years for machinery and equipment. The life of the lease or the useful life, whichever is shorter, is used for the amortization of leasehold improvements.

REVENUE RECOGNITION

The Company recognizes sales of wafer inspection, metrology, reticle and photomask inspection systems upon acceptance at the Company's plant, which is when title transfers. Customers may observe and approve satisfactory completion of the tests. Sales of other systems are recognized upon shipment. A provision for the estimated future cost of system installation and warranty is recorded at the time revenue is recognized. Revenues from software licenses are recognized upon delivery of the software, provided that the Company does not have any significant on going obligations. Revenues from service contracts are recognized during the terms of the contracts on a straight-line basis.

RESEARCH AND DEVELOPMENT

The Company is actively engaged in significant product improvement and new product development efforts. Research and development expenses relating to possible future products aggregated approximately $16.8, $28.4 and $52.8 million for fiscal 1994, 1995 and 1996, respectively.

INCOME TAXES

The Company accounts for income taxes under the liability method, which requires an adjustment to the provision for income taxes for the effect of changes in corporate tax rates.

Undistributed earnings of certain of the Company's foreign subsidiaries, for which no U.S. income taxes have been provided, aggregated approximately $11.7 million at June 30, 1996. The amount of the unrecognized deferred tax expense related to this investment is estimated at approximately $4.1 million at June 30, 1996.

NET INCOME PER SHARE

Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the respective periods, including the assumed net shares issuable upon exercise of stock options, when dilutive.



NOTE 2  DETAILS OF FINANCIAL STATEMENT COMPONENTS

                                            1995           1996
- -----------------------------------------------------------------
                                                   (In thousands)
Inventories:
   Customer service spares               $  13,050      $  13,614
   Systems raw materials                    18,944         33,521
   Work-in-process                          26,863         47,012
   Demonstration equipment                  20,902         38,230
- -----------------------------------------------------------------
                                         $  79,759      $ 132,377
- -----------------------------------------------------------------
Land, property and equipment:
   Land                                  $  10,502      $  10,502
   Buildings and improvements               27,483         30,353
   Machinery and equipment                  41,203         60,059
   Furniture and fixtures                    5,542          9,487
   Leasehold improvements                    3,913         10,372
- -----------------------------------------------------------------
                                            88,643        120,773
   Less accumulated depreciation
        and amortization                   (39,639)       (48,948)
- -----------------------------------------------------------------
                                         $  49,004      $  71,825
- -----------------------------------------------------------------
Other current liabilities:
   Accrued compensation and benefits     $  27,574      $  43,109
   Accrued warranty and installation        22,229         35,501
   Unearned revenue                          4,867          4,230
   Other                                    11,550         21,327
- -----------------------------------------------------------------
                                         $  66,220      $ 104,167
=================================================================


NOTE 3  INVESTMENTS

The amortized cost and estimated fair value of securities available for sale as of June 30, 1995 and 1996, are as follows:

                            Gross           Gross        Gross         Estimated
                          Amortized       Unrealized   Unrealized         Fair
                             Cost           Gains        Losses          Value
- -----------------------------------------------------------------------------------
JUNE 30, 1995                                                        (In thousands)
U.S. Treasuries           $  47,720      $     455      $      36      $  48,139
Municipal bonds              83,983            693            100         84,576
Corporate debt
  securities                 43,638            705             --         44,343
Other                        45,324            368             59         45,633
- --------------------------------------------------------------------------------
                            220,665          2,221            195        222,691
Less cash equivalents       (70,021)           (12)           (36)       (69,997)
Less short-term
  investments               (26,614)           (77)           (10)       (26,681)
- --------------------------------------------------------------------------------
Long-term investments     $ 124,030      $   2,132      $     149      $ 126,013
================================================================================

JUNE 30, 1996

U.S. Treasuries           $  19,739      $      82      $     290      $  19,531
Municipal bonds             129,255            464            284        129,435
Corporate debt
  securities                 32,654             50            320         32,384
Other                        52,383            533            449         52,467
- --------------------------------------------------------------------------------
                            234,031          1,129          1,343        233,817
Less cash equivalents       (81,654)          (196)           (40)       (81,810)
Less short-term
  investments               (14,456)           (37)          (214)       (14,279)
- --------------------------------------------------------------------------------
Long-term investments     $ 137,921      $     896      $   1,089      $ 137,728
================================================================================

Unrealized gains and losses are presented in stockholders' equity, net of the tax effect.

The contractual maturities of securities classified as available for sale as of June 30, 1996, regardless of the consolidated balance sheet classification, are as follows:


                                                                      Estimated
                                                                     Fair Value
- --------------------------------------------------------------------------------
                                                                   (In thousands)
Due within one year                                                     $ 80,450
Due after one year through five years                                     64,558
Due after five years                                                      88,809
- --------------------------------------------------------------------------------
                                                                        $233,817
================================================================================

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The realized gains and losses for the year ended June 30, 1995 and 1996, were not material to the Company's financial position or results of operations.


NOTE 4  COMMITMENTS AND CONTINGENCIES

The Company leases several facilities under operating leases expiring at various dates through fiscal 2025 with renewal options at fair market value for additional periods ranging up to ten years. In June 1995, the Company entered into a five-year operating lease for a building constructed on land owned by the Company in San Jose, California. Monthly rent payments for the building commenced on July 1, 1996, and will vary based on the London interbank offering rate (LIBOR). The Company may, at its option, purchase the building during the term of the lease for $12.5 million. In August 1995, the Company entered into a five-year operating lease agreement for two buildings in San Jose, California. Monthly rent payments for the buildings commenced on May 1, 1996, and will vary based on the LIBOR rate. The Company may, at its option, purchase the buildings during the term of the lease for $18.7 million. If the Company does not purchase any or all of the buildings at the end of their respective leases, the Company will guarantee the lessor 85% of the aforementioned purchase prices of the building or buildings not purchased. In addition, the lease agreements require the Company to maintain, among other items, minimum quick ratio, tangible net worth and profitability. As of June 30, 1996, the Company was in compliance with all of these covenants.

The aggregate minimum rental commitment under these lease agreements as of June 30, 1996, excluding property taxes, insurance and certain other costs to be paid by the Company, are approximately $7.7, $5.6, $5.2, $4.7, $28.0 and $3.8 million in fiscal 1997 through 2001 and thereafter, respectively. Total rental expense under all operating leases was $2.5, $3.5 and $5.8 million in fiscal 1994, 1995 and 1996, respectively.

The Company is party to several claims and lawsuits arising in the ordinary course of business. While the outcome of these matters is not presently determinable, in the opinion of management, they are not expected to have a material effect on the financial position or the results of operations of the Company.


NOTE 5  STOCKHOLDERS' EQUITY

In April 1996, the Company adopted a plan to repurchase, at its discretion, up to $20.0 million of KLA common stock on the open market, through October 1997. Shares repurchased by the Company may be reissued to employees under the Excess Profit Stock Plan or the Employee Stock Purchase Plan, or be used for other corporate purposes. Repurchases of common stock will be made using the Company's cash resources, at the prevailing market price.

A two for one stock split was declared by the Board of Directors on July 24, 1995. The stock split was in the form of a 100% stock dividend. The dividend was paid on September 29, 1995, to stockholders of record on August 31, 1995. Financial information in this report has been adjusted to reflect the impact of the common stock split.

In May 1995, the Company raised approximately $91 million, net of offering costs, in a public offering of 3,000,000 shares of common stock at $31.75 per share.

In February 1994, the Company sold 4,600,000 shares of common stock at $15.75 per share in a public offering resulting in $68.6 million of proceeds to the Company, net of offering expenses.

In March 1989, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding common stock carries one Common Stock Purchase Right (Right). In April 1996, the Company amended the plan. The amendment reduces the stock ownership level at which the Rights become exercisable. As amended, the plan provides that if any person or group acquires 15% or more of the Company's common stock, each Right not owned by such person or group will entitle its holder to purchase, at the then-current exercise price, the Company's common stock having a value of twice that exercise price. The rights are redeemable by the Company and expire in April 2006.

NOTE 6  EMPLOYEE BENEFIT PLANS

The Company has a profit sharing program, wherein a percentage of pretax profits, as determined by the Board of Directors, is accumulated and distributed quarterly to all employees who have completed a stipulated employment period. In addition, the Board may approve matching contributions to the Company's savings and investment plan, a qualified salary reduction plan under section 401(k) of the Internal Revenue Code. In April 1996, the Company adopted the Excess Profit Stock Plan. Under the plan, profit sharing distributions that exceed the 401(k) limits will be used to purchase shares of common stock. These shares then will become eligible for distribution to employees, after a two and one half year vesting period. The total charge to operations under the profit sharing and 401(k) programs aggregated approximately $3.3, $16.6 and $26.5 million in fiscal 1994, 1995 and 1996, respectively.

Under the 1982 Stock Option Plan, as amended, 14,900,000 shares have been reserved for issuance to eligible employees and directors as either Incentive Stock Options (ISO's) or nonqualified options. Options under this plan are granted at prices determined by the Board of Directors, but not less than the fair market value on the date of grant, and expire ten years after the date of grant. Generally, options become exercisable within five years of the date of grant, vesting monthly after a waiting period of six to thirty months.

In October 1990, the Company adopted the 1990 Outside Directors Stock Option Plan to grant options to non-employee directors. This plan calls for an annual grant of 5,000 options, at fair market value, to each outside director. The options become exercisable at one fifty-fourth per month beginning six months from date of grant and expire ten years from grant date. A total of 200,000 shares have been reserved for issuance under this plan. These options carry exercise prices ranging from $3.50 to $46.56 per share, with 115,974 options outstanding at June 30, 1996.

In October 1989, the Company adopted the Supplemental Executive Benefit Plan
(SEBP), a non-qualified deferred compensation plan. Under the terms of the plan, certain key executives may defer a portion of their salary and bonus into the plan. The Company may also elect to make contributions to certain participants' SEBP accounts. Amounts deferred or contributed into the plan are used to purchase variable life insurance policies which are funded by mutual funds managed by the insurance company issuing the policies. Participants direct the investment of their account balances among these mutual funds. Account balances appreciate based upon the performance of the funds selected by the participants. Distributions from the plan commence following a participant's retirement or termination of employment. At June 30, 1996, the Company had a deferred compensation liability under this plan of $7.1 million, which will be funded by the Cash Surrender Value of insurance policies. At June 30, 1996, the Cash Surrender Value amounted to $6.5 million.

Following is a summary of stock option and outside director plan transactions:

                                                                  Stock         Reserved
                                                                 Options         Shares
                                             Option Price      Outstanding      Available
- -----------------------------------------------------------------------------------------
Balance at June 30, 1993                     $ 3.50-10.63       5,577,230         841,932
  Options granted                              9.57-20.82         470,100        (470,100)
  Options cancelled                            3.50-15.88        (227,498)        227,498
  Options exercised                            3.50-15.88      (1,707,018)
- -----------------------------------------------------------------------------------------
Balance at June 30, 1994                     $ 3.50-20.82       4,112,814         599,330
  Options granted                              2.35-30.63       2,659,536      (2,653,078)
  Options cancelled                            2.35-26.19        (392,492)        392,492
  Options exercised                            2.35-20.82      (1,256,576)
  Increase in reserved shares                                                   3,200,000
- -----------------------------------------------------------------------------------------
Balance at June 30, 1995                     $ 2.35-30.63       5,123,282       1,538,744
  Options granted                             23.75-46.56       1,332,100      (1,332,100)
  Options cancelled                            3.50-46.56        (183,310)        183,310
  Options exercised                            2.35-26.00        (443,597)
  Increase in reserved shares                                                   2,200,000
- -----------------------------------------------------------------------------------------
Balance at June 30, 1996                      $2.35-46.56       5,828,475       2,589,954
=========================================================================================

At June 30, 1996, options to purchase 1,536,016 shares of stock were exercisable under all option plans.

The Company has reserved 4,000,000 shares of common stock to be issued under the 1981 Employee Stock Purchase Plan. The Plan permits eligible employees to purchase common stock, through payroll deductions, at 85% of the lower of the fair market value of the common stock on the date at the beginning of the two-year offering period or the last day of the purchase period. Substantially all employees are eligible to participate in the Plan. At June 30, 1996, 297,411 shares were available for future issuance under the Plan.

NOTE 7  FINANCING ARRANGEMENTS

In May 1996, the Company entered into an agreement with a bank whereby the bank may extend up to $3.0 million in loans to certain employees of the Company as specified by the Company. The loans are secured by second mortgages on the primary residences of borrowers and by a guaranty from the Company. Interest on borrowings is charged at the prime rate plus 1.00% per annum. As of June 30, 1996, there were no outstanding borrowings under this arrangement.

As of June 30, 1996, the Company had a $15.0 million committed multicurrency line of credit with a bank, expiring December 31, 1996. The line of credit has a facility fee of 0.20% per annum. Interest on domestic and foreign borrowings is charged at the bank's reference rate and at the bank's offshore reference rate plus 0.75%, respectively. The agreement requires the Company to maintain, among other items, minimum quick ratio, tangible net worth and profitability. The agreement also restricts the amount of dividends that may be declared. As of June 30, 1996, the Company was in compliance with all of these covenants. As of June 30, 1996, approximately $2.8 million had been borrowed at the related offshore interest rate of 7.57% per annum.

In August 1995, the Company repaid the $20.0 million mortgage on its principal facility.


NOTE 8  RESEARCH AND DEVELOPMENT ARRANGEMENTS

The Company has, from time to time, entered into research and development arrangements with certain key customers and other entities to partially finance the development of new technology. In February 1996, the Company entered into such an agreement with SEMATECH. The agreement provides financing up to $27.5 million through fiscal 2000. Payments are subject to the Company reaching predetermined milestones. In fiscal 1996, the Company received $3.1 million related to this agreement, of which $1.2 million was offset against gross engineering, research and development expenses and the remainder deferred. In fiscal 1994, 1995 and 1996, revenues of $5.7, $2.3 and $4.4 million, respectively, have been recognized on all research and development contracts on the percentage of completion basis. These revenues are offset against gross engineering, research and development expenses.


NOTE 9  METROLOGIX INC. ACQUISITION

In December 1994, the Company acquired Metrologix Inc. (Metrologix), a manufacturer of advanced electron beam measurement equipment for $14.2 million in cash. This acquisition was accounted for as a purchase and the total acquisition cost of $16.1 million has been allocated to assets acquired and liabilities assumed. A significant portion of the acquisition cost was allocated to acquired in-process technology which was written-off at the time of the acquisition, because further substantial research and development investments were necessary to complete the new product development then underway. This resulted in an after-tax charge of $16.2 million ($25.2 million pre-tax). The results of operations for Metrologix from the date of the acquisition to June 30, 1995, were immaterial.


NOTE 10  GEOGRAPHIC REPORTING

The Company is a leading manufacturer of yield monitoring and process control systems for the semiconductor manufacturing industry. The Company's sales and service operations are the principle revenue producing activities. For geographic reporting, sales are attributed to the geographic location of the sales and service organizations, and costs directly and indirectly incurred in generating sales are similarly assigned. Orders for Japanese sales are taken by a distributor and shipped from the United States. In fiscal years 1994, 1995 and 1996 related sales were $77.8, $148.0 and $232.4 million, and related operating income was $10.9, $43.3 and $72.2 million, repectively. During fiscal 1994, 1995 and 1996, no customer accounted for more than 10% of sales. The following is a summary of operations by geographic territories:

                                                      1994           1995           1996
- ----------------------------------------------------------------------------------------
                                                                           (In thousands)
Net sales to unaffiliated customers:
   United States                                 $  84,493      $ 138,926      $ 220,607
   Western Europe                                   37,854         47,862         80,220
   Japan                                            79,820        159,253        244,319
   Asia Pacific                                     41,570         96,375        149,721
- ----------------------------------------------------------------------------------------
                                                   243,737        442,416        694,867
- ----------------------------------------------------------------------------------------
Intercompany sales between geographic areas:
   United States                                    39,998         60,861         87,693
   Western Europe                                    7,595         12,178         14,950
   Asia Pacific                                      6,832          9,846         17,732
- ----------------------------------------------------------------------------------------
                                                    54,425         82,885        120,375
   Consolidation eliminations                      (54,425)       (82,885)      (120,375)
- ----------------------------------------------------------------------------------------
   Net  sales                                    $ 243,737      $ 442,416      $ 694,867
========================================================================================
Operating results:
   United States                                 $  15,407      $  31,777      $  55,616
   Western Europe                                    9,234          8,567         24,463
   Japan                                            11,166         46,583         75,863
   Asia Pacific                                     14,544         39,463         46,514
- ----------------------------------------------------------------------------------------
                                                    50,351        126,390        202,456
   General corporate expenses                      (10,269)       (44,339)       (24,952)
- ----------------------------------------------------------------------------------------
   Operating profit                              $  40,082      $  82,051      $ 177,504
========================================================================================
Identifiable assets:
   United States                                 $  95,041      $ 147,557      $ 227,916
   Western Europe                                   19,853         24,361         36,545
   Japan                                            38,444         71,854         79,206
   Asia Pacific                                     24,264         45,380         78,666
- ----------------------------------------------------------------------------------------
                                                   177,602        289,152        422,333
   General corporate assets                        143,968        257,144        290,439
- ----------------------------------------------------------------------------------------
   Total assets                                  $ 321,570      $ 546,296      $ 712,772
========================================================================================

Transfers between geographic areas are accounted for at amounts that are generally above cost and consistent with rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Corporate assets consist primarily of cash and cash equivalents and other investments. Corporate expenses consist primarily of general, administrative and other expenses not attributable to geographic regions. Capital expenditures and depreciation expense have been primarily in the United States.

NOTE 11 INCOME TAXES

The components of income before income taxes are comprised of the following:

                                         1994            1995            1996
- ----------------------------------------------------------------------------------
                                                                    (In thousands)
Domestic                               $ 31,515        $ 77,157        $167,105
Foreign                                   8,736          11,657          21,789
- ----------------------------------------------------------------------------------
                                         40,251        $ 88,814        $188,894
==================================================================================

The provisions for income taxes are comprised of the following:

                                           1994            1995            1996
- ----------------------------------------------------------------------------------
                                                                    (In thousands)
Federal:
   Currently payable                   $  7,587        $ 35,390        $ 66,120
   Deferred                              (2,195)        (13,414)        (12,898)
- ----------------------------------------------------------------------------------
                                          5,392          21,976          53,222
- ----------------------------------------------------------------------------------
State:
   Currently payable                      2,222           6,094          11,080
   Deferred                                --            (1,337)         (1,198)
- ----------------------------------------------------------------------------------
                                          2,222           4,757           9,882
- ----------------------------------------------------------------------------------
Foreign:
   Currently payable                      2,307           2,245           2,979
   Deferred                                 142           1,218           1,927
- ----------------------------------------------------------------------------------
                                          2,449           3,463           4,906
- ----------------------------------------------------------------------------------
Provision for income taxes             $ 10,063        $ 30,196        $ 68,010
==================================================================================

Actual current tax liabilities are lower than reflected above for fiscal years 1994, 1995 and 1996 by $5.2, $15.4 and $5.2 million respectively, due to the stock option deduction benefits recorded as credits to capital in excess of par value.

The following is a reconciliation of the effective income tax rates and the United States statutory federal income tax rate:

                                                1994         1995         1996
- --------------------------------------------------------------------------------
Statutory federal income tax rate                 35.0%        35.0%        35.0%
State income taxes, net of federal
   tax benefits                                    3.6          3.5          3.4
Effect of foreign operations at
   lower tax rates                                (1.7)        (0.7)        (1.0)
Non-taxable FSC income                            (1.5)        (2.6)        (2.6)
Foreign tax credit                                (4.8)        (0.1)          --
Realized deferred tax assets
   previously reserved                            (5.8)        (2.7)        (0.6)
Other                                              0.2          1.6          1.8
- --------------------------------------------------------------------------------
Effective tax rate                                25.0%        34.0%        36.0%
================================================================================

Deferred tax assets (liabilities) at June 30, 1994, 1995 and 1996 are comprised of the following:

                                             1994           1995          1996
- --------------------------------------------------------------------------------
                                                                   (In thousands)
Deferred tax assets:
   Federal and state loss and
      credit carryforwards                 $  4,696      $  2,804      $  3,034
   State tax                                     --         1,096         2,281
   Nondeductible reserves
      and other                              18,651        24,611        36,044
- -------------------------------------------------------------------------------
                                             23,347        28,511        41,359
- -------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                              (5,157)       (3,559)       (3,125)
   Unremitted earnings of foreign
      subsidiaries not permanently
      reinvested                             (6,327)       (8,319)      (10,634)
   Other                                     (1,896)       (2,101)       (2,098)
- -------------------------------------------------------------------------------
                                            (13,380)      (13,979)      (15,857)
Deferred tax assets valuation
   allowance                                (11,078)       (5,853)       (4,576)
- -------------------------------------------------------------------------------
Total net deferred tax assets
   (liabilities)                           $ (1,111)     $  8,679      $ 20,926
================================================================================


The Company's subsidiary, Metrologix, has a federal net operating loss carryforward of approximately $6.8 million as of June 30, 1996. It also has research and development tax credit carryovers of approximately $0.5 million that will expire primarily in fiscal 2005 through 2008. These tax assets are subject to limitation as to their utilization under Internal Revenue Code
Section 382 and other provisions.

The deferred tax assets valuation allowance at June 30, 1994, 1995 and 1996 is attributed to U.S. federal and state deferred tax assets. Management believes sufficient uncertainty exists with regards to the realizability of Metrologix's tax assets such that a valuation allowance of $4.6 million has been retained at June 30, 1996. During fiscal 1994, 1995 and 1996, the Company realized $2.3, $7.5 and $1.3 million, respectively, of deferred tax assets previously reserved, reducing the valuation allowance by corresponding amounts. In fiscal 1995, $5.1 of the $7.5 million that was realized was related to stock option deductions and accordingly was credited to capital in excess of par value.

The IRS is currently auditing the Company's federal income tax returns for fiscal years 1985 to 1992. The Company has received a notice of proposed tax deficiency for such years. The Company filed a tax protest letter with the IRS on June 10, 1996, in response to the IRS notice. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audit will not have a material adverse impact on the Company's financial position or results of operations.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND
BOARD OF DIRECTORS OF
KLA INSTRUMENTS CORPORATION

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of KLA Instruments Corporation and its subsidiaries at June 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



Price Waterhouse

San Jose, California
August 7, 1996



COMMON STOCK

                                                                     1995                               1996
                                                               High         Low                  High         Low
- -------------------------------------------------------------------------------------------------------------------
First Quarter                                                 25 7/8       18 5/8               47 1/8       38 1/2
Second Quarter                                                26 1/2       22 3/8               46 3/4       26 1/8
Third Quarter                                                 32 1/2       23 1/4               35 1/4       21 3/4
Fourth Quarter                                                39 5/8       30                   31 1/4       21 1/4
- -------------------------------------------------------------------------------------------------------------------

The Company's common stock is traded on the NASDAQ National Market System under the symbol "KLAC."

The Company has not paid cash dividends on its common stock and does not plan to pay cash dividends to its stockholders in the near future. The Company presently intends to retain its earnings to finance further growth of its business. As of June 30, 1996, the Company had approximately 1,167 stockholders of record.

CORPORATE DIRECTORY

OFFICERS

Kenneth Levy
Chairman of the Board
Chief Executive Officer

Kenneth L. Schroeder
President
Chief Operating Officer

Robert J. Boehlke
Vice President, Finance
  and Administration
Chief Financial Officer

Frank L. Brienzo
Vice President

Virginia J. DeMars
Vice President,
Human Resources

Gary E. Dickerson
Group Vice President

Samuel A. Harrell, Ph.D.
Senior Vice President

Michael W. Morrissey
Group Vice President

Neil Richardson, Ph.D.
Vice President

Magnus O.W. Ryde
Vice President

Arthur P. Schnitzer
Group Vice President

Christopher Stoddart
Treasurer

Bin-Ming Ben Tsai, Ph.D.
Vice President,
Chief Technical Officer

William Turner
Vice President,
Corporate Finance

Paul E. Kreutz, Esq.
Secretary

DIRECTORS

Kenneth Levy
Chairman of the Board
Chief Executive Officer

Kenneth L. Schroeder
President
Chief Operating Officer

Edward W. Barnholt
Senior Vice President
Hewlett-Packard

Leo J. Chamberlain
Private Investor

Robert E. Lorenzini
Chairman
SunPower Corporation

Yoshio Nishi, Ph.D.
Senior Vice President
Texas Instruments

Samuel Rubinovitz
Retired
Executive Vice President
EG&G, Inc.

Dag Tellefsen
General Partner
Glenwood Venture Management

CORPORATE OFFICE

KLA Instruments Corporation
160 Rio Robles
P.O. Box 49055
San Jose, California 95161-9055
(408) 434-4200

INTERNATIONAL OFFICES

KLA Instruments Ltd.
ROSA, 19 Mulberry Business Park
Fishponds Road
Wokingham, Berkshire
RG41 2GY, United Kingdom
44(0)118-9365-700

KLA Instruments GmbH
Leonrodstrasse 58
80636 Muenchen, Germany
49-89-121561-0

KLA Instruments France S.A.
25 Rue Michael Faraday
78180 Montigny-le-Bretonneux
France
33.1.30.14.90.30

KLA Instruments Israel
4 Science Avenue
North Industrial Center
P.O. Box 143
Migdal Ha'Emek 23100, Israel
972-6-449555

KLA Instruments Malaysia, Sdn Bhd
6, Jalan Timah 2
Taman Sri Putri
81000 Skudai
Johor, Malaysia
607-557-1946

KLA Instruments Singapore, Pte Ltd
BLK 3A Woodlands Centre Road
B1-166, Singapore 731003
65-368-0677

KLA Japan, Ltd.
YBP Hi-Tech Center
134 Godo-Cho
Hodogaya-ku
Yokohama-City
Kanagawa 240, Japan
81-453-35-8200

KLA Instruments Korea
3rd Floor, LG Security Building
184-1, Bangy-dong, Songpa-ku
Seoul, Korea 138-150
Republic of Korea
822-415-0552

KLA Instruments, Taiwan Branch
251 Chung-Yang Road
Sinchu, Taiwan
Republic of China
886-35-335163

INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP
San Jose, California

GENERAL LEGAL COUNSEL

Gray Cary Ware & Freidenrich
Palo Alto, California

REGISTRAR AND TRANSFER AGENT

First National Bank of Boston
Boston, Massachusetts


Additional copies of this report, as well as copies of SEC Form 10K, for the year ended June 30, 1996, may be obtained from the Company without charge by writing to:


KLA Instruments Corporation
Attn:  Investor Relations
P.O. Box 49055
San Jose, CA  95161-9055