Form 10-K, Exhibit 13
period 1997-06-30
KLA TENCOR CORP
filed 1997-09-29
CIK 319201

Management's Discussion and Analysis of Financial Condition and Results of Operations

MERGER
On April 30, 1997, Tencor merged into a wholly-owned subsidiary of KLA using the pooling-of-interests method of accounting. Each outstanding share of Tencor was exchanged for one share of KLA and KLA changed its name to KLA-Tencor Corporation (the Company). All financial data of the Company included herein reflects the combination of the historical financial information of both KLA and Tencor.

RESULTS OF OPERATIONS
As the Company began fiscal year 1997, semiconductor manufacturers were reassessing their spending plans because of the sharp drop in prices for memory devices. This change in market conditions caught them by surprise and resulted in the postponement of many new memory fabrication facilities. Even though prices for logic and microprocessors were not as affected, these manufacturers postponed many expansion projects while they assessed the market. By the December quarter, it became more clear that the memory price drop was not an overall demand problem but a memory oversupply issue. New order levels reflected these conditions and were quite low in the September quarter but began to recover by December. Thus, many logic and microprocessor customers cautiously began to resume their planned expansions. During the March and June quarters these expansion plans accelerated and new orders for the Company reached record levels by June. The market for logic, microprocessor, and foundry fabs continues to be healthy while memory fab construction remains limited primarily to pilot plants for next generation memories. The Company responded quickly to these market changes and reduced spending and reduced shipment levels. Shipments bottomed in December and grew gradually as the new order rate recovered.

The Company's operating results benefited from the demand for process control equipment from previously constructed fabs which have not yet been outfitted with a full complement of process monitoring equipment. Thus the Company's results of operations were not affected as severely as many other semiconductor equipment companies and this demand from older facilities has helped the Company to recover faster.

REVENUES AND GROSS MARGINS
Aggregate revenues reflected the trends described above. Particular strength came from several new product divisions which are either inventing new markets or gaining share with new technologies in established markets. New markets were addressed by the SEMSpec division, which markets a $7 million defect inspection tool using a scanning electron beam, and by the Yield Management Group's new Automatic Defect Classification product. Both these divisions experienced significant new revenues during the year. Additionally, share of market increases resulted in higher revenues for the CD SEM Metrology division (model
8100).

Gross margins decreased to 54.3% in 1997 from 57.1% in 1996. The decrease during the period was due primarily to increased warranty and installation costs related to new product introductions and to an increase in infrastructure costs for the Company's Customer Service Group. Gross margin increased slightly to 57.1% in 1996 from 57.0% in 1995 on higher system product margins offset by lower service margins. The Company anticipates that gross margin will increase modestly in 1998.

RESEARCH AND DEVELOPMENT
Research and development (R&D) expenses were $134 million, $116 million and $74 million, or 13.0%, 10.6% and 10.6% of revenues in 1997, 1996 and 1995, respectively. The Company has identified a large number of process monitoring and yield management opportunities and has initiated new development programs in these new market segments. As a result, the Company's spending on development programs in 1997 rose as a percent of revenues and the Company expects R&D spending to increase in absolute dollars in 1998.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative (SG&A) expenses were $219 million, $213 million and $141 million, or 21.3%, 19.4% and 20.2% of revenues, in 1997, 1996 and 1995, respectively.

The increase in absolute dollars in 1997 compared to 1996 can be attributed in part to increases in expenses resulting from the significant efforts involved with enhancements to the Company's information systems infrastructure. In 1996, compared to 1995, SG&A expenses increased in relation to the increased revenues. The Company anticipates that SG&A expenses will increase in absolute dollars in 1998.

MERGER AND RESTRUCTURING COSTS
The Company recorded charges totaling $60.6 million for merger, restructuring and other non-recurring events which occurred during the year ended June 30, 1997. During the quarter ended June 30, 1997, the Company recorded a pre-tax charge of $52.1 million for merger, restructuring and other costs. This charge included direct merger costs of $19.4 million for professional fees and other transaction costs associated with the merger, $4.2 million for severance related costs, $13.5 million for non-cash write-offs of certain property, equipment and other assets, $2.6 million for the elimination and/or relocation of duplicate sales and service facilities worldwide and $6.3 million of merger related consulting services and other costs providing no expected future benefit to the Company. Approximately $22 million of the original charge remained in accrued liabilities as of June 30, 1997 and is expected to be utilized within the next twelve months. In addition, the Company incurred a pre-tax charge of $6.1 million as a result of the write-off of a bad debt for shipments made to a Thailand company in fiscal 1997.

During the quarter ended September 30, 1996, the Company recorded a charge for Tencor restructuring costs of $8.5 million. This charge consisted of $2.0 million of employee severance and related costs and $6.5 million of lease exit costs associated with the abandonment of certain of Tencor's leased facilities.

OTHER INCOME, NET
Other income, net consisted primarily of interest income on investments less interest expense on bank borrowings. Also included were foreign currency gains and losses, and certain royalties.

PROVISION FOR INCOME TAXES
The provision for income taxes on the Company's pretax income was 39.4%, 37.4% and 37.2% in 1997, 1996 and 1995, respectively. The Company's effective tax rate in- creased from 1996 to 1997 primarily as a result of certain merger related costs that were not tax deductible.

OTHER ACQUISITION COSTS
In 1995, the Company acquired Metrologix Inc., a manufacturer of advanced electron beam measurement equipment. A significant portion of the acquisition cost was allocated to acquired in- process technology which was written-off at the time of the acquisition, because substantial research and development investment was necessary to complete the new product development then underway. This resulted in a pre-tax charge of $25 million.

LIQUIDITY AND CAPITAL RESOURCES
The Company has financed its growth primarily through cash flow from operations. Cash flow from operations was $236 million in 1997 due to net income
(which includes non-cash charges for depreciation), and to declines in accounts receivable and inventory balances year over year. The decrease in accounts receivable during fiscal 1997 is due primarily to improved collections and as a result of a factoring agreement to sell certain trade receivables.

Capital expenditures for each of the fiscal years 1997 and 1996 were approximately $60 million, consisting primarily of computers, manufacturing equipment and cleanrooms. The Company expects capital expenditures in 1998 to be at levels approximating those of 1997.

At June 30, 1997, the Company's principal sources of liquidity consisted of $349 million in cash, cash equivalents and short-term investments, and $338 million in marketable securities classified as long-term. The Company believes that the existing cash balances and short-term investments, along with cash generated from operations, will be sufficient to meet the Company's working capital requirements through 1998.

OTHER FACTORS AFFECTING COMPANY RESULTS
The Company will continue to invest during fiscal 1998 in expanding its sales and service operations worldwide. The achievement of continued sales and earnings growth will depend, in part, on the success of the merger between KLA and Tencor. There can be no assurance that products, technologies, distribution channels and key personnel will be effectively assimilated into the Company's business, or that such integration may will not adversely affect the Company's business, financial condition or results of operations.

As a participant in the semiconductor industry, the Company operates in a technologically advanced, highly competitive environment. In addition, the Company depends in large part on the capital expenditures of semiconductor manufacturers worldwide, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The semiconductor industry has historically been highly cyclical and has experienced periodic downturns, which have had an adverse effect on the level of capital expenditures. While the Company cannot predict what effect these various factors will have on operating results, the effect of these and other factors could significantly affect the Company's future operating results and stock market value.

The Company, from time to time, has experienced, and expects to continue to experience, significant fluctuations in its results of operations, particularly on a quarterly basis. The Company's expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular period do not meet expectations, operating results will be adversely affected. A variety of factors have an influence on the Company's operating results in a particular period. These factors primarily include economic conditions in the semiconductor industry, the timing of the receipt of orders from major customers, customer cancellations or delays of shipments, the Company's ability to design, introduce and manufacture new products on a cost effective and timely basis, specific feature requests by customers, production delays or manufacturing inefficiencies.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS
In February 1997, The Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is required to be adopted in the Company's fiscal quarter ending December 31, 1997. See Note 2 of Notes to Consolidated Financial Statements for the effect of Statement No. 128.

MARKET RISK DISCLOSURE
At the end of fiscal 1997, the Company had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $408 million (see Note 6 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1997, the fair value of the portfolio would decline by approximately $5.5 million. However, the Company has the ability to hold its fixed income investments until maturity, and therefore the Company would not expect to recognize such an adverse impact in income or cash flows.


Other than statements of historical fact, statements made in this Annual Report include forward looking statements, such as statements with respect to the Company's future financial performance, operating results, plans and objectives. Actual results may differ materially from those currently anticipated depending on a variety of risk factors some of which are set forth in "Other Factors Affecting Company Results" above.

KLA-Tencor CONSOLIDATED BALANCE SHEETS


                                                                          June 30,
                                                                    1996           1997
                                                                -----------    -----------
In thousands, except per share data
ASSETS

Current assets:
         Cash and cash equivalents                              $   201,704    $   279,225
         Short-term investments                                     108,291         69,606
         Accounts receivable, net                                   310,077        269,291
         Inventories                                                197,803        174,634
         Deferred income taxes                                       41,081         54,799
         Other current assets                                        10,753         12,452
             Total current assets                                   869,709        860,007


Land, property and equipment, net                                   104,837        117,595
Marketable securities                                               158,480        338,418
Other assets                                                         24,893         27,287
            Total assets                                        $ 1,157,919    $ 1,343,307



LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
         Notes payable                                          $    35,825    $    25,113
         Accounts payable                                            44,818         41,155
         Other current liabilities                                  197,669        258,483
             Total current liabilities                              278,312        324,751

Deferred income taxes and other                                       8,608          3,943

Commitments and contingencies (Note 4)

Stockholders' equity:
         Common stock, $0.001 par value, 250,000 authorized,
             81,746 and  83,759 shares issued and outstanding            82             84
         Capital in excess of par value                             426,348        458,224
         Retained earnings                                          437,310        542,706
         Net unrealized gain on investments                           9,203         17,591
         Cumulative translation adjustment                           (1,944)        (3,992)
             Total stockholders' equity                             870,999      1,014,613
             Total liabilities and stockholders' equity         $ 1,157,919    $ 1,343,307




See accompanying notes to consolidated financial statements.

KLA-Tencor CONSOLIDATED STATEMENTS OF INCOME


Year ended June 30,                                        1995          1996         1997
                                                        ----------   ----------   ----------
In thousands, except per share data
Revenues                                                $  695,950   $1,094,492   $1,031,824

Costs and operating expenses:
         Cost of goods sold                                299,571      469,681      471,910
         Engineering, research and development              73,945      115,920      134,105
         Selling, general and administrative               140,585      212,625      219,425
         Merger/restructuring and other charges             25,240         --         60,552
             Total costs and operating expenses            539,341      798,226      885,992

Income from operations                                     156,609      296,266      145,832
Interest income and other, net                              10,417       17,834       28,147

Income before income taxes                                 167,026      314,100      173,979

Provision for income taxes                                  62,215      117,466       68,583

Net income                                              $  104,811   $  196,634   $  105,396


Net income per share                                    $     1.34   $     2.34   $     1.24
Weighted average common shares
         and equivalents                                    78,427       84,195       85,203




See accompanying notes to consolidated financial statements.

KLA-Tencor CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                Common Stock and                  Net     Cumulative
                                                         Capital in Excess of Par Value        Retained    Unrealized   Translation
                                                         Shares      Amount      Earnings         Gain     Adjustment      Totals
                                                         ------      ------      --------         ----     ----------      ------
In thousands
Balances at June 30, 1994                                69,178   $   170,645   $   135,865       $ --      $   823     $   307,333
         Net issuance under employee stock plans          2,846        14,490          --           --           --          14,490
         Equity offering, net of offering costs           7,796       195,019          --           --           --         195,019
         Release of escrowed shares                         572         3,396          --           --           --           3,396
         Tax benefits of stock option transactions         --          23,260          --           --           --          23,260
         Cumulative translation adjustment                 --            --            --           --          2,672         2,672
         Unrealized gain on investments, net               --            --            --          1,241         --           1,241
         Net income                                        --            --         104,811         --           --         104,811
Balances at June 30, 1995                                80,392       406,810       240,676        1,241        3,495       652,222

         Net issuance under employee stock plans          1,604        15,298          --           --           --          15,298
         Repurchase of common stock                        (250)       (5,456)         --           --           --          (5,456)
         Tax benefits of stock option transactions         --           9,778          --           --           --           9,778
         Cumulative translation adjustment                 --            --            --           --         (5,439)       (5,439)
         Unrealized gain on investments, net               --            --            --          7,962         --           7,962
         Net income                                        --            --         196,634         --           --         196,634
Balances at June 30, 1996                                81,746       426,430       437,310        9,203       (1,944)      870,999

         Net issuance under employee stock plans          2,013        22,235          --           --           --          22,235
         Tax benefits of stock option transactions         --           9,643          --           --           --           9,643
         Cumulative translation adjustment                 --            --            --           --         (2,048)       (2,048)
         Unrealized gain on investments, net               --            --            --          8,388         --           8,388
         Net income                                        --            --         105,396         --           --         105,396
Balances at June 30, 1997                                83,759   $   458,308   $   542,706  $    17,591  $    (3,992)  $ 1,014,613




See accompanying notes to consolidated financial statements.

KLA-TENCOR CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                   Year ended June 30,
                                                                             1995        1996        1997
                                                                          ---------   ---------   ---------
In thousands
Cash flows from operating activities:
         Net income                                                       $ 104,811   $ 196,634   $ 105,396
         Adjustments to reconcile net income to net
             cash provided by (used in) operating activities:
                 Depreciation and amortization                               15,014      24,967      52,340
                 Write-off of acquired in-process technology                 16,154        --          --
                 Deferred income taxes                                      (14,140)    (19,611)    (19,226)
                 Changes in assets and liabilities:
                          Accounts receivable, net                         (110,691)    (96,586)     34,859
                           Inventories                                      (37,311)    (86,538)     21,307
                           Other assets                                     (18,696)      3,815     (11,817)
                           Accounts payable                                  10,318      15,921      (3,580)
                           Accrued compensation                               6,055       9,669      11,669
                           Other accrued expenses                            31,878      47,669      30,084
                           Income taxes payable                              14,196      15,329      15,300
                               Net cash provided by operating activities     17,588     111,269     236,332
Cash flows from investing activities:
         Purchase of property and equipment                                 (29,970)    (64,589)    (56,793)
         Purchases of available for sale securities                        (429,519)   (509,262)   (997,283)
         Proceeds from available for sale securities                        211,326     484,060     870,391
         Long-term equity investment                                        (14,182)       --          --
                               Net cash used in investing activities       (262,345)    (89,791)   (183,685)
Cash flows from financing activities:
         Issuance of common stock, net                                       41,146      25,076      31,878
         Proceeds from equity offerings, net                                195,019        --          --
         Stock repurchases                                                     --        (5,456)       --
         Payments under debt obligations                                     (1,921)    (39,277)    (42,490)
         Borrowings under debt obligations                                    2,978      45,177      35,738
                               Net cash provided by financing activities    237,222      25,520      25,126
Effect of exchange rate changes on cash and cash equivalents                 (1,163)      2,586        (252)
Net increase in cash and cash equivalents                                    (8,698)     49,584      77,521
Cash and cash equivalents at beginning of period                            160,818     152,120     201,704
Cash and cash equivalents at end of period                                $ 152,120   $ 201,704   $ 279,225


Supplemental cash flow disclosures:
         Income taxes paid                                                $  53,592   $ 108,196   $  68,430
         Interest paid                                                    $   2,594   $   2,103   $   1,551



See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - BUSINESS COMBINATION AND BASIS OF PRESENTATION

Effective April 30, 1997 following the approval by stockholders, Tencor Instruments (Tencor) merged into a wholly-owned subsidiary of KLA Instruments
(KLA) using the pooling-of-interests method of accounting. Each outstanding share of Tencor common stock was exchanged for one share of KLA common stock and the Company changed its name to KLA-Tencor Corporation (the Company). A total of 31.9 million shares of common stock were issued. All financial data of the Company included herein reflects the combination of the historical financial information of both KLA and Tencor. The Consolidated Financial Statements and other financial information presented as of June 30, 1996 and 1997 and for the three years then ended, reflects the combination of KLA's and Tencor's operations for those periods.

The following table shows revenues and net income of the separate companies through the periods preceding the business combination:

                                              Year ended June 30,
                                     1995              1996              1997
                                  ----------        ----------        ----------
In thousands
Revenues:
KLA                               $  442,416        $  694,867        $  473,586
Tencor                               253,534           399,625           282,055
KLA-Tencor                              --                --             276,183
Combined                          $  695,950        $1,094,492        $1,031,824


Net income:
KLA                               $   58,618        $  120,884        $   69,012
Tencor                                46,193            75,750            35,782
KLA-Tencor                              --                --                 602
Combined                          $  104,811        $  196,634        $  105,396


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. The Company has several foreign subsidiaries. The functional currencies of the Company's significant foreign subsidiaries are the local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current exchange rates, and revenues and expenses are translated to U.S. dollars using weighted average exchange rates in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly into a separate component of stockholders' equity under the caption "cumulative translation adjustment." Foreign currency transaction gains and losses have not been significant.

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

Cash Equivalents and Investments
Cash equivalents consist of highly liquid investments that are valued at amortized cost, which approximates market value, and have original maturity dates of three months or less from the date of acquisition. Investments in debt and equity securities are classified as "available-for-sale" and have maturities greater than three months from the date of acquisition. The Company has classified all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes, until realized.

Revenue Recognition
The Company recognizes revenue when the product has been shipped and collection of the resulting receivable is probable. A provision for the estimated costs of fulfilling warranty and installation obligations is recorded at the time the related revenue is recognized. Service and maintenance contract revenues are deferred and recognized ratably over the period of the related contract.

Inventories
Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Demonstration units are stated at their manufacturing costs and reserves are recorded to state the demonstration units at their net realizable value.

Property and Equipment
Property and equipment are recorded at cost. Depreciation of property and equipment is based on the straight-line method over the estimated useful lives of the assets, which are 30 years for buildings, ten years for building improvements, five to seven years for furniture and fixtures, and three to five years for machinery and equipment. The life of the lease or the useful life, whichever is shorter, is used for the amortization of leasehold improvements.

Concentration of Credit Risk
Financial instruments which potentially subject the Company to credit risk consist principally of investments, accounts receivable and financial instruments used in hedging activities.

Investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. Generally, these securities are highly liquid and may be redeemed upon demand and, therefore, bear minimal risk. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer. The Company has not experienced any material losses on its investments.

A majority of the Company's trade receivables are derived from sales to large multinational semiconductor manufacturers. Concentration of credit risk with respect to trade receivables is considered to be limited due to its customer base and the diversity of its geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition. The Company maintains a provision for potential credit losses based upon expected collectibility of all accounts receivable. The write-off of uncollectible amounts other than the receivable from a Thailand company (see Note 5) has been insignificant.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts used in hedging activities. The Company does not anticipate nonperformance by these counterparties.

Foreign Currency
The Company does not use derivative financial instruments for speculative or trading purposes. The Company enters into foreign currency forward exchange contracts to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and purchase transactions. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount and maturity. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the exposures hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized gains and losses on forward exchange contracts are included in other income, net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated receivable and payable balances. The cash flows related to gains and losses on these contracts are classified in the same category as the hedged transactions in the Consolidated Statements of Cash Flows.


At June 30, 1997, the Company had forward exchange contracts maturing throughout fiscal 1998 and early fiscal 1999 to sell and purchase approximately $225.3 million and $9.6 million, respectively, in foreign currency, primarily Japanese yen. At June 30, 1996, the Company had forward contracts maturing throughout fiscal 1997 to sell and purchase approximately $161.6 million and $5.3 million, respectively, in foreign currency, primarily Japanese yen. Of these forward exchange contracts, approximately $83.0 million and $1.0 million of contracts hedge foreign currency assets and liabilities, respectively, carried on the balance sheet as of June 30, 1997, and consequently the financial statements reflect the fair market value of the contracts and their underlying transactions. Approximately $142.3 million and $8.6 million of the contracts hedge firm commitments for future sales and purchases, respectively, denominated in foreign currency. The fair market value of these contracts on June 30, 1997, based upon prevailing market rates on that date, was approximately $142.5 million and $8.3 million, respectively. As of June 30, 1997, and based on prevailing market rates on that date, the unrealized loss on each set of contracts was approximately $0.3 million.

Fair Value of Disclosures of Financial Instruments

The Company has evaluated the estimated fair value of financial instruments using available market information and valuation methodologies. The amounts reported as cash and cash equivalents, investments and bank borrowings reasonably estimate their fair value.

Net Income Per Share
Net income per share is computed using the weighted average number of common and common equivalent shares (weighted average shares) outstanding during the period, which includes net shares issuable upon the exercise of stock options, when dilutive.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." The Statement redefines earnings per share under generally accepted accounting principles, and is effective for the Company's quarter ending December 31, 1997. Under the new standard, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share. If the Company had adopted this Statement for the year ended June 30, 1997, the Company's earnings per share for the years ended June 30, 1997, 1996 and 1995 would have been as follows:

                                     1995          1996         1997
                                   --------      --------      --------
Earnings per share:
         Basic                     $   1.40      $   2.42      $   1.29
         Diluted                   $   1.34      $   2.34      $   1.24

Reclassifications
Certain amounts in fiscal years prior to 1997 have been reclassified to conform to the 1997 financial statement presentation.

Stock-Based Compensation Plans
The Company accounts for its stock option plans and employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." The Company's policy is to grant options at the fair market value on the date of grant. Accordingly no compensation expense has been recorded. In 1995, the Financial Accounting Standards Board released SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 requiring additional disclosure effective for fiscal years beginning after December 15, 1995. The Company continues to account for its employee stock plans in accordance with APB 25 and provides the additional disclosure required by SFAS 123. Accordingly, SFAS 123 did not have any impact on the Company's financial position or results of operations. See Note 8 of Notes to Consolidated Financial Statements.

Recent Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is required to be adopted in the Company's fiscal year ending June 30, 1999.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is required to be adopted in the Company's fiscal year ending June 30, 1999.





NOTE 3 - BALANCE SHEET COMPONENTS

                                                                 June 30,
                                                           1996            1997
                                                          ------          ------
In thousands
Inventories:
         Customer service parts                         $ 26,078        $ 31,387
         Raw materials                                    54,602          36,829
         Work-in-process                                  64,532          71,998
         Demonstration equipment                          47,349          20,580
         Finished goods                                    5,242          13,840
                                                        $197,803        $174,634

Property and equipment:
         Land                                           $  10,502     $  10,502
         Buildings and improvements                        30,353        11,053
         Machinery and equipment                           99,307       129,869
         Office furniture and fixtures                     15,622        17,849
         Leasehold improvements                            21,301        38,805
                                                          177,085       208,078
         Less: accumulated depreciation
         and amortization                                 (72,248)      (90,483)
                                                        $ 104,837     $ 117,595


Other current liabilities:
         Warranty, installation and retrofit            $  44,021     $  50,569
         Compensation and benefits                         65,286        76,955
         Income taxes payable                              45,288        62,784
         Other accrued expenses                            43,074        68,175
                                                        $ 197,669     $ 258,483



NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company has an agreement with a bank to sell, with recourse, certain of its trade receivables. The total amount of the facility is the yen equivalent of approximately $106 million based upon exchange rates as of June 30, 1997. The Company has accounted for the sale of certain of these receivables as an off-balance sheet financing arrangement. During fiscal 1997, a total of the yen equivalent of approximately $138 million of receivables were sold under this arrangement. As of June 30, 1997, the yen equivalent of $50 million remains uncollected. The Company does not believe it is materially at risk for any losses as a result of this agreement.

The Company has entered into various operating leases for land, office and manufacturing facilities constructed for its use in Milpitas and San Jose, California. Monthly rent payments under these leases vary based upon the London Interbank Offering Rate (LIBOR). Under certain of these leases the Company's obligation has been collateralized at the Company's option in order to reduce the monthly payments. The leases for the Milpitas and San Jose facilities provide the Company with the option at the end of each lease of either acquiring the properties at their original cost or arranging for the properties to be acquired. If the Company does not purchase the properties at the end of the leases, the Company will be contingently liable to the lessor for residual value guarantees aggregating $103 million. In addition, under the terms of the leases, the Company must maintain compliance with certain financial covenants. As of June 30, 1997, the Company was in compliance with all of its covenants. Management believes that the contingent liability relating to the residual value guarantees does not currently have a material adverse effect on the Company's financial position or results of operations.

The Company leases several other facilities under operating leases that expire at various times through fiscal 2012, with renewal options at the fair market value for additional periods up to five years. The Company also leases equipment and other facilities under operating leases.

Total rent expense under all operating leases was $14.9 million, $10.3 million and $6.4 million for the years ended June 30, 1997, 1996 and 1995, respectively.

Future minimum lease commitments under these operating leases at June 30, 1997 (which include estimated lease payments for the Company's Milpitas and San Jose, California facilities using a LIBOR of approximately 6% and total construction costs of $126 million), are $68 million, representing $13.7 million, $12.7 million, $11.2 million, $9.3 million, $6.6 million and $13.5 million in fiscal 1998 through 2002 and thereafter, respectively.



NOTE  5  - MERGER, RESTRUCTURING AND OTHER CHARGES

The Company recorded charges totaling $60.6 million for merger, restructuring and other non-recurring events that occurred during the year ended June 30, 1997.

During the quarter ended June 30, 1997, the Company recorded a pre-tax charge of $52.1 million for merger, restructuring and other costs. This charge consisted of merger and restructuring costs of $46.0 million as a result of the business combination of KLA and Tencor, which was effective on April 30, 1997. This charge included direct merger costs of $19.4 million, which consisted of professional fees and other transaction costs associated with the merger, $4.2 million for severance related costs, $13.5 million for non-cash write-offs of certain redundant property, equipment and other assets, $2.6 million for the elimination and/or relocation of duplicate sales and service facilities worldwide and $6.3 million of other costs, primarily fees for merger-related consulting services providing no expected future benefit to the Company. In addition, the Company incurred a pre-tax charge of $6.1 million as a result of the write-off of a bad debt for shipments made to a Thailand company in fiscal 1997. Of the $52.1 million total merger, restructuring and other costs recorded during the quarter ended June 30, 1997, approximately $30 million was used as of June 30, 1997, with the remaining balance of $22 million expected to be utilized during the next twelve months.

During the quarter ended September 30, 1996, the Company recorded a charge for restructuring costs of $8.5 million. This charge consisted of $2.0 million in employee severance and related costs and $6.5 million in lease exit costs associated with the abandonment of certain of the Company's leased facilities. During the quarter ended March 31, 1997, the Company completed occupation of its new facility in Milpitas, California. Of the $8.5 million total restructuring costs, approximately $2.1 million remained as of June 30, 1997, and is expected to be utilized during the next three months.

NOTE 6 - INVESTMENTS

The amortized cost and estimated fair value of securities available for sale as of June 30, 1996 and 1997, are as follows (in thousands):

                                 Gross        Gross         Gross     Estimated
                               Amortized    Unrealized   Unrealized      Fair
                                  Cost        Gains        Losses        Value
                               ---------    ----------   ----------   ---------
June 30, 1996
U.S. Treasuries                $  36,375    $      97    $     319    $  36,153
Municipal bonds                  184,081          549          318      184,312
Corporate debt
  securities                      32,654           50          320       32,384
Other                            190,299       17,302          547      207,054
                                 443,409       17,998        1,504      459,903

Less:
Cash equivalents                (194,373)         (50)      (1,291)    (193,132)
Short-term investments          (108,435)         (56)        (200)    (108,291)
Long-term investments          $ 140,601    $  17,892    $      13    $ 158,480



June 30, 1997

U.S. Treasuries                $  70,777    $     236    $     373    $  70,640
Municipal bonds                  273,391        1,010          494      273,907
Corporate debt
  securities                      26,120           63          228       25,955
Other                            245,178       28,111           26      273,263
                                 615,466       29,420        1,121      643,765

Less:
Cash equivalents                (235,622)        (135)         (16)    (235,741)
Short-term investments           (42,159)     (28,517)      (1,070)     (69,606)
Long-term investments          $ 337,685    $     768    $      35    $ 338,418



The contractual maturities of securities classified as available for sale as of June 30, 1997, regardless of the consolidated balance sheet classification, are as follows (in thousands):

                                                                      Estimated
                                                                      Fair Value
                                                                      ----------
Due within one year                                                     $264,342
Due after one year through five years                                    191,237
Due after five years                                                     188,186
                                                                        $643,765

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The realized gains and losses for the years ended June 30, 1997 and 1996, were not material to the Company's financial position or results of operations.




NOTE 7 - INCOME TAXES

Year ended June 30,                                             1995      1996      1997
                                                              --------  --------  --------
In thousands
The components of income before income taxes are as follows:
         Domestic income before
                 income taxes                                 $144,117  $290,199  $152,778
         Foreign income before
                 income taxes                                   22,909    23,901    21,201
                                                              $167,026  $314,100  $173,979


The provision (benefit) for income taxes is comprised of the following:

         Current:
                 Federal                    $  63,250    $ 109,420    $  66,439
                 State                         10,258       18,193       10,603
                 Foreign                        6,788        9,557        8,808
                                               80,296      137,170       85,850
         Deferred:
                 Federal                      (17,291)     (19,162)     (15,238)
                 State                         (1,791)      (1,787)      (1,766)
                 Foreign                        1,001        1,245         (263)
                                              (18,081)     (19,704)     (17,267)
         Provision for income taxes         $  62,215    $ 117,466    $  68,583


Actual current tax liabilities are lower than reflected above for 1995, 1996 and 1997 by $23.3, $9.8 and $9.6 million, respectively, due to the stock option deduction benefits recorded as credits to capital in excess of par value.

The significant components of deferred income tax assets (liabilities) are as follows:

Deferred tax assets:
         Federal and state loss and
                 credit carryforwards                     $  3,034     $  2,820
         State tax                                           1,765          597
         Nondeductible reserves and other                   51,579       73,767
                                                            56,378       77,184

Deferred tax liabilities:
         Depreciation                                       (1,870)      (4,105)
         Unremitted earnings of foreign
                 subsidiaries                              (10,634)     (11,239)
         Unrealized (gain) loss on investments                  83      (11,036)
         Other                                              (2,097)      (2,713)
                                                           (14,518)     (29,093)

Valuation allowance                                         (4,576)      (4,576)

Net deferred tax assets                                   $ 37,284     $ 43,515

The reconciliation of the United States federal statutory income tax rate to the Company's effective income tax rate is as follows:

                                                      1995       1996       1997
                                                      ----       ----       ----

         Federal statutory rate                       35.0%      35.0%      35.0%
         State income taxes, net
                 of federal benefit                    3.6        3.5        3.3
         Effect of foreign operations
                 taxed at various rates                0.9        0.4        0.7
         Benefit from foreign sales
                 corporation                          (2.8)      (2.9)      (3.3)
         Realized deferred tax assets
                 previously reserved                  (1.4)      (0.4)        --
         Merger related costs                          0.4         --        4.5
         Other                                         1.5        1.7       (0.8)

                                                      37.2%      37.3%      39.4%


Undistributed earnings of certain of the Company's foreign subsidiaries, for which no U.S. federal income taxes have been provided, aggregated approximately $11.2 million at June 30, 1997. The amount of the unrecognized deferred tax expense related to the investments in foreign subsidiaries is estimated at approximately $4.0 million at June 30,1997.

The IRS is currently auditing the Company's federal income tax returns for fiscal 1985 to 1992 and 1995 to 1996. The Company received a notice of proposed tax deficiency for the years 1985 through 1992 and filed a tax protest letter with the IRS on June 10, 1996 in response to that IRS notice. Final proposed adjustments have not been received for these years. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.



NOTE 8 - STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFITS

In March 1989, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. The plan provides that if any person or group acquires 15% or more of the Company's Common Stock, each right not owned by such person or group will entitle its holder to purchase, at the then-current exercise price, shares of the Company's Common Stock which have a value of twice that exercise price. The rights are redeemable by the Company and expire in April 2006.

Stock Option and Incentive Plans. The Company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for grants in the form of stock options, stock appreciation rights, stock purchase rights, and performance shares. As of June 30, 1997, only stock options have been granted under the plans.

In calendar 1996, the Company offered employees the right to reprice certain stock options issued to employees during the period from August 1994 through August 1996. The repricing was done in the form of an exchange, whereby eligible optionees could cancel their current options in exchange for new options with exercise prices at the fair market value on the date of grant.

The activity under the option plans, combined, was as follows:

                                                           Weighted-
                                         Available          Options        Average
                                         For Grant        Outstanding   Exercise Price
                                         ----------       -----------   --------------
Balances at June 30, 1994                 2,062,457        6,985,033      $    4.57
Additional shares reserved                4,000,000             --          --
Options granted                          (3,753,693)       3,753,693          19.68
Options canceled                            429,850         (477,628)          8.24
Options exercised                              --         (2,523,668)          3.72
Balances at June 30, 1995                 2,738,614        7,737,430          11.82
Additional shares reserved                3,700,000             --          --
Options granted                          (3,283,370)       3,283,370          30.62
Options canceled                          1,240,116       (1,253,098)         32.03
Options exercised                              --           (906,797)          5.40
Balances at June 30, 1996                 4,395,360        8,860,905          16.70
Additional shares reserved                1,600,000             --          --
Options granted                          (4,479,879)       4,479,879          30.15
Options canceled                            610,357       (1,992,129)         31.22
Options exercised                              --         (1,087,689)          8.20

Balances at June 30, 1997                 2,125,838       10,260,966      $   20.65


The options outstanding and exercisable at June 30, 1997 have been segregated into ranges for additional disclosure as follows:

                               Options Outstanding                          Options Vested and Exercisable
                               -------------------                    ----------------------------------------
                                      Number       Weighted-Average   Weighted - Number Vested       Weighted-
Range of                           Outstanding       Remaining         Average  and Exercisable       Average
Exercise Prices at 06/30/97     Contractual Life   Exercise Price    at 06/30/97    Exercise           Price
---------------------------     ----------------   --------------    --------------------------      ---------
$1.45  - $ 3.75                    1,415,825            3.98            $ 3.46      1,295,526        $  3.51
$4.13  - $ 9.63                      742,599            5.99            $ 6.08        661,801        $  6.07
$10.13 - $17.63                    1,511,118            8.25            $16.01      1,476,570        $ 16.07
$17.75 - $21.63                    3,581,439            8.17            $19.58        943,459        $ 18.98
$21.88 - $30.06                    1,038,634            8.78            $23.52        156,484        $ 24.78
$33.81 - $46.56                    1,971,351            9.71            $42.49         59,123        $ 39.24

  $1.45 - $46.56                  10,260,966            7.80            $20.65      4,592,963        $ 12.28

The weighted average fair value of options granted in 1997 and 1996 as defined by SFAS 123 is $14.61 and $14.56, respectively.

Employee Stock Purchase Plan The Company's employee stock purchase plan provides that eligible employees may contribute up to 10% of their earnings toward the purchase of the Company's Common Stock twice a year. The employee's purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plan. In 1997, 1996 and 1995, 925,311, 697,203 and 322,332 shares, respectively, had been purchased by employees. At June 30, 1997, 1,001,044 shares were reserved and available for issuance under this plan.

Pro Forma Net Income and Earnings Per Share. Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted subsequent to June 30, 1995, under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

                                                              1996        1997
                                                              ----        ----
Stock option plan:
         Expected stock price volatility                     50.0%       50.0%
         Risk free interest rate                              6.4%        6.2%
         Expected life of options (years)                     5.4         5.4
Stock purchase plan:
         Expected stock price volatility                     50.0%       50.0%
         Risk free interest rate                              5.7%        5.6%
         Expected life of options (years)                     1-2         1-2


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the options granted pursuant to the Company's employee stock option and purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options.


For purposes of pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information for the years ended June 30, 1996 and 1997 follows (in thousands except for earnings per share information):

                                                     1996                1997
                                                 -----------         -----------
Net income:
         Historical                              $   196,634         $   105,396
         Pro forma                               $   189,331         $    89,608
Earnings per share:
         Historical                              $      2.34         $      1.24
         Pro forma                               $      2.27         $      1.07

The pro forma effect on net income and earnings per share for fiscal 1997 and fiscal 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

Other Employee Benefit Plans. The Company has a profit sharing program for eligible employees which distributes, on a quarterly basis, a percentage of pretax profits. In addition, the Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. During 1997, the Company matched dollar-for-dollar up to $1,500 of an eligible employee's contribution. The total charge to operations under the profit sharing and 401(k) plans aggregated approximately $23.9 million, $32.0 million and $20.5 million in 1997, 1996 and 1995, respectively.

The Company has a non-qualified deferred compensation plan whereby certain key executives may defer a portion of their salary and bonus. Participants direct the investment of their account balances among mutual funds selected by the participants. Distributions commence following a participant's retirement or termination of employment. At June 30, 1997, the Company had a deferred compensation liability under the plan of $15.3 million.



NOTE 9 -  INDUSTRY AND GEOGRAPHIC INFORMATION

No single customer accounted for more than 10% of net revenues in 1997, 1996 and 1995. International sales accounted for 65%, 66% and 65% of the Company's revenues in 1997, 1996 and 1995, respectively. The Company designs, manufactures, markets and services wafer defect inspection systems, reticle inspection systems, thin film measurement and metrology systems used primarily in the manufacture of integrated circuits by the semiconductor industry.

The following is a summary of the Company's geographic operations:

Year ended June 30,                             1995          1996          1997
                                            -----------   -----------   -----------
In thousands
Sales to unaffiliated customers:
         United States                       $  245,666   $   375,639   $   364,162
         International:
                 Western Europe                  83,077       141,062       116,461
                 Japan                          217,488       352,080       257,382
                 Asia Pacific                   141,469       222,957       272,966
                 ROW                              8,250         2,754        20,853
                        Total                   695,950     1,094,492     1,031,824

Intercompany sales among geographic areas:
                 United States                   60,861        90,561         5,548
                 Western Europe                  32,157        54,059        85,075
                 Japan                           28,225        81,494       124,998
                 Asia Pacific                    10,225        18,627         6,337
                 Consolidation eliminations    (131,468)     (244,741)     (221,958)
                        Total                $  695,950   $ 1,094,492   $ 1,031,824


Operating results:
                 United States               $   53,037   $    75,597   $    40,802
                 Western Europe                  25,980        54,436        39,344
                 Japan                           68,595       124,100        68,835
                 Asia Pacific                    53,337        67,085        62,685
                 General corporate              200,949       321,218       211,666

                     expenses                (44,340)      (24,952)      (65,834)
Income from operations                   $   156,609   $   296,266   $   145,832

Identifiable assets:
                 United States           $   250,026   $   423,560   $   822,067
                 Western Europe               43,007        51,045        49,417
                 Japan                       113,565       124,839       100,311
                 Asia Pacific                 46,377        81,724        22,680
                 General corporate
                     assets                  397,431       476,751       348,832
                           Total assets  $   850,406   $ 1,157,919   $ 1,343,307


Intercompany sales among the Company's geographic areas are recorded on the basis of intercompany prices established by the Company. At June 30, 1997, 1996 and 1995, total foreign liabilities (excluding intercompany balances) were $85 million, $76 million and $54 million, respectively. For fiscal years 1997, 1996 and 1995, foreign capital expenditures and depreciation expense were $4 million, $7 million and $3 million and $2 million, $1 million and $1, respectively.


NOTE 10 - CERTAIN TRANSACTIONS

Uniphase In November 1995, the Company entered into agreements with Uniphase Corporation (Uniphase) to license certain technology, provide partial funding for research and development and purchase 665,568 shares of Uniphase's common stock (adjusted to reflect a two-for-one stock split in June 1996). Under these agreements, the Company became the exclusive OEM reseller of Uniphase's laser imaging defect review station and automatic defect classification (ADC) software. The Company recorded the license as acquired product technology and is amortizing the cost over its estimated useful life of three years. The research and development funding is charged to research and development expense over the term of the funding agreement. The Company has recorded the purchase of Uniphase common stock as a short-term marketable equity investment at its fair value at the time of the purchase. Included under the caption "Accumulated unrealized gain on investments, net" is $17.7 million related to the increase in fair market value of the Company's investment in Uniphase common stock as of June 30, 1997.

Metrologix
In December 1994, the Company acquired Metrologix Inc., a manufacturer of advanced electron beam measurement equipment. The acquisition was accounted for as a purchase. A significant portion of the acquisition cost was allocated to acquired in-process technology that was written off at the time of the acquisition, because further substantial research and development investment was necessary to complete the new product development then underway. This resulted in a pre-tax charge of $25.2 million.

NOTE 11 - QUARTERLY CONSOLIDATED
RESULTS OF OPERATIONS (UNAUDITED)

                            Sept. 30        Dec. 31       March 31     June 30
                            --------        --------     --------     --------
In thousands, except per share amounts
1997:
         Revenues           $261,140        $242,155     $252,346     $276,183
         Gross profit        145,776         127,281      135,241      151,616
         Income from
             operations       46,165(1)       47,750       49,000        2,917(2)
         Net income           33,580(1)       34,219       36,995          602(2)
         Net income
             per share      $   0.40(1)     $   0.40     $   0.43     $   0.01(2)

1996:
         Revenues           $237,079        $261,672     $293,777     $301,964
         Gross profit        137,906         150,784      167,715      168,406
         Income from
             operations       68,078          72,765       79,051       76,372
         Net income           45,500          48,614       52,068       50,452
         Net income
             per share      $   0.54        $   0.58     $   0.62     $   0.61


(1) Includes restructuring costs of $8.5 million. Net income and net income per share would have been $39.0 million and $0.46, respectively, excluding these costs.

(2) Includes merger, restructuring and other costs of $52.1 million.  Net
income and net income per   share would have been $42 million and $0.48,
respectively, excluding these costs.





QUARTERLY COMMON STOCK MARKET PRICE:

1997 Quarter ended           Sept. 30       Dec. 31    March 31        June 30
                             --------       -------    --------        -------
High                          24 3/4         40 3/4      49 3/4         53 1/8

Low                           14 3/4         17 5/8      25 1/2         35 1/2


1996 Quarter ended           Sept. 30       Dec. 31     March 31        June 30
                             --------       -------     --------        -------
High                          47 1/8         46 3/4      35 1/4         31 1/4

Low                           38 1/2         24 3/4      16 1/2         17 1/4


The preceding table sets forth the high and low closing prices as reported on the Nasdaq National Market System during the last two years. As of September 2, 1997, there were approximately 1,833 stockholders of record of the Company's Common Stock. The price for the Company's Common Stock as of the close of business on September 2, 1997 was $71.38 per share. The Company has never paid cash dividends to its stockholders. The Company does not plan to pay cash dividends in the foreseeable future.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of KLA-Tencor Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of KLA-Tencor Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PRICE WATERHOUSE LLP
San Jose, California
July 28, 1997