Form 10-K, Exhibit 13
period 1998-06-30
KLA TENCOR CORP
filed 1998-09-28
CIK 319201

                                                                    Exhibit 13.1

                              FINANCIAL HIGHLIGHTS

                       In thousands, except per share data


Year ended June 30,                          1994           1995           1996           1997           1998
                                          ----------     ----------     ----------     ----------     ----------
OPERATIONS:
Revenues                                  $  376,454     $  695,950     $1,094,492     $1,031,824     $1,166,325
Income from operations                    $   55,784     $  156,609     $  296,266     $  145,832     $  164,631
Net income                                $   40,443     $  104,811     $  196,634     $  105,396     $  134,096
Basic income per share                    $     0.61     $     1.40     $     2.42     $     1.29     $     1.58
Diluted income per share                  $     0.59     $     1.34     $     2.34     $     1.24     $     1.52
Net income excluding other charges(1)     $   40,443     $  120,965     $  196,634     $  151,272     $  155,574
Diluted income per share
    excluding other charges(1)            $     0.59     $     1.54     $     2.34     $     1.78     $     1.76

YEAR END STATUS:
Cash, cash equivalents and
marketable securities                     $  174,305     $  385,040     $  468,475     $  687,249     $  723,481
Working capital                           $  277,791     $  452,350     $  591,397     $  531,313     $  605,688
Total assets                              $  430,453     $  850,406     $1,157,919     $1,343,307     $1,548,397
Stockholders equity                       $  307,334     $  652,222     $  870,999     $1,014,613     $1,197,714

(1) Excludes non-recurring acquisition, merger and restructuring charges of $16 million, $61 million and $22 million in 1995, 1997 and 1998, respectively.

                                KLA - TENCOR 1998


                      MANAGEMENT'S DISCUSSION & ANALYSIS of
                  FINANCIAL CONDITION & RESULTS of OPERATIONS


RESULTS OF OPERATIONS. Fiscal 1998 was the third consecutive year the Company achieved revenues in excess of $1 billion. The year began with continued recovery of the orders and shipments of process control and yield management equipment over the previous year as many semiconductor manufacturers expanded and upgraded existing facilities. However, in the last half of fiscal 1998, revenue growth and operations were impacted sharply by a downturn in the semiconductor industry driven by overcapacity and pricing pressures in the DRAM market as well as weakness in Japan and Asia Pacific economies. These conditions were evidenced by a shift in the Company's percent of revenues from Asia Pacific to the United States and Western Europe. The first half of fiscal 1998 showed marked improvements in sales in the Yield Management Solutions Group and growth in the Company's market share of the Metrology business. While these trends have continued throughout the year, results declined, primarily in the Wafer Inspection Group, since new fab construction was delayed or stopped as semiconductor manufacturers reassessed their capital spending and expansion plans in light of the deteriorating market conditions.

Despite the market fluctuations, the financial position of the Company has remained strong. In response to the decline in revenue growth and new order levels, broad measures have been implemented to reduce costs and control spending. However, the Company has continued its new product development by investment in leading edge technologies and by strategic acquisitions. These investments have and are expected to continue to position the Company's extensive productline to address the critical initiatives that are key to its customers, including the acceleration of technology to sub-quarter micron and 300 millimeter wafers. During this most recent downturn in the business cycle, yield management and yield enhancement are more critical than ever before as semiconductor companies strive to maintain effective low cost manufacturing environments with reduced capital budgets.

REVENUES AND GROSS MARGINS. Revenues increased $135 million, or 13%, in 1998 versus 1997 primarily due to increased volumes of the Company's data analysis systems sales including Automatic Defect Classification, review systems and increased market penetration by the CD SEM model 8100. In addition, increases were realized in Field Service revenue. These increases offset declines in the Wafer Inspection Group's revenues during the last half of fiscal 1998. Overall revenue declines in the second half of fiscal 1998 were driven by reduced spending capital, particularly in the Asia Pacific region. Revenues in 1997 when compared to 1996 declined approximately 6% due to excess capacity and lower prices in the DRAM market which slowed semiconductor equipment purchases.

Gross margin decreased to 52.4% in 1998 from 54.3% in 1997 and 57.1% in 1996. The decrease during the last two years was primarily due to increased infrastructure costs of the Company's Customer Service Group and higher warranty and installation costs related to new product introductions.

RESEARCH AND DEVELOPMENT. Net research and development (R&D) expenses were $182 million, $134 million and $116 million, or 15.6%, 13.0% and 10.6% of revenues in 1998, 1997 and 1996, respectively. The increase in dollars in 1998 compared to 1997, and in 1997 compared to 1996, is primarily attributable to increases in headcount and project material costs associated with the Company's ongoing efforts to develop products which address new market segments and enhancements to existing products including next generation 300mm products and inspection enhancements for sub-quarter micron technology.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative (SG&A) expenses were $242 million, $219 million and $213 million, or 20.8%, 21.3% and 19.4% of revenues, in 1998, 1997 and 1996, respectively. The increase in dollars in 1998 compared to 1997 can be attributed primarily to strengthening of the worldwide sales and applications infrastructure organization. The increase in dollars in 1997 compared to 1996 can be attributed primarily to increases in expenses resulting from the significant efforts involved with enhancements to the Company's information systems infrastructure.

NON-RECURRING ACQUISITION, RESTRUCTURING AND OTHER CHARGES. During fiscal 1998, the Company acquired complementary businesses and technologies including Nanopro GmbH, Groff Associates (dba VARS) and DeviceWare Inc. which were recorded under the purchase method of accounting. These companies were acquired for an aggregate amount of approximately $21 million consisting primarily of in-process technology. Additionally, the Company acquired Amray, Inc. (Amray), which was recorded under the pooling-of-interests method of accounting. The Company incurred approximately $2 million in professional fees related to this acquisition which have been included in "non-recurring acquisition, restructuring and other charges". Amray's historical operations, net assets, and cash flows were not material to the Company's consolidated financial results prior to the acquisition. Excluding the non-recurring charges, the Company's results of operations were not materially affected by these acquisitions.

During fiscal 1997, the Company recorded charges totaling $61 million for merger, restructuring and other non-recurring events. Of this amount approximately $46 million was the result of the merger between KLA Instruments and Tencor Instruments on April 30, 1997, $6 million was a result of the write-off of a Tencor bad debt and $9 million was additional restructuring charges primarily related to lease exit costs incurred by Tencor Instruments prior to the merger. The remaining balance of approximately $5 million will be used in the first half of fiscal 1999.

INTEREST INCOME AND OTHER, NET. Interest income and other, net is comprised primarily of income recognized upon settlement of certain foreign currency contracts and interest income earned on the Company's investment and cash portfolio. The increase over the last two years has been attributable to income recognized upon settlement of certain foreign currency contracts and interest resulting from higher average investment balances.

PROVISION FOR INCOME TAXES. The provision for income taxes on the Company's pretax income was 35%, 39.4% and 37.3% in fiscal 1998, 1997 and 1996, respectively. The Company's effective tax rate decreased to 32% in 1998 excluding the effect of non-recurring acquisition costs from 34.9% in 1997 prior to restructuring and merger costs. This decline results primarily from realization of tax attributes related to a prior acquisition, relatively fewer non-deductible merger and acquisition related costs and a relative reduction in state and foreign taxes.

LIQUIDITY AND CAPITAL RESOURCES. Working capital grew to $606 million in 1998 compared to $531 million in 1997. Major components of working capital and liquidity continue to be the Company's $308 million in cash, cash equivalents and short-term investments. In addition, the Company maintains $415 million in marketable securities classified as long-term as of June 30, 1998. Cash flow from operations was approximately $50 million in 1998, compared to operating cash flow of approximately $236 million in 1997. The change in cash flow from operations in 1998 compared to 1997 is primarily due to increases in inventory and accounts receivable.

Capital expenditures for each of the fiscal years 1998, 1997 and 1996 approximated $60 million and consisted primarily of computers and manufacturing equipment. The Company believes that the existing cash balances and short-term investments, along with cash generated from operations, will be sufficient to meet the Company's working capital requirements through fiscal year 1999.

YEAR 2000 COMPLIANCE. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company believes that the majority of its products and systems are Year 2000 ready or will be brought to a state of readiness prior to the year 2000. However, complete testing is not feasible and hidden problems may remain. In addition, the Company utilizes third-party equipment and software that may not be Year 2000 compliant although these too are under evaluation and planning for Year 2000 readiness. Failure of the companies products or third-party equipment or software to operate properly with regard to the Year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on the Company's business and operating results. Furthermore, the purchasing patterns of customers or potential customers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products and services such as those offered by the Company, which could have a material adverse effect on the Company's business and operating results.

OTHER FACTORS AFFECTING COMPANY RESULTS. The Company's operating results have fluctuated in the past and may fluctuate in the future. During the last half of fiscal 1998 operating results have been adversely affected as the Company experienced declines in revenues and margins and due to reduced capital equipment spending by the semiconductor industry. This decline is primarily due to the build up of excess semiconductor manufacturing capacity, coupled with the Asian financial crisis. The Company's operating results are dependent on many factors, including the economic conditions in the semiconductor and related industries, both in the US and abroad, the size and timing of the receipt of orders from customers, customer cancellations or delays of shipments, the Company's ability to develop, introduce, and market new and enhanced products on a timely basis, among others. The Company has experienced reductions in orders, cancellations and delays in shipments which may continue to adversely affect sales and margins in future periods. The Company expects unfavorable effects on orders, sales and margins to persist at least through the remainder of the calendar year and possibly beyond. The Company's expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular period do not meet expectations operating results may be adversely affected.

The Company's business depends and will continue to depend in the future upon the capital equipment expenditures of semiconductor manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. The current industry downturn has had an adverse effect on the semiconductor industry's level of capital expenditures. The Company believes that it is relatively well positioned for this downturn because of its array of products, its focus on yield improvement and process development rather than pure capacity, its sales of metrology products to non-semiconductor industries and its strong balance sheet. Nevertheless, there can be no assurance that the Company will be able to withstand the effects of an industry downturn in the short term or over an extended period if the downturn is prolonged.

Rapid technological changes in semiconductor manufacturing processes subject the semiconductor manufacturing equipment industry to increased pressure to maintain technological parity with deep submicron process technology. While focused on controlling expenses to address the downturn in the semiconductor industry, the Company continues to believe that its future success will depend in part upon its ability to develop, manufacture and successfully introduce new products with improved capabilities including those for 300mm wafers and devices with critical dimensions at .25-micron and below and to continue to enhance existing products. Due to the risks inherent in transitioning to new products, the Company will be required to forecast demand for new products while managing the transition from older products. There can be no assurance that the Company will successfully and timely develop and manufacture new hardware and software products or that new hardware and software products introduced by the Company will be accepted in the marketplace. If new products have reliability or quality problems then reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional service and warranty expense may result. Additionally, there can be no assurance that future technologies, processes or product developments will not render the Company's current product offerings obsolete. However, if the Company does not continue to successfully introduce new products, its results of operations will be adversely affected. The Company expects to continue to make significant investments in research and development and to sustain its current spending levels for customer support in fiscal year 1999 to meet current customer requirements and effectively position the Company for growth when the business cycle turns favorable.

The semiconductor equipment industry is highly competitive. The Company has experienced and expects to continue to face substantial global competition. The Company believes that to remain competitive it will require significant financial resources in order to offer a broad range of products, to maintain customer service and support centers worldwide, and to invest in product and process research and development. The Company believes that the semiconductor equipment industry is becoming increasingly dominated by large manufacturers, who have the resources to support customers on a worldwide basis. A few of these competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer service and support capabilities than the Company. In addition, there are smaller emerging semiconductor equipment companies which provide innovative technology. No assurance can be given that the Company will be able to compete successfully worldwide.

The Company expects that international revenues will continue to represent a significant percentage of its net revenues. International revenues and operations may be adversely affected by imposition of governmental controls, restrictions on export technology, political instability, trade restrictions, changes in tariffs and the difficulties associated with staffing and managing international operations. In addition, international sales may be adversely affected by economic conditions in each country. The future performance of the Company will be dependent, in part, upon its ability to continue to compete successfully in the Asia Pacific, one of the largest areas for the sale of yield management and process monitoring equipment. Countries in the Asia Pacific region, including Japan, Korea and Taiwan, have experienced weaknesses in their currency, banking and equity markets in recent periods. These weaknesses may continue to adversely affect demand for the Company's products, the U.S. dollar value of the Company's foreign currency denominated sales, the availability and supply of resources, and the Company's consolidated results of operations. Although the Company attempts to manage near term currency risks through "hedging," there can be no assurance that such efforts will be adequate. These factors may have a material adverse effect on the Company's future business and financial results.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. Such items include foreign currency translation adjustments and unrealized gains/losses from investing and hedging activities for the Company. This Statement is required to be adopted in the first quarter of the Company's fiscal year ending June 30, 1999.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments and related disclosures about products and services, geographic areas, and major customers in interim financial reports issued to shareholders. This Statement is required to be adopted in the Company's fiscal year ending June 30, 1999. The effect of SFAS No. 131 will not be material to the Company's financial statement disclosure.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). It establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest note swaps or embedded derivatives, such as conversion options contained in convertible debt investments are requires that these instruments be marked-to-market on an ongoing basis. The Company is required to adopt SFAS 133 in the first quarter of its fiscal year ending June 30, 2000. The effect of SFAS No. 133 will not be material to the Company's financial statements.

MARKET RISK DISCLOSURE. At the end of fiscal 1998, the Company had an investment portfolio of fixed income securities, excluding those classified as cash and cash equivalents, of $458 million (see Note 4 of Notes to Consolidated Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1998, the fair value of the portfolio would decline by approximately $5.5 million.

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

                               KLA - TENCOR 1998


                          CONSOLIDATED BALANCE SHEETS


June 30, (in thousands, except per share data)                        1997                  1998
                                                                   -----------           -----------
ASSETS

Current assets:
     Cash and cash equivalents                                     $   279,225           $   215,970
     Short-term investments                                             69,606                92,343
     Accounts receivable, net                                          269,291               304,140
     Inventories                                                       174,634               234,565
     Deferred income taxes                                              54,799                90,729
     Other current assets                                               12,452                18,624
                                                                   -----------           -----------
         Total current assets                                          860,007               956,371
                                                                   -----------           -----------

Land, property and equipment, net                                      117,595               140,937
Marketable securities                                                  338,418               415,168
Other assets                                                            27,287                35,921
                                                                   -----------           -----------
         Total assets                                              $ 1,343,307           $ 1,548,397
                                                                   -----------           -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable                                                 $    25,113           $    21,482
     Accounts Payable                                                   41,155                46,353
     Other current liabilities                                         262,426               282,848
                                                                   -----------           -----------
         Total current liabilities                                     328,694               350,683

Commitments and contingencies (Note 7)

Stockholders' equity:
     Common stock, $0.001 par value, 250,000 authorized,
         83,759 and 87,444 shares issued and outstanding                    84                    87
     Capital in excess of par value                                    458,224               497,496
     Retained earnings                                                 542,706               683,836
     Net unrealized gain on investments                                 17,591                26,108
     Cumulative translation adjustment                                  (3,992)               (9,813)
                                                                   -----------           -----------
         Total stockholders' equity                                  1,014,613             1,197,714
                                                                   -----------           -----------
         Total liabilities and stockholders' equity                $ 1,343,307           $ 1,548,397
                                                                   ===========           ===========


See accompanying notes to consolidated financial statements.

                                KLA - TENCOR 1998


                        CONSOLIDATED STATEMENTS of INCOME


Year ended June 30,
(in thousands, except per share data)                       1996               1997                1998
                                                       -------------       -------------       -------------
Revenues                                               $   1,094,492       $   1,031,824       $   1,166,325
                                                       -------------       -------------       -------------

Costs and operating expenses:
     Cost of goods sold                                      469,681             471,910             554,917
     Engineering, research and development                   115,920             134,105             181,903
     Selling, general and administrative                     212,625             219,425             242,400
     Non-recurring acquisition, restructuring
         and other charges                                        --              60,552              22,474
                                                       -------------       -------------       -------------
         Total costs and operating expenses                  798,226             885,992           1,001,694
                                                       -------------       -------------       -------------

Income from operations                                       296,266             145,832             164,631
Interest income and other, net                                17,834              28,147              41,680
                                                       -------------       -------------       -------------

Income before income taxes                                   314,100             173,979             206,311

Provision for income taxes                                   117,466              68,583              72,215
                                                       -------------       -------------       -------------
Net income                                             $     196,634       $     105,396       $     134,096
                                                       -------------       -------------       -------------

Earnings per share:
Basic                                                  $        2.42       $        1.29       $        1.58
Diluted                                                $        2.34       $        1.24       $        1.52

Weighted average number of shares:
Basic                                                         81,148              81,943              85,097
Diluted                                                       84,195              85,203              88,522


See accompanying notes to consolidated financial statements.

                                KLA - TENCOR 1998


                 CONSOLIDATED STATEMENTS of STOCKHOLDERS' EQUITY


                                                  Common Stock and Capital
                                                   in Excess of Par Value                      Net       Cumulative
                                                  ------------------------    Retained      Unrealized  Translation
(in thousands)                                      Shares       Amount       Earnings        Gain        Adjustment         Totals
                                                  --------    -----------    -----------   -----------   -----------    -----------
Balances at June 30, 1995                           80,392    $   406,810    $   240,676   $     1,241   $     3,495    $   652,222

      Net issuance under employee stock plans        1,604         15,298             --            --            --         15,298
      Repurchase of common stock                      (250)        (5,456)            --            --            --         (5,456)
      Tax benefits of stock option transactions         --          9,778             --            --            --          9,778
      Cumulative translation adjustment                 --             --             --            --        (5,439)        (5,439)
      Unrealized gain on investments, net               --             --             --         7,962            --          7,962
      Net income                                        --             --        196,634            --            --        196,634
                                                  --------    -----------    -----------   -----------   -----------    -----------
Balances at June 30, 1996                           81,746        426,430        437,310         9,203        (1,944)       870,999
      Net issuance under employee stock plans        2,013         22,235             --            --            --         22,235
      Tax benefits of stock option transactions         --          9,643             --            --            --          9,643
      Cumulative translation adjustment                 --             --             --            --        (2,048)        (2,048)
      Unrealized gain on investments, net               --             --             --         8,388            --          8,388
      Net income                                        --             --        105,396            --            --        105,396
                                                  --------    -----------    -----------   -----------   -----------    -----------
Balances at June 30, 1997                           83,759        458,308        542,706        17,591        (3,992)     1,014,613
      Net issuance under employee stock plans        2,263         34,537             --            --            --         34,537
      Repurchase of common stock                      (378)       (16,038)            --            --            --        (16,038)
      Tax benefits of stock option transactions         --         20,529             --            --            --         20,529
      Cumulative translation adjustment                 --             --             --            --        (5,821)        (5,821)
      Unrealized gain on investments, net               --             --             --         8,517            --          8,517
      Issuance of common stock in connection
         with acquisition                            1,800            247          7,034            --            --          7,281
      Net income                                        --             --        134,096            --            --        134,096
                                                  --------    -----------    -----------   -----------   -----------    -----------
Balances at June 30, 1998                           87,444    $   497,583    $   683,836   $    26,108   $    (9,813)   $ 1,197,714
                                                  ========    ===========    ===========   ===========   ===========    ===========


See accompanying notes to consolidated financial statements.

                               KLA - TENCOR 1998


                      CONSOLIDATED STATEMENTS of CASHFLOW


Year ended June 30, (in thousands)                                          1996                1997               1998
                                                                       -------------       -------------       -------------
Cash flows from operating activities:
    Net income                                                         $     196,634       $     105,396       $     134,096
    Adjustments to reconcile net income to net
    cash provided by operating activities:
        Depreciation and amortization                                         24,967              52,340              38,917
        Write-off of acquired in-process technology and other
              non-recurring acquisition charges                                   --                  --              20,546
        Deferred income taxes                                                (19,704)            (17,267)            (46,225)
        Changes in assets and liabilities:
             Accounts receivable                                             (96,586)             34,859             (57,542)
             Inventories                                                     (86,538)             21,307             (62,271)
             Other assets                                                      3,815             (11,817)            (16,951)
             Accounts payable                                                 15,921              (3,580)              3,821
             Other current liabilities                                        72,760              55,094              35,866
                                                                       -------------       -------------       -------------
             Net cash provided by operating activities                       111,269             236,332              50,257
                                                                       -------------       -------------       -------------
Cash flows from investing activities:
Payments for in-process technology and other non-recurring
    acquisition charges                                                           --                  --             (18,771)
Purchase of property and equipment                                           (64,589)            (56,793)            (64,389)
Purchases of available for sale securities                                  (509,262)           (997,283)           (915,185)
Proceeds from available for sale securities                                  484,060             870,391             825,643
                                                                       -------------       -------------       -------------
             Net cash used in investing activities                           (89,791)           (183,685)           (172,702)
                                                                       -------------       -------------       -------------
Cash flows from financing activities:
Issuance of common stock, net                                                 25,076              31,878              58,440
Stock repurchases                                                             (5,456)                 --             (16,038)
Payments under debt obligations                                              (39,277)            (42,490)            (36,632)
Borrowings under debt obligations                                             45,177              35,738              33,996
                                                                       -------------       -------------       -------------
             Net cash provided by financing activities                        25,520              25,126              39,766
                                                                       -------------       -------------       -------------
Effect of exchange rate changes on cash and cash equivalents                   2,586                (252)             19,424
                                                                       -------------       -------------       -------------
Net increase (decrease) in cash and cash equivalents                          49,584              77,521             (63,255)
Cash and cash equivalents at beginning of period                             152,120             201,704             279,225
                                                                       -------------       -------------       -------------
Cash and cash equivalents at end of period                             $     201,704       $     279,225       $     215,970
                                                                       =============       =============       =============
Supplemental cash flow disclosures:
Income taxes paid                                                      $     108,196       $      68,430       $      85,394
Interest paid                                                          $       2,103       $       1,551       $       2,303


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE OPERATIONS AND PRINCIPLES OF CONSOLIDATION

KLA-Tencor Corporation ("the Company") is a global provider of yield management solutions for semiconductor manufacturing and related industries. The Company has subsidiaries in the United States, Western Europe, Japan and Asia Pacific. The consolidated financial statements include the financial statements of KLA-Tencor and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

CASH EQUIVALENTS AND INVESTMENTS

Cash equivalents consist of highly liquid investments that are valued at amortized cost, which approximates market value, and have original maturity dates of three months or less from the date of acquisition. Investments include equity and debt securities with maturities greater than three months from the date of acquisition. The Company has classified all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes, until realized.

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

Investments are maintained with high quality institutions, the composition and maturities of which are regularly monitored by management. Generally, these securities maintain a highly liquid market and may be redeemed upon demand and, therefore, bear minimal risk. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer. The Company has not experienced any material losses on its investments.

A majority of the Company's trade receivables are derived from sales to large multinational semiconductor manufacturers. Concentration of credit risk with respect to trade receivables are considered to be limited due to its customer base and the diversity of its geographic sales areas. The Company performs ongoing credit evaluations of its customers' financial condition. The Company maintains a provision for potential credit losses based upon expected collectibility of all accounts receivable. The write-off of uncollectable amounts has been insignificant except for the write-off of Tencor bad debt of approximately $6 million in fiscal 1997.

The Company is exposed to credit loss in the event of nonperformance by counterparties on the foreign exchange contracts used in hedging activities. The Company does not anticipate nonperformance by these counterparties.

FOREIGN CURRENCY

The functional currencies of the Company's significant foreign subsidiaries are the local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current exchange rates, and revenues and expenses are translated to U.S. dollars using weighted average exchange rates in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly into a separate component of shareholders' equity under the caption "cumulative translation adjustment." Foreign currency transaction gains and losses have not been significant.

The Company's foreign subsidiaries operate and sell the Company's products in various global markets. As a result the Company is exposed to changes in interest rates and foreign currency exchange rates. The Company utilizes foreign currency forward exchange contracts to hedge against future movements in foreign exchange rates that affect certain foreign currency denominated sales and purchase transactions. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount, and maturity. The Company does not use derivative financial instruments for speculative or trading purposes. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the exposures hedged, these financial instruments do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized gains and losses on forward exchange contracts are included in other income, net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated receivable and payable balances. The cash flows related to gains and losses on these contracts are classified in the same category as the hedged transactions in the Consolidated Statements of Cash Flows.

At June 30, 1998, the Company had forward exchange contracts maturing throughout fiscal 1999 and early fiscal 2000 to sell and purchase approximately $219 million and $6 million, respectively, in foreign currency, primarily Japanese yen. At June 30, 1997, the Company had forward contracts maturing throughout fiscal 1998 and early 1999 to sell and purchase approximately $225 million and $10 million, respectively, in foreign currency, primarily Japanese yen. Of these forward exchange contracts, approximately $111 million and $5 million of contracts hedge foreign currency assets and liabilities, respectively, carried on the balance sheet as of June 30, 1998, and consequently the financial statements reflect the fair market value of the contracts and their underlying transactions. Approximately $108 million and $1 million of the contracts hedge firm commitments for future sales and purchases, respectively, denominated in foreign currency. The fair market value of these contracts on June 30, 1998, based upon prevailing market rates on that date, was approximately $104 million and $1 million, respectively. As of June 30, 1998, and based on prevailing market rates on that date, the unrealized loss on each set of contracts was approximately $4 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has evaluated the estimated fair value of financial instruments using available market information and valuation methodologies. The amounts reported as investments and bank borrowings reasonably estimate their fair value. The fair value of the Company's cash, cash equivalents, accounts receivable, accounts payable and other current liabilities approximates the carrying amount due to the relatively short maturity of these items.

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

NET INCOME PER SHARE

In December 1997 the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (EPS). Under the provisions of this statement, basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by using the weighted average number of common shares outstanding during the period and gives effect to all dilutive potential common shares outstanding during the period. The reconciling difference between the computation of basic and diluted earnings per share for all periods presented, is the inclusion of the dilutive effect of stock options issued to employees under employee stock option plans.

Options to purchase approximately 1,078,708, 674,028, and 1,357,376 shares were outstanding at June 30, 1998, 1997, and 1996 respectively, but not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares in each respective year. The exercise price ranges of these options were $48.06 to $69.88, $33.81 to $48.31, and $33.81 to $46.56 at June 30, 1998, 1997 and 1996 respectively.

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

STOCK-BASED COMPENSATION PLANS

The Company accounts for its employee stock option plans and employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." The Company provides additional proforma disclosure required by Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" (see Note 6).

RECLASSIFICATIONS

Certain amounts in fiscal years prior to 1998 have been reclassified to conform to the 1998 financial statement presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Such items may include foreign currency translation adjustments, unrealized gains/losses from investing and hedging activities, and other transactions. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement is required to be adopted in the Company's fiscal year ending June 30, 1999. The effect of SFAS No. 130 will not be material to the Company's financial statement disclosure.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement is required to be adopted in the Company's fiscal year ending June 30, 1999. The effect of SFAS No. 131 will not be material to the Company's financial statement disclosure.

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). It establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest note swaps or embedded derivatives, such as conversion options contained in convertible debt investments and requires that these instruments be marked-to-market on an ongoing basis. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. The Company currently only participates in hedge transactions of assets, liabilities and firm commitments and does not anticipate that the adoption of this Statement will have a material impact on the financial statements as the gains and losses on the hedge transactions offset the losses and gains on the underlying items being hedged. The Company is required to adopt SFAS 133 in the first quarter of its fiscal year ending June 30, 2000.


NOTE 2 -  BALANCE SHEET COMPONENTS


June 30, (in thousands)                              1997                1998
                                                 -------------       -------------
Inventories:
    Customer service parts                       $      31,387       $      31,671
    Raw materials                                       36,829              49,630
    Work-in-process                                     71,998              79,238
    Demonstration equipment                             20,580              47,234
    Finished goods                                      13,840              26,792
                                                 -------------       -------------
                                                 $     174,634       $     234,565
                                                 =============       =============
Property and equipment:
    Land                                         $      10,502       $      10,687
    Buildings and improvements                          11,053              11,169
    Machinery and equipment                            129,869             158,317
    Office furniture and fixtures                       17,849              22,280
    Leasehold improvements                              38,805              54,440
                                                 -------------       -------------
                                                       208,078             256,893
    Less: accumulated depreciation
       and amortization                                (90,483)           (115,956)
                                                 -------------       -------------
                                                 $     117,595       $     140,937
                                                 =============       =============

Other current liabilities:
    Warranty, installation and retrofit          $      50,569       $      60,008
    Compensation and benefits                           76,955             101,975
    Income taxes payable                                62,784              57,660
    Other accrued expenses                              72,118              63,205
                                                 -------------       -------------
                                                 $     262,426       $     282,848
                                                 =============       =============


NOTE  3  - NON-RECURRING ACQUISITION, RESTRUCTURING AND OTHER CHARGES

During fiscal 1998, the Company acquired all of the outstanding stock of Nanopro GmbH, VARS Inc. and Device Ware for an aggregate amount of approximately $21 million in cash. These companies specialize in various aspects of advanced wafer inspection tools and related software. These acquisitions were accounted for using the purchase method of accounting. The purchase price was allocated to the acquired assets and liabilities which primarily consisted of in-process technology. Excluding the aggregate $21 million write-offs of acquired in-process technology, the aggregate impact of these acquisitions were not material to the Company's consolidated statements of operations in the current fiscal year.

In April 1998, the Company completed its acquisition of Amray, Inc. (Amray), a privately owned provider of scanning electron microscope systems, using the pooling of interests method of accounting. The Company acquired all of the outstanding capital stock of Amray in exchange shares of its common stock. In addition, the Company incurred $2 million in professional fees and restructuring charges related to this acquisition. Amray's historical operations, net assets, and cash flows are not material to the Company's consolidated financial results and, therefore, were not reflected in the Company's consolidated financial results prior to the acquisition.

During fiscal 1997, the Company recorded charges totaling $61 million for merger, restructuring and other non-recurring events. Of this amount approximately $46 million was the result of the merger between KLA Instruments and Tencor Instruments on April 30, 1997, $6 million was a result of the write-off of a Tencor bad debt and additional restructuring charges of $9 million primarily related to lease exit costs incurred by Tencor Instruments prior to the merger. During fiscal 1998, approximately $17 million of the accrued balance was used and $5 million of the accrued balance remains and is expected to be utilized ratably during the first half of fiscal 1999.

NOTE 4 - INVESTMENTS

The amortized cost and estimated fair value of securities available for sale as of June 30, 1997 and 1998, are as follows (in thousands):


                                             Gross              Gross            Gross            Estimated
                                           Amortized         Unrealized        Unrealized            Fair
                                              Cost              Gains            Losses             Value
                                          -------------     -------------     -------------     -------------
June 30, 1997

U.S. Treasuries                           $      70,777     $         236     $         373     $      70,640
Municipal bonds                                 273,391             1,010               494           273,907
Corporate debt securities                        26,120                63               228            25,955
Other                                           245,178            28,111                26           273,263
                                          -------------     -------------     -------------     -------------
                                          $     615,466     $      29,420     $       1,121     $     643,765

Less: cash equivalents                          235,622               135                16           235,741
          short-term investments                 42,159            28,517             1,070            69,606
                                          -------------     -------------     -------------     -------------
Long-term investments                     $     337,685     $         768     $          35     $     338,418
                                          =============     =============     =============     =============

June 30, 1998

U.S. Treasuries                           $      22,849     $         102     $          21     $      22,930
Mortgage backed securities                       39,951               567                76            40,442
Municipal bonds                                 414,760             3,649               140           418,269
Corporate debt securities                        63,439               155                53            63,541
Corporate equity securities                      10,895            38,292                --            49,187
Other                                            84,727               139               233            84,633
                                          -------------     -------------     -------------     -------------


                                             Gross              Gross            Gross            Estimated
                                           Amortized         Unrealized        Unrealized            Fair
                                              Cost              Gains            Losses             Value
                                          -------------     -------------     -------------     -------------
Other                                            84,727               139               233            84,633
                                          -------------     -------------     -------------     -------------
                                          $     636,621     $      42,904     $         523     $     679,002

Less: cash equivalents                          171,466                43                18           171,491
      short-term investments                     73,260            19,406               323            92,343
                                          -------------     -------------     -------------     -------------
Long-term investments                     $     391,895     $      23,455     $         182     $     415,168
                                          =============     =============     =============     =============


The contractual maturities of securities classified as available for sale as of June 30, 1998, regardless of the consolidated balance sheet classification, are as follows (in thousands):


                                                Estimated
                                                Fair Value
                                               -------------
Due within one year                            $     180,966
Due after one year through five years                229,034
Due after five years                                 219,815
                                               -------------
                                               $     629,815
                                               =============

Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The realized gains and losses for the year ended June 30, 1998 and 1997, were not material to the Company's financial position or results of operations.

NOTE 5 - INCOME TAXES


Year ended June 30, (in thousands)                    1996                1997                1998
                                                 -------------       -------------       -------------
The components of income before
income taxes are as follows:

    Domestic income before income taxes          $     290,199       $     152,778       $     172,964
    Foreign income before income taxes                  23,901              21,201              33,347
                                                 -------------       -------------       -------------
                                                 $     314,100       $     173,979       $     206,311
                                                 =============       =============       =============

The provision (benefit) for income taxes are
comprised of the following:
    Current:
       Federal                                   $     109,420       $      66,439       $      94,402
       State                                            18,193              10,603              13,598
       Foreign                                           9,557               8,808              10,440
                                                 -------------       -------------       -------------
                                                       137,170              85,850             118,440
    Deferred:
       Federal                                         (19,162)            (15,238)            (42,149)
       State                                            (1,787)             (1,766)             (4,376)
       Foreign                                           1,245                (263)                300
                                                 -------------       -------------       -------------
                                                       (19,704)            (17,267)            (46,225)
                                                 -------------       -------------       -------------
    Provision for income taxes                   $     117,466       $      68,583       $      72,215
                                                 =============       =============       =============


Actual current tax liabilities are lower than reflected above for fiscal years 1996, 1997 and 1998 by $10, $10 and $20 million, respectively, due to the stock option deduction benefits recorded as credits to capital in excess of par value.

The significant components of deferred income tax assets (liabilities) are as follows:

Deferred tax assets:

    Federal and state loss and credit carryforwards          $       2,820       $       1,633
    State tax                                                          597              26,606
    Nondeductible reserves and other                                73,767              98,218
                                                             -------------       -------------
                                                                    77,184             126,457
                                                             -------------       -------------

Deferred tax liabilities:
    Depreciation                                                    (4,105)             (4,625)
    Unremitted earnings of foreign subsidiaries not
       permanently reinvested                                      (11,239)            (11,501)
    Unrealized (gain) loss on investments                          (11,036)            (15,330)
    Other                                                           (2,713)             (6,951)
                                                             -------------       -------------
                                                                   (29,093)            (38,407)
                                                             -------------       -------------

Deferred tax assets valuation allowance                             (4,576)             (1,633)
                                                             -------------       -------------

Total net deferred tax assets                                $      43,515       $      86,417
                                                             =============       =============


The reconciliation of the United States federal statutory income tax rate to the Company's effective income tax rate is as follows:


    Federal statutory rate                                          35.0%           35.0%           35.0%
    State income taxes, net of federal benefit                       3.5             3.3             2.9
    Effect of foreign operations taxed at various rates              0.4             0.7             0.0
    Benefit from foreign sales corporation                          (2.9)           (3.3)           (2.8)
    Realized deferred tax assets previously reserved                (0.4)           --              (1.4)
    Merger costs                                                      --             4.5             3.0
    Other                                                            1.7            (0.8)           (1.7)
                                                                    ----            ----            ----
                                                                    37.3%           39.4%           35.0%
                                                                    ====            ====            ====


Undistributed earnings of certain of the Company's foreign subsidiaries, for which no U.S. federal income taxes have been provided, aggregated approximately $13 million at June 30,1998. The amount of the unrecognized deferred tax expense related to the investments in foreign subsidiaries is estimated at approximately $5 million at June 30,1998.

The IRS is currently auditing the Company's federal income tax returns for fiscal 1995 to 1996. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 6 - STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFITS

In March 1989, the Company implemented a plan to protect stockholders' rights in the event of a proposed takeover of the Company. The Plan provides that if any person or group acquires 15% or more of the Company's Common Stock, each Right not owned by such person or group will entitle its holder to purchase, at the then-current exercise price, the Company's Common Stock at a value of twice that exercise price. The rights are redeemable by the Company and expire in April 2006.

STOCK OPTION AND INCENTIVE PLANS. The Company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, stock appreciation rights, stock purchase rights, and performance shares. As of June 30, 1998, only stock options have been awarded under the plans.

In calendar 1996, the Company granted employees the right to re-price certain stock options issued to employees during the period August 1994 through August 1996. The re-pricing was done in the form of an exchange, whereby eligible optionees could cancel their current options in exchange for new options with exercise prices at the fair market value on the date of grant.

The activity under the option plans, combined, was as follows:


                                                                                  Weighted-
                                      Available              Options               Average
                                      For Grant            Outstanding          Exercise Price
                                      ---------            -----------          --------------
Balances at June 30, 1995             2,738,614             7,737,430               11.82
Additional shares reserved            3,700,000                    --                  --
Options granted                      (3,283,370)            3,283,370               30.62
Options canceled/expired              1,240,116            (1,253,098)              32.03
Options exercised                            --              (906,797)               5.40
                                      ---------            ----------               -----

Balances at June 30, 1996             4,395,360             8,860,905               16.70
Additional shares reserved            1,600,000                    --                  --
Options granted                      (4,479,879)            4,479,879               30.15
Options canceled/expired                610,357            (1,992,129)              31.22
Options exercised                            --            (1,087,689)               8.20
                                      ---------            ----------               -----

Balances at June 30, 1997             2,125,838            10,260,966           $   20.65
Additional shares reserved            2,501,603                    --                  --
Options granted                      (3,629,888)            3,629,888               46.44
Options canceled/expired                751,710              (915,914)              30.56
Options exercised                            --            (1,380,175)              10.33
                                      ---------            ----------               -----

Balances at June 30, 1998             1,749,263            11,594,765               29.11
                                      =========            ==========               =====

The options outstanding at June 30, 1998, have been segregated into ranges for additional disclosure as follows:


                                         Options Outstanding                   Options Vested and Exercisable
                           ------------------------------------------------  ------------------------------------
                              Number       Weighted-Average    Weighted-      Number Vested
    Range of               Outstanding         Remaining        Average      and Exercisable     Weighted-Average
Exercise Prices            at 06/30/98     Contractual Life  Exercise Price    at 06/30/98       Exercise Price
---------------            -----------   ------------------  --------------  ---------------     ----------------
$ 1.48 - $18.13              2,648,431                5.58     $   10.33       2,520,700           $   10.09
$18.14 - $21.88              3,441,548                7.26         19.99       1,546,289               19.32
$21.89 - $40.81              1,494,828                8.63         35.32         286,795               31.55
$40.82 - $40.94              1,749,010                9.33         40.94             500               40.88
$40.95 - $54.75              1,369,056                8.83         46.10         386,214               44.46
$54.76 - $69.89                891,892                9.09         60.58         371,414               60.56
---------------             ----------                ----     ---------       ---------           ---------
$ 1.48 - $69.89             11,594,765                7.69     $   29.11       5,111,912           $   20.35
===============             ==========                ====    ==========       =========           =========


The weighted average fair value of options granted in 1998, 1997 and 1996 is $26.36, $14.61 and $14.56, respectively. Options exercisable were 5,111,912, 4,592,963, and 4,425,065 as of June 30, 1998, 1997 and 1996, respectively.

EMPLOYEE STOCK PURCHASE PLAN. The Company's employee stock purchase plan provides that eligible employees may contribute up to 10% of their base earnings toward the semi-annual purchase of the Company's Common Stock. The employee's purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plan. In 1998, 1997 and 1996, 882,869, 925,311 and 697,203 shares, respectively, had been purchased by employees. At June 30, 1998, 819,306 shares were reserved and available for issuance under this plan. The weighted average fair value of shares issued in 1998, 1997 and 1996 is $11.20, $7.67, and $8.07, respectively.

PRO FORMA NET INCOME AND EARNINGS PER SHARE. Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted subsequent to June 30, 1995, under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model for the single option approach with the following weighted-average assumptions:


                                                   1996             1997             1998
                                                   ----             ----             ----
Stock option plan:
     Expected stock price volatility               50.0%            50.0%            55.0%
     Risk free interest rate                        6.4%             6.2%             5.8%
     Expected life of options (years)               5.4              5.4              5.6

Stock purchase plan:
     Expected stock price volatility               50.0%            50.0%            55.0%
     Risk free interest rate                        5.7%             5.6%             5.4%
     Expected life of options (years)               1-2              1-2              1-2


The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and employee stock purchase plan have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options.

For purposes of pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows for the years ended June 30, 1996, 1997, 1998 follows (in thousands except for earnings per share information):


                                             1996                1997                 1998
                                        -------------        -------------        -------------
Net income:
     Historical                         $     196,634        $     105,396        $     134,096
     Proforma                           $     189,331        $      89,608        $     106,882

Historical earnings per share:
     Basic                              $        2.42        $        1.29        $        1.58
     Diluted                            $        2.34        $        1.24        $        1.52

Proforma earnings per share:
     Basic                              $        2.33        $        1.09        $        1.26
     Diluted                            $        2.27        $        1.07        $        1.24


The pro forma effect on net income and earnings per share for fiscal 1998 and fiscal 1997 is not representative of the pro forma effect net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

OTHER EMPLOYEE BENEFIT PLANS. The Company has a profit sharing program for eligible employees which distributes, on a quarterly basis, a percentage of pretax profits. In addition, the Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. During 1998, the Company matched dollar-for-dollar up to $1,000 of an eligible employee's contribution. The total charge to operations under the profit sharing and 401(k) programs aggregated approximately $22 million, $24 million and $32 million in 1998, 1997 and 1996, respectively.

The Company has a non-qualified deferred compensation plan whereby certain key executives may defer a portion of their salary and bonus. Participants direct the investment of their account balances among mutual funds selected by the participants. Distributions from the plan commence following a participant's retirement or termination of employment. At June 30, 1998, the Company had a deferred compensation liability under the plan of $26 million.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has an agreement with a bank to sell, with recourse, certain of its trade receivables. The total amount of the facility is the yen equivalent of approximately $80 million based upon exchange rates as of June 30, 1998. The Company has accounted for the sale of certain of these receivables as an off balance sheet financing arrangement. During fiscal 1998, approximately $166 million of receivables were sold under this arrangement. As of June 30, 1998, $52 million remains uncollected. The Company does not believe it is materially at risk for any losses as a result of this agreement.

The Company has entered into a master operating lease for land, office and manufacturing facilities constructed for its use in Milpitas and San Jose, California. Monthly rent payments under these leases vary based upon the London Interbank Offering Rate (LIBOR). At the end of the lease the Company, at its option, can acquire the properties at their original cost or arrange for the properties to be acquired. If the Company does not purchase the properties at the end of the lease, the Company will be contingently liable to the lessor for residual value guarantees aggregating $132 million. In addition, under the terms of the lease, the Company must maintain compliance with certain financial covenants. As of June 30, 1998, the Company was in compliance with all of its covenants. Management believes that the contingent liability relating to the residual value guarantees does not currently have a material adverse effect on the Company's financial position or results of operations.

The Company leases several other facilities under operating leases that expire at various times through fiscal 2012, with renewal options at the fair market value for additional periods up to five years. The Company also leases equipment and other facilities under operating leases.

Total rent expense under all operating leases was $18 million, $15 million and $10 million for the years ended June 30, 1998, 1997 and 1996, respectively.

Future minimum lease commitments under these operating leases at June 30, 1998 (which include estimated lease payments for the Company's Milpitas and San Jose, California, facilities using a LIBOR of approximately 6.0% and total construction costs of $132 million), are $19 million, $16 million, $14 million, $13 million, $6 million, and $11 million in fiscal 1999 through 2003 and thereafter, respectively.

NOTE 8 - INDUSTRY AND GEOGRAPHIC INFORMATION

No single customer accounted for more than 10% of net revenues in 1998, 1997 and 1996. International sales accounted for 56%, 65% and 66% of the Company's revenues in 1998, 1997 and 1996, respectively.

The following is a summary of the Company's geographic operations:


Year ended June 30, (in thousands)                                   1996                  1997                  1998
                                                                 -----------           -----------           -----------
Sales to unaffiliated customers:
        United States                                            $   375,639           $   364,162           $   513,065
        Western Europe                                               143,816               137,314               147,070
        Japan                                                        352,080               257,382               291,175
        Asia Pacific                                                 222,957               272,966               215,015
                                                                 -----------           -----------           -----------
                  Total sales to unaffiliated customers            1,094,492             1,031,824             1,166,325

Intercompany sales among geographic areas:
        United States                                                 90,561                 5,548                43,993
        Western Europe                                                54,059                85,075                10,843
        Japan                                                         81,494               124,998               229,102
        Asia Pacific                                                  18,627                 6,337                10,706
        Consolidation eliminations                                  (244,741)             (221,958)             (294,644)
                                                                 -----------           -----------           -----------
                  Revenues                                       $ 1,094,492           $ 1,031,824           $ 1,166,325
                                                                 ===========           ===========           ===========

Operating results:
        United States                                            $    75,597           $    40,802           $    90,655
        Western Europe                                                54,436                39,344                25,079
        Japan                                                        124,100                68,835                51,187
        Asia Pacific                                                  67,085                62,685                38,648
                                                                     321,218               211,666               205,569
        General corporate expenses                                   (24,952)              (65,834)              (40,938)
                                                                 -----------           -----------           -----------
                  Income from operations                         $   296,266           $   145,832           $   164,631
                                                                 ===========           ===========           ===========

Identifiable assets:
        United States                                            $   423,560           $   822,067           $   657,147
        Western Europe                                                51,045                49,417                97,336
        Japan                                                        124,839               100,311               126,764
        Asia Pacific                                                  81,724                22,680                38,180
        General corporate assets                                     476,751               348,832               628,970
                                                                 -----------           -----------           -----------
                  Total assets                                   $ 1,157,919           $ 1,343,307           $ 1,548,397
                                                                 ===========           ===========           ===========


Intercompany sales among the Company's geographic areas are recorded on the basis of intercompany prices established by the Company.

At June 30, 1998, 1997 and 1996, total foreign liabilities (excluding intercompany balances) were $71 million, $85 million and $76 million, respectively. For fiscal years 1998, 1997 and 1996, foreign capital expenditures and depreciation expense were $14 million, $4 million and $7 million and $5 million, $2 million and $1 million, respectively.

NOTE 9 - QUARTERLY CONSOLIDATED RESULTS OF OPERATIONS (UNAUDITED)


In thousands,
except per share amounts    September 30   December 31  March 31       June 30
                            ------------   -----------  --------       --------
1998:
Revenues                      $312,420      $326,361    $274,164       $253,380
Gross profit                   171,656       176,126     139,940        123,686
Income from operations          64,341        67,224      30,708 (1)      2,358 (2)

In thousands,
except per share amounts    September 30   December 31  March 31       June 30
                            ------------   -----------  --------       --------
Net Income                      49,722        52,058      28,971 (1)      3,345 (2)
Net Income per share:
    Basic                     $   0.59      $   0.61    $   0.34 (1)   $   0.04 (2)
    Diluted                   $   0.56      $   0.59    $   0.33 (1)   $   0.04 (2)

1997:
Revenues                      $261,140      $242,155    $252,346       $276,183
Gross profit                   145,776       127,281     135,241        151,616
Income from operations          46,165 (3)    47,750      49,000          2,917 (4)
Net Income                      33,580 (3)    34,219      36,995            602 (4)
Net Income per share:
    Basic                     $   0.41 (3)  $   0.42   $    0.45      $    0.01 (4)
    Diluted                   $   0.40 (3)  $   0.40        0.43      $    0.01 (4)


(1) Includes non-recurring acquisition and restructuring charges of $3 million. Net income, basic and diluted net income per share would have been $31 million, $0.37 and $0.35, respectively, excluding these costs.

(2) Includes non-recurring acquisition and restructuring charges of $19 million. Net income, basic and diluted net income per share would have been $23 million, $0.26 and $0.26, respectively, excluding these costs.

(3) Includes restructuring costs of $9 million. Net income, basic and diluted net income per share would have been $39 million, $0.47 and $0.46, respectively, excluding these costs.

(4) Includes merger, restructuring and other costs of $52 million. Net income, basic and diluted net income per share would have been $42 million, $0.50 and $0.48, respectively, excluding these costs.

QUARTERLY COMMON STOCK MARKET PRICE:


1998 Quarter ended         September 30          December 31         March 31           June 30
------------------         ------------          -----------         --------           -------
High                          76 7/8               74                 48                43 1/4
Low                           48 1/4               33 1/2             33 3/8            24 1/4


1997 Quarter ended         September 30          December 31         March 31            June 30
------------------         ------------          -----------         --------           -------
High                          24 3/4               40                 49 3/4             53 1/8
Low                           14 3/4               17 5/8             25 1/2             35 1/2


The preceding table sets forth the high and low prices of the Company's Common Stock as traded on the Nasdaq National Market System during the last two years. As of September 1, 1998, there were approximately 2,103 shareholders of record of the Company's Common Stock. The price for the Company's Common Stock as of the close of business on September 1, 1998 was $25.38 per share. The Company has never paid cash dividends to its stockholders. The Company does not plan to pay cash dividends in the foreseeable future.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of KLA-Tencor Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of KLA-Tencor Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS  LLP

San Jose, California
July 28, 1998