Form 10-K, Exhibit 13
period 1999-06-30
KLA TENCOR CORP
filed 1999-09-28
CIK 319201

                                99 Annual Report
[LOGO]

FINANCIAL HIGHLIGHTS
In thousands, except per share data


Year ended June 30,                             1995             1996           1997              1998             1999

Operations
Revenues                                   $   695,950      $ 1,094,492      $ 1,031,824      $ 1,166,325      $   843,181
Income (loss) from operations              $   156,609      $   296,266      $   145,832      $   164,631      $   (10,334)
Income from operations
  excluding other charges(1)               $   181,849      $   296,266      $   206,384      $   187,105      $    32,366
Net income                                 $   104,811      $   196,634      $   105,396      $   134,096      $    39,212
Basic earnings per share                   $      1.40      $      2.42      $      1.29      $      1.58      $      0.45
Diluted earnings per share                 $      1.34      $      2.34      $      1.24      $      1.52      $      0.43
Net income excluding other charges(1)      $   120,965      $   196,634      $   151,272      $   155,574      $    66,966
Diluted earnings per share
  excluding other charges(1)               $      1.54      $      2.34      $      1.78      $      1.76      $      0.73

Year End Status
Cash, cash equivalents and
  marketable securities                    $   385,040      $   468,475      $   687,249      $   723,481      $   755,183
Working capital                            $   452,350      $   591,397      $   531,313      $   605,688      $   590,024
Total assets                               $   850,406      $ 1,157,919      $ 1,343,307      $ 1,548,397      $ 1,584,900
Stockholders' equity                       $   652,222      $   870,999      $ 1,014,613      $ 1,197,714      $ 1,232,583



(1) Excludes non-recurring acquisition, merger and restructuring charges of $25 million, $61 million, $22 million and $43 million in 1995, 1997, 1998 and 1999, respectively.

LETTER TO OUR STOCKHOLDERS

While some companies sought merely to survive the past year, KLA-Tencor focused on strategies to thrive in the new millennium. These included: LEADERSHIP THROUGH new technologies, market strategies and a next generation management team. SOLUTIONS THAT are comprehensive yet tailored to meet emerging device challenges. And most importantly, strategically grouped hardware, software and consulting services to HELP CUSTOMERS achieve and maintain their competitive edge.

                                     [GRAPH]


THIS PAST FISCAL YEAR MARKED ONE OF THE MOST CHALLENGING ECONOMIC PERIODS IN MANY YEARS FOR THE SEMICONDUCTOR INDUSTRY Overall, equipment purchases by customers world-wide dropped significantly as semiconductor companies delayed plans for new or updated manufacturing facilities. As a result, KLA-Tencor revenues for fiscal 1999 declined to $843 million with net income of $67 million or 73 cents per share (excluding non-recurring restructuring and acquisition charges of $43 million or $28 million after tax). While we were disappointed that revenues declined year over year, we were pleased that the company was able to maintain profitability--one of the few semiconductor equipment companies to do so during this period. o Moving forward, we remain focused on our primary objective: to maintain our record of fiscal strength while continuing to out pace the industry's growth. Recent quarter results show that we are making progress towards this goal. As outlined in this letter, we have initiated a number of programs designed to sustain our momentum and position our company for the future.

DESPITE ESCALATING COMPETITION IN OUR SERVED MARKET, KLA-TENCOR HAS MAINTAINED, AND IN SEVERAL CASES EVEN EXTENDED, ITS LEADERSHIP ROLE BOTH IN TERMS OF TECHNI-CAL INNOVATION AND MARKET SHARE. As a result, today we are uniquely able to deliver the combination of systems, software and yield management expertise device manufacturers need to accelerate their critical technology transitions and develop the device technologies of the future. o While new market strategies and breakthrough technologies are essential to our continued growth, we believe that the strength of our management team is equally important to sustaining KLA-Tencor's industry leading position. Over the past decade, we have been fortunate to be able to cultivate a team with the technical and management expertise needed to lead us into the 21st century. With the retirement of Jon Tompkins in July 1999, Kenneth Levy assumed the role of chairman, and the board of directors promoted Kenneth Schroeder to chief executive officer and Gary Dickerson to chief operating officer. These changes were an integral part of our strategic succession plan, designed to ensure a seamless leadership transition without any loss of corporate focus or direction. o As with many of our top executives, both Schroeder and Dickerson are corporate veterans and bring an exceptional combination of long-term perspective and high energy into our leadership. We look forward to the tremendous strategic and operational strengths they will bring to the growth and evolution of KLA-Tencor in the coming years.

LEADERSHIP      [Photo of Kenneth Levy] [Photo of Kenneth Schroeder] [Photo of Gary Dickerson]

                Left to right: Kenneth Levy, Chairman; Kenneth Schroeder,
                President and CEO; Gary Dickerson, COO

                Newly appointed CEO Kenneth Schroeder has played a vital role in helping KLA-Tencor grow more than five hundred percent in revenues during his 16 year tenure with the company.

                Gary Dickerson joined the company in 1986 and prior to his recent appointment to COO served in a variety of capacities including management of the Wafer Inspection and Yield
                Management Groups.

                KLA-Tencor is helping to drive the yield management and process control technologies of the future. The company has maintained its leadership in this growing segment through advanced systems, software, and expertise that span the entire semiconductor process -- from wafer fabrication to the finished device.

                While the company's primary focus is semi-conductor device manufacturing, KLA-Tencor technology is also well suited for applications in such related industries as reticle and wafer manufacturing, as well as in the data storage industry.

SOLUTIONS


IN THE SEMICONDUCTOR INDUSTRY, MARKET REQUIREMENTS CHANGE MORE QUICKLY WITH EACH PASSING YEAR. Our customers' needs are now so complex that customized solutions are no longer optional--they are essential. KLA-Tencor has always delivered leading technologies to help customers achieve their technical and business objectives. While historically these products were primarily hardware-related, in recent years, KLA-Tencor has expanded into advanced software and consulting services that facilitate analysis and bring broad-based expertise to bear on the yield optimization process. o The ability to combine these elements together into focused solutions is the next logical step in our evolution. During the past year we initiated a program to develop Process Module Control solutions
(PMCs) for all of the key process areas in the fab including etch, deposition, lithography, and planarization (CMP). With our extensive hardware, software and expertise, only KLA-Tencor has the ability to both provide and integrate all the necessary elements of a module control solution from a single source. o The first of our process module control solutions targeted the copper interconnect process since integration and yield are the greatest obstacles in transitioning to this next-generation technology. Today we are already involved in a number of projects with customers developing copper processing lines. Although it is still early in the technology adoption curve, delivering the optimal solution during this initial phase is essential for accelerating process development and the eventual transfer to production, where our comprehensive solutions can deliver the greatest advantage to our customers.

CRITICAL TO THE CONTINUED ENHANCEMENT OF OUR PMCS IS ONGOING TECHNICAL INNOVA-TION AND PRODUCT STRENGTH. Despite the industry downturn this past year, we were pleased to be able to enhance our strong product portfolio through both continued high internal R&D investment and strategic acquisitions. Our goal, as always, is to develop both revolutionary and evolutionary systems that can meet emerging process and production requirements. New products that provide capabilities unique in the industry, such as the eS20 for in-line scanning electron-beam inspection, and the 2401 for automated macro defect inspection, are opening the door for new inspection strategies. Acquisitions of technologies for oxide monitoring, electron beam and optical defect review, and data analysis software, further broadened our product offering with complementary technologies. Consistent with this strategy, we also continue to enhance all of our top-of-the-line systems with new features and capabilities. o Another vital KLA-Tencor strength is our long-standing relationships with customers. Working closely to understand their issues and challenges, we are better able to develop the products needed to address them. Our comprehensive solution sets will allow customers to continue to rely on us for the process module control capabilities needed to initiate any technology transition. Moreover, our customized solutions for any tool set, process configuration or fab-specific criteria, offer customers the ability to create and sustain the differentiation that gives them a competitive advantage.

CUSTOMERS

                                KLA-Tencor continuously monitors the global semiconductor industry to pinpoint major opportunities for inspection and monitoring equipment in new and remodeled manufacturing facilities worldwide. Today, there are more than twice as many significant opportunities as there were just one year ago

                                This letter documents recent events, but staying ahead of the industry means responding quickly to market changes. To keep pace with KLA-Tencor's continuous evolution year-round, keep an eye on our website for information on new product launches, business developments, executive appointments,earnings announcements, and management presentations.

our website


IN THE COMING YEAR, KLA-TENCOR WILL CONTINUE TO EXECUTE ON THESE STRATEGIES AND INVEST IN THE TECHNOLOGIES THAT WILL HELP ADVANCE OUR VISION OF COMPREHENSIVE, TAILORED SOLUTIONS. As changing industry requirements mandate an evolution--from delivering stand-alone tools to integrating and implementing complete process module control solutions--KLA-Tencor is uniquely positioned to address these needs. As a result, we are helping customers worldwide in their quest to control critical processes, speed yield ramps and enhance their overall yield and profitability. To further enhance our own profitability, we will continue our efforts to streamline our operations; bringing greater efficiency and focus on delivering value to our customers and stockholders. In light of this priority and our fast-paced business development, this year we are enhancing the information available on our investor website, in addition to providing this annual report, so you can quickly find the latest information about KLA-Tencor throughout the year. As always, we deeply appreciate your continued support as KLA-Tencor moves forward to embrace both the challenges and opportunities we see in the coming millennium.

                                /s/ KENNETH LEVY          /s/ KENNETH SCHROEDER
                                --------------------      ----------------------
                                    Kenneth Levy              Kenneth Schroeder
                                      Chairman                President and CEO

VISIT OUR INVESTOR WEBSITE                                  [INVESTOR RELATIONS GRAPHICS]
www.kla-tencor.com/investors

Company Profile
View quick facts about KLA-Tencor
including company background, executive
management team, and analyst coverage.

Earnings Release
Learn the next earnings
release date and link to the most recent earnings release data available.

Stock Price and Charts
Find the latest stock price and link to
interactive stock charts from NASDAQ.

News and Events
Read recent press releases, other
related news from NASDAQ, and a list of
upcoming events.

Annual Report
View our online annual report and
download copies of annual reports from
prior years.

Recent SEC filings
Download recent Form 10K and 10Qs and
link to other recent SEC filings through EDGAR.

INVESTOR WEBSITE

Investor FAQs
Read frequently asked questions and
answers regarding KLA-Tencor stock,
company and product information.

Presentations
View a selection of presentation slides
with accompanying notes and information.

Investor Package
Obtain online or through the mail,
copies of our available investor
materials.

Main Website Links
Link to the rest of our corporate
website for the latest technical
developments, product information, Yield
Management Solutions magazine, trade
shows, seminars and events, as well as
our employment website.

financial review


                      MANAGEMENT'S DISCUSSION & ANALYSIS                   8

                      FINANCIAL STATEMENTS                                20

                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS          24

                      REPORT OF INDEPENDENT ACCOUNTANTS                   37

                      CORPORATE INFORMATION                               38



[PHOTO OF ROBERT J. BOEHLKE]

Robert J. Boehlke, Executive Vice President and CFO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the of Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, risks and uncertainties, including the risk factors set forth in this discussion and elsewhere in this Annual Report. Generally, the words "anticipate", "expect", "intend", "believe" and similar expressions identify forward-looking statements. The information included in this Annual Report is as of the filing date with the Securities and Exchange Commission and future events or circumstances could differ significantly from the forward-looking statements included here.

RESULTS OF OPERATIONS

KLA-Tencor Corporation exited fiscal 1999 with long-awaited improvement in business conditions and new orders during the last two quarters of fiscal 1999. During much of fiscal 1998 and the first half of fiscal 1999, we faced a significant downturn in the semiconductor industry. The industry-wide decline initially began with high inventory levels, particularly of DRAM devices, at semiconductor manufacturers and distributors and was followed by an overall decline in demand for semiconductors worldwide. This reduced demand was prompted by the weak economy in the Asia Pacific region, especially in South Korea and Japan. Combined with the movement of end-users to sub-$1,000 personal computers, this weakness in demand caused price reductions in the semiconductor marketplace, a slowdown in the manufacture of semiconductors, and resulted in delays and cancellations of new fabrication facility construction. Consequently, we experienced reduced order levels and some cancellations in orders through the second quarter of fiscal 1999.

    In response to the downturn in the semiconductor industry, we adopted a restructuring plan in the second quarter of fiscal 1999. The plan included a consolidation of facilities, a write-down of assets associated with canceled programs, and reductions in our global workforce. These measures, although difficult, allowed us to endure the challenges of the recent industry-wide downturn and enabled us to enter fiscal 2000 in a stronger position to serve our customers and meet the new technological requirements of our business (see further information at pages 9 to 11 of this discussion).

    During the third quarter of fiscal 1999, business conditions began to improve, driven by our customers' advanced inspection requirements for deep sub-quarter micron technologies and the transition to copper dual damascene structures (copper technology). Growth also was prompted by market share increases in our metrology and film measurement business. Increased orders in the Asia Pacific region were the result of capacity expansion in foundries and investments in yield improvement.

    Our financial position has remained strong throughout the recent down cycle of the semiconductor industry and we continue to have no long-term debt.

REVENUES AND GROSS MARGINS

Revenues decreased $323 million, or 28% to $843 million, in fiscal 1999 from $1.17 billion in fiscal 1998. Overall revenue declines were mostly the result of reduced capital spending, particularly in the Asia Pacific region, as a result of the semiconductor industry downturn. Sales of substantially all our product lines were negatively affected by this down cycle when compared to sales in fiscal 1998. These declines in fiscal 1999, were offset in part by an increase in field service and spare parts revenues, primarily due to our increasing installed base worldwide. Revenues in fiscal 1998 increased 13% when compared to fiscal 1997, primarily due to sales from newer products lines.

    Gross margins as a percentage of revenues decreased to 47% in fiscal 1999 from 52% in fiscal 1998 and 54% in fiscal 1997. The decrease in gross margins during the last two fiscal years was primarily due to sequentially lower sales volume of our higher-margin products and increased infrastructure costs of our field service organization.

ENGINEERING, RESEARCH AND DEVELOPMENT

Net engineering, research and development expenses were $165 million, $182 million and $134 million in fiscal 1999, 1998 and 1997, respectively. The decrease in fiscal 1999 compared to fiscal 1998 is primarily attributable to development programs that were terminated as part of the realignment and streamlining of our product lines, as well as other cost-reduction measures implemented during our second quarter fiscal 1999 restructuring. Costs were also offset by additional external funding received on strategic development and engineering programs during fiscal 1999. The increase in fiscal 1998 compared to fiscal 1997 was primarily attributable to increases in headcount and project material costs associated with our ongoing efforts to develop products which address new market segments; enhancements to existing products including next-generation 300mm products; and inspection enhancements for sub-quarter micron technology. Our future operating results will depend significantly on our ability to produce products and services that have a competitive advantage in our marketplace. To do this, we believe that we must continue to make substantial investments in our research and development efforts. We remain committed to product development in new and emerging technologies as we address the requirements of 0.18 micron and 0.13 micron feature sizes, real-time review, and the transition to copper technology. Our investments in new technology and existing product enhancements are intended to enable our customers to achieve higher productivity through cost-effective, leading edge technology solutions.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses were $199 million, $242 million and $219 million, or 24%, 21% and 21% of revenues, in fiscal 1999, 1998 and 1997, respectively. The decrease in fiscal 1999, compared to fiscal 1998, was primarily attributable to our restructuring program, which included a consolidation of facilities and reductions in headcount and other cost saving measures. The increase in fiscal 1998 compared to fiscal 1997 was primarily attributable to increased spending in our worldwide sales and applications organization.

NON-RECURRING ACQUISITION,

RESTRUCTURING AND OTHER CHARGES

NON-RECURRING ACQUISITION CHARGES. In December 1998, we purchased assets and related technology from Uniphase Corporation for an aggregate purchase price of $3 million. The confocal laser review station technology acquired is currently used for analysis of defects on silicon wafers. Assets acquired of $3 million consisted primarily of inventory.

    In November 1998, we purchased assets and technology from Keithley Instruments, Inc. for an aggregate purchase price of $10 million. The corona wire gate oxide monitoring tool technology we acquired had not yet reached the alpha stage and the cost to complete the development of this equipment was estimated at the time of acquisition to be $1 million. We recorded a charge of $8 million for purchased in-process research and development, representing the appraised value of product that was not considered to have reached technological feasibility. The appraised value under the income approach used for our calculation did not differ materially from the result under the percentage of completion approach currently preferred by the Securities and Exchange Commission. Net assets acquired of $1 million consisted primarily of inventory

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and equipment and the remaining $1 million was allocated to other intangibles including acquired technology and goodwill.

    In June 1998, we acquired Groff Associates, Inc. (dba VARS Inc.) for an aggregate purchase price of $13 million. The digital and in-line-monitoring image archiving retrieval software technology we acquired had not yet reached the alpha stage and the cost to complete the development of these software products was estimated at the time of acquisition to be $2 million. We recorded a charge of $13 million for purchased in-process research and development, representing the appraised value of products that were not considered to have reached technological feasibility. The appraised value under the income approach used for our calculation did not differ materially from the result under the percentage of completion approach currently preferred by the Securities and Exchange Commission. The in-line-monitoring image archiving retrieval software technology acquired had not reached commercial feasibility as of June 30, 1999. The value of the tangible net assets acquired was nominal.

    In May 1998 we acquired DeviceWare, Inc., a company in its development stage, for an aggregate purchase price of $3 million. The bit mapping defect characterization technology acquired had not yet reached the alpha stage and the cost to complete the development of this software product was estimated at the time of acquisition to be $1 million. We recorded a charge of $3 million for purchased in-process research and development, representing the appraised value of product that was not considered to have reached technological feasibility. The appraised value under the income approach used for our calculation did not differ materially from the result under the percentage of completion approach currently preferred by the Securities and Exchange Commission. The technology acquired had not reached commercial feasibility as of June 30, 1999. The value of the tangible net assets acquired was nominal.

    In February 1998, we acquired Nanopro GmbH (Freiburg, Germany) for an aggregate purchase price of $3 million. This privately-held company specialized in the development of advanced interferometric wafer inspection. The identified in-process research and development of $3 million was estimated and expensed, because technological feasibility of the advanced interferometric wafer technology had not yet been reached. The technology acquired had not reached commercial feasibility as of June 30, 1999. The value of the tangible net assets acquired was nominal.

    Each of the above acquisitions was accounted for using the purchase method of accounting and the developmental products acquired were evaluated in the context of Interpretation 4 of SFAS No. 2 and SFAS No. 86. The allocation of the purchase price to in-process research and development cost was determined by identifying research projects in areas for which technological feasibility had not been established and no alternative future uses existed. Substantially all of the in-process research and development projects acquired were expected to be complete and generating revenues within the 24 months following the acquisition date. However, development of these technologies remains a significant risk due to the remaining effort required to achieve technical feasibility, rapidly changing customer markets and significant competitive threats from numerous companies. Failure to bring any of these products to market in a timely manner could adversely affect our sales and profitability in the future. Additionally, the value of net assets and other intangible assets acquired may become impaired.

     In April 1998, we acquired Amray, Inc. (Amray) for 1,800,000 shares of our common stock accounted for under the pooling of interest method of accounting. A privately-owned provider of scanning electron microscope systems, Amray's historical operations, net assets, and cash flows were less than 3% of our consolidated financial results and, therefore, were not reflected in the consolidated financial results prior to the acquisition. We incurred $2 million in professional fees and restructuring charges related to this acquisition.

RESTRUCTURING AND OTHER CHARGES. During fiscal 1999, we implemented a restructuring plan to address the impact on our business of the downturn in the semi-conductor industry. Estimated restructuring costs of $35 million are classified in four main categories: facilities, inventory, severance and benefits, and other restructuring costs. Facilities costs of $12 million include $8 million for lease expense resulting from consolidation and closure of certain offices located primarily in the United States and Japan; $3 million for leasehold improvements impaired in those facilities; and $1 million in other facilities-related exit costs. Inventory-related costs of $10 million resulted from impaired assets related to unique parts and non-cancelable purchase commitments of certain development programs, which were terminated as part of the realignment and streamlining of our product lines. Severance and benefit-related costs of $8 million include involuntary termination of approximately 250 personnel from manufacturing, engineering, sales, marketing, and administration throughout the United States, Japan and Europe. Other restructuring costs of $5 million relate primarily to the write-off of software licenses and related non-cancelable maintenance contracts for closed locations.

    Of the $35 million restructuring accrual, we utilized $18 million as of June 30, 1999. Payments under severance plans and contractual obligations that existed when the plan was executed are expected to extend into fiscal 2001. Facilities and severance payments of $8 million and $6 million, respectively, are expected to be spread fairly evenly over the next ten fiscal quarters. Inventory related costs of $3 million are expected to be incurred as assets are disposed during the first two quarters of fiscal 2000.

    During fiscal 1997, we recorded charges totaling $61 million for merger, restructuring and other non-recurring events. Of this amount, $46 million was the result of the merger between KLA Instruments and Tencor Instruments on April 30, 1997, $6 million was a result of the write-off of a Tencor bad debt and $9 million was additional restructuring charges, primarily related to lease exit costs incurred by Tencor Instruments prior to the merger. This restructuring plan was completed as of December 31, 1998.

INTEREST INCOME AND OTHER, NET

Interest income and other, net is comprised primarily of gains realized on sales of marketable securities, interest income earned on the investment and cash portfolio and income recognized upon settlement of certain foreign currency contracts. The increase in fiscal 1999 as compared to fiscal 1998 was primarily attributable to $17 million in gains realized on sale of equity securities held in a former supplier company. The increase in fiscal 1998 as compared to fiscal 1997 was primarily the result of income realized upon settlement of foreign currency contracts and interest resulting from higher average investment balances.

PROVISION FOR INCOME TAXES

KLA-Tencor's effective income tax rate decreased to 22% in fiscal 1999 from 35% in fiscal 1998 and 39% in fiscal 1997. In general, our effective income tax rate differs from the statutory rate of 35% largely as a function of benefits realized from our Foreign Sales Corporation, income derived from tax exempt interest, foreign taxes, state taxes, and non-deductible merger and acquisition related costs. During fiscal 1999, income related to tax exempt interest increased as a component of total net income and resulted in a significantly lower effective tax rate as compared to fiscal 1998 and fiscal 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

Working capital was $590 million as of June 30, 1999 compared to $606 million as of June 30, 1998. The major components of working capital and liquidity continue to be over $300 million of cash, cash equivalents and short-term investments. In addition, we maintained in excess of $400 million in marketable securities classified as long-term as of June 30, 1998 and 1999. Cash provided by operating activities was $122 million, $74 million and $246 million in fiscal 1999, 1998 and 1997, respectively. The increase in cash provided by operating activities in fiscal 1999 compared to fiscal 1998 was primarily due to decreased levels of accounts receivable and inventory and, increases in depreciation and amortization, partially offset by decreases in net income, accounts payable, other current liabilities and increases in other assets. The decrease in cash provided by operating activities in fiscal 1998 from fiscal 1997 reflects increases in accounts receivable, inventories, and other assets and decreases in depreciation and amortization, partially offset by increases in net income and other current liabilities.

    During fiscal 1999, we invested $61 million in the acquisition of capital assets. Of this amount, we spent $27 million during fiscal 1999 to acquire land and buildings that previously were leased. The remainder of these expenditures related to the purchase of computers and manufacturing equipment. Capital expenditures for each of the fiscal years 1998 and 1997 were $64 million and $57 million, respectively, and related primarily to purchase of computers and manufacturing equipment.

     During fiscal 1999, we sold, with recourse, trade notes and accounts receivable from Japanese customers. As of June 30, 1999, $29 million of these receivables were outstanding. In addition, during fiscal 1998, we entered into certain lease arrangements in Milpitas and San Jose, California. In connection with these agreements, we have a contingent liability to the lessor for $100 million in residual value guarantees of the properties under lease. The impact of these agreements is not expected to be material to our liquidity. We believe that the existing cash balances and investments, along with cash generated from operations, will be sufficient to meet our working capital requirements through fiscal year 2000.

     In August 1997, we initiated the systematic repurchase of shares of our common stock in the open market to reduce the dilution created by our stock-based employee benefit and incentive plans. In fiscal 1999, we repurchased 1,076,000 shares of our common stock at an average price of $45.32 per share, for a total cash outlay of $49 million. In fiscal 1998, we repurchased 378,000 shares of our common stock at an average price of $42.43 per share, for a total cash outlay of $16 million.

YEAR 2000 ISSUE

The Year 2000 computer issue presents risks for us as it does for other companies. The Year 2000 problem arises from the use of a two-digit field to identify years in computer programs, and the assumption of a single century, the 1900s. Any program so created may read, or attempt to read, "00" as the year 1900. There are two other related issues which could also lead to incorrect calculations or failure. First, some systems' programming assigns special meaning to certain dates, and second, the year 2000 is a leap year. Accordingly, some computer hardware and software, including programs embedded within machinery and parts, will need to be modified prior to the year 2000 in order to remain functional. We use a significant number of computer software programs and operating systems in our internal operations, including applications used in our financial, product development, order management and manufacturing systems, as well as in the products we manufacture and sell. Additionally, we are dependent upon our critical suppliers, contract manufacturers, other vendors, and customers to determine if their operations, products, services and the payments they provide are Year 2000 ready.

    The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause errors or operating problems that would disrupt business operations. If this occurs in our internal systems it could adversely affect our ability to process orders, forecast production requirements or issue invoices. A significant failure of our computer integrated manufacturing systems that monitor and control factory equipment, would disrupt manufacturing operations and cause a delay in the completion and shipping of products. Similarly, if our critical suppliers' or customers' systems or products fail because of a Year 2000 malfunction, their disruption could negatively affect our operating results. Finally, if our own products malfunctioned as a result of a failure in date recognition, we could experience warranty claims and litigation.

YEAR 2000 READINESS PROGRAM. To avoid these kinds of disruptions, KLA-Tencor commenced a broad-ranging Year 2000 readiness program during fiscal 1997. The Year 2000 project was established to ensure that all of our company-wide systems, components, infrastructure, critical suppliers and products will operate in such a manner that business is uninterrupted into and beyond the year 2000. The goals of the Year 2000 readiness project were to:

    -   establish and maintain up-to-date communication with users;

    - determine systems/items that need to be addressed for Year 2000 readiness;

    -   test the above systems;

    -   correct Year 2000 problems as necessary;

    -   maintain sustained support;

    -   develop a contingency/recovery plan for unanticipated Year 2000 issues.

    We are on schedule to meet each of these goals in our three main areas of focus. The three focus areas of our Year 2000 readiness program are: internal information and operating systems, our supply chain, and external product readiness.

INTERNAL INFORMATION AND OPERATING SYSTEMS. The first focus area is our internal information and operating systems. The project team for information and operating systems is composed of managers and individual contributors from our computer information systems group and other functional areas including finance and human resources, augmented by representatives from each operational division. We also have project managers responsible for readiness in functional areas such as treasury, facilities, security, engineering, manufacturing, and service. This internal Year 2000 readiness project includes three major activities:

    - Inventory collection and categorization, which includes identification of all our systems and items that need to be addressed for Year 2000 readiness and creation of a master list categorized by critical need;

    - Assessment, in which each functional group evaluates the readiness of systems inventoried, including as necessary, researching vendor documentation, direct vendor contact, code search, and/or execution of a detailed test plan; and

    - Remediation or correction of the problems found, which include vendor-provided application patches, correction of bugs as necessary and needed upgrades of software and hardware.

SUPPLY CHAIN. The second area of emphasis in our Year 2000 readiness program is to ensure our supply chain is prepared. Product divisions identified over 400 key suppliers that needed to be evaluated. Questionnaires were sent to each of these suppliers, whose responses were reviewed and classified. On-site audits were performed at 37 critical suppliers where readiness issues could be of serious consequence to KLA-Tencor operations. In addition, over 100 more suppliers are being systematically reviewed by telephone to confirm that their preparations will be completed as required. As of June 30, 1999 we were able to classify all our key suppliers as low risk with respect to Year 2000 readiness,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


and we continue to monitor the addition of new suppliers to assure readiness is maintained. However, the readiness of third parties overall varies widely. Because our readiness is dependent on timely Year 2000 readiness of third parties, there can be no assurances that our efforts alone will resolve all Year 2000 issues applicable to our internal processes or our products.

EXTERNAL PRODUCTS. The final area of focus for our Year 2000 readiness program is our external products. KLA-Tencor has over 18,000 installed tools at our customers' sites. We know that Year 2000 readiness is a major issue for our customers, who face critical logistical issues in assuring their continued operations. Our field service engineers have audited the majority of our tools for their configuration to determine what needs to be done to bring our products, including older out-of-warranty products, to a state of readiness for the year 2000. Readiness, upgrade requirements or "never ready" status has been reviewed through a series of system audits and an implementation plan put in place as required for each of our products. Information regarding the readiness of all our products is available on our corporate web site at www.kla-tencor.com. The framework of this project is similar to that established for our internal systems. This program has covered several key areas including date inspections, operating system investigations, runtime tests, software inspections and third party software component inventory. As of the end of fiscal 1999, we have met the majority of the goals of this project, and we continue to address the remaining issues to ensure accurate information will be available prior to January 1, 2000.

COSTS TO ADDRESS YEAR 2000 READINESS. Although a large portion of our Year 2000 readiness program used existing internal resources, we estimate we have incurred approximately $5 million of incremental external spending directly associated with this program through June 30, 1999. We anticipate we will incur future incremental external spending to complete our readiness program of approximately $3 million. However, the actual future incremental spending may prove to be higher. Also, this estimate does not include the costs that could be incurred if one or more of our significant third party service providers fails to achieve Year 2000 readiness. We have not separately identified the costs incurred for our Year 2000 readiness program that are the result of use of internal resources and therefore, these costs are not included in the above estimates.

YEAR 2000 UNCERTAINTIES. Based on currently available information, management does not believe that the Year 2000 issues related to internal systems or products sold by us to customers, as discussed above, will have a material impact on our financial condition or overall trends in results of operations. While we have undertaken a Year 2000 readiness program and have performed extensive testing of our internal systems and the products we manufacture, we are uncertain to what extent we may be affected by such matters. A significant disruption of our financial management and control systems or a lengthy interruption in our manufacturing operations caused by a Year 2000 readiness program-related issue could result in a material adverse impact on our operating results and financial condition. A supplier's failure to ensure Year 2000 capability or our customer's concerns about Year 2000 readiness of our product could seriously harm our business.

     We believe that Year 2000 readiness will be achieved prior to January 1, 2000, however, due to the substantial nature of the work and the extensive testing that must take place, there can be no assurance that there will not be delays or material costs associated with the plan or that there will not be adverse effects on operations relating to or as a result of Year 2000 readiness planning and implementation, or that such programs will successfully detect and remedy all potential Year 2000 problems in advance.

OTHER FACTORS AFFECTING RESULTS,

INCLUDING RISKS AND UNCERTAINTIES

SEMICONDUCTOR EQUIPMENT INDUSTRY VOLATILITY. The semiconductor equipment industry is highly cyclical. The purchasing decisions of our customers are highly dependent on the economies of both the local markets in which they are located and the semiconductor industry worldwide. The timing, length and severity of the up-and-down cycles in the semiconductor equipment industry are difficult to predict. For example, demand for our products increased in fiscal 1998 from the prior year, but decreased in fiscal 1999, primarily as a result of widespread economic difficulties experienced in Japan and other parts of the Asia Pacific region. This cyclical nature of our marketplace affects our ability to accurately budget our expense levels, which are based in part on our projections of future revenues. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected and cost reduction measures may be necessary in order for us to remain competitive and financially sound. For example, during the second quarter of fiscal 1999, we implemented a restructuring plan that resulted in a non-recurring pre-tax charge of $35 million. During a down cycle we must be in a position to adjust our cost and expense structure to the prevailing market condition and to continue to motivate and retain our key employees. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles. If we fail to respond to industry cycles, our business could be seriously harmed.

     During the most recent down cycle, the semiconductor industry experienced excess production capacity that caused semiconductor manufacturers to decrease capital spending. We generally do not have long-term volume production contracts with our customers and we do not control the timing or volume of orders placed by our customers. Whether and to what extent our customers place orders for any specific products and the mix and quantities of products included in those orders are factors beyond our control. Insufficient orders will result in under-utilization of our manufacturing facilities and infrastructure and will negatively affect our operating results and financial condition.

FLUCTUATIONS IN OPERATING RESULTS AND STOCK PRICE. Our operating results have varied widely in the past and our future operating results will continue to be subject to quarterly variations based upon a wide variety of factors including those listed in this section and throughout this Annual Report. In addition, future operating results may not follow any past trends. The factors we believe make our results more likely to fluctuate and difficult to predict include:

    -   the cyclical nature of the semiconductor industry;

    -   change in the price and profitability of our products;

    -   the timing of new product introductions;

    -   our ability to develop and implement new technologies;

    -   delays in our customers' schedules for fulfillment of orders;

    -   potential cancellation of contracts by major customers; and

    -   our ability to manage our manufacturing requirements.

     Operating results also could be affected by sudden changes in customer requirements, currency exchange rate fluctuations and other economic conditions affecting

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

customer demand and the cost of operations in one or more of the global markets in which we do business. As a result of these or other factors, we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Our failure to meet the performance expectations set and published by external sources could result in a sudden and significant drop in the price of our stock, particularly on a short-term basis, and could negatively affect the value of any investment in our stock.

INTERNATIONAL TRADE AND ECONOMIC CONDITIONS. Ours is an increasingly global market. In fiscal 1997, 1998 and 1999, a significant percentage of our revenues were derived from outside the United States and we expect that international revenues will continue to represent a substantial percentage of our revenues. Our international revenues and operations are affected by economic conditions specific to each country and region. Although economies in the Asia Pacific region have stabilized to some degree, compared to early-to-mid fiscal 1999, and certain countries such as Taiwan have relatively healthy economies, we remain cautious about general macroeconomic developments in the Asia Pacific region, particularly Japan. Japan's economy is important to the overall financial health of the region. If the economies in the Asia Pacific region stagnate or deteriorate, the economies of other regions could also be adversely affected. Because of our significant dependence on international revenues, our operating results could be negatively affected by a continued or additional decline in the economies of any of the countries or regions in which we do business.

    Managing global operations and sites located throughout the world presents challenges associated with, among other things, cultural diversity and organizational alignment. Moreover, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period. Periodic local or international economic downturns, trade balance issues, political instability and fluctuations in interest and currency exchange rates could negatively affect our business and results of operations. Although we attempt to manage near term currency risks through the use of hedging instruments, there can be no assurance that such efforts will be adequate.

COMPETITION. Our industry includes large manufacturers with substantial resources to support customers world-wide. Our future performance depends, in part, upon our ability to continue to compete successfully worldwide. Some of our competitors are diversified companies with greater financial resources and more extensive research, engineering, manufacturing, marketing and customer service and support capabilities than we can provide. We face competition from companies whose strategy is to provide a broad array of products, some of which compete with the products and services that we offer. These competitors may bundle their products in a manner that may discourage customers from purchasing our products. In addition, we face competition from smaller emerging semiconductor equipment companies whose strategy is to provide a portion of the products and services which we offer, using innovative technology to sell products into specialized markets. Loss of competitive position could impair our prices, customer orders, revenues, gross margins, and market share, any of which would negatively affect our operating results and financial condition. Our failure to compete successfully with these other companies would seriously harm our business.

TECHNOLOGICAL CHANGE AND CUSTOMER REQUIREMENTS. Success in the semiconductor equipment industry depends, in part, on continual improvement of existing technologies and rapid innovation of new solutions. For example, the semiconductor industry continues to shrink the size of semiconductor devices and recently has begun to commercialize the process of copper-based interconnects. These and other evolving customer needs require us to respond with continued development programs and to cut back or discontinue older programs which may no longer have industry-wide support. Technical innovations are inherently complex and require long development cycles and appropriate professional staffing. Our competitive advantage and future business success depend on our ability to accurately predict evolving industry standards, develop and introduce new products which successfully address changing customer needs, win market acceptance of these new products and manufacture these new products in a timely and cost-effective manner. If we do not develop and introduce new products and technologies in a timely manner in response to changing market conditions or customer requirements, our business could be seriously harmed.

    In this environment, we must continue to make significant investments in research and development in order to enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. There can be no assurance that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements or that we will be able to secure the financial resources necessary to fund future development. Substantial research and development costs typically are incurred before we confirm the technical feasibility and commercial viability of a product, and not all development activities result in commercially viable products. In addition, we cannot ensure that these products or enhancements will receive market acceptance or that we will be able to sell these products at prices that are favorable to us. Our business will be seriously harmed if we are unable to sell our products at favorable prices or if our products are not accepted by the market in which we operate.

KEY SUPPLIERS. We use a wide range of materials in the production of our products including custom electronic and mechanical components, and we use numerous suppliers to supply materials. We generally do not have guaranteed supply arrangements with our suppliers. Because of the variability and uniqueness of customers' orders, we do not maintain an extensive inventory of materials for manufacturing. We seek to minimize the risk of production and service interruptions and/or shortages of key parts by selecting and qualifying alternative suppliers for key parts, monitoring the financial stability of key suppliers, and maintaining appropriate inventories of key parts. Although we make reasonable efforts to ensure that parts are available from multiple suppliers, key parts may be available only from a single supplier or a limited group of suppliers. There can be no assurance that our business will not be harmed if we do not receive sufficient parts to meet our production requirements in a timely and cost-effective manner.

    Operations at our primary manufacturing facilities and our assembly subcontractors are subject to disruption for a variety of reasons, including work stoppages, fire, earthquake, flooding or other natural disasters, as well as Year 2000 related problems. Such disruption could cause delays in shipments of products to our customers. We cannot ensure that alternate production capacity would be available if a major disruption were to occur, or that if it were available, it could be obtained on favorable terms. Such a disruption could result in cancellation of orders or loss of customers and could seriously harm our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTELLECTUAL PROPERTY OBSOLESCENCE AND INFRINGEMENT. Our success is dependent in part on our technology and other proprietary rights. We own various United States and international patents and have additional pending patent applications relating to some of our products and technologies. The process of seeking patent protection is lengthy and expensive, and we cannot be certain that pending or future applications will actually result in issued patents, or that, issued patents will be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. Other companies and individuals, including our larger competitors, may develop technologies that are similar or superior to our technology or design around the patents we own.

    We also maintain trademarks on certain of our products and services and claim copyright protection for certain proprietary software and documentation. However, we can give no assurance that our trademarks and copyrights will be upheld or successfully deter infringement by third parties.

    While patent, copyright and trademark protection for our intellectual property is important, we believe our future success in highly dynamic markets is most dependent upon the technical competence and creative skills of our personnel. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants and through other security measures. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. We also maintain exclusive and non-exclusive licenses with third parties for strategic technology used in certain products. However, these employees, consultants and third parties may breach these agreements, and we may not have adequate remedies for wrongdoing. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

    As is typical in the semiconductor equipment industry, from time to time we have received communications from other parties asserting the existence of patent rights, copyrights, trademark rights or other intellectual property rights which they believe cover certain of our products, processes, technologies or information. Our customary practice is to evaluate such assertions and consider whether to seek licenses where appropriate. Based on industry practice and prior experience, we believe that licenses or other rights, if necessary, will be available on commercially reasonable terms for existing or future claims. Nevertheless, we cannot ensure that licenses can be obtained, or if obtained will be on acceptable terms or that litigation or other administrative proceedings will not occur. The inability to obtain necessary licenses or other rights on reasonable terms could seriously harm our operating results and financial condition.

KEY EMPLOYEES. Our employees are vital to our success, and our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies worldwide has increased demand and competition for qualified personnel. We may not be able to attract, assimilate or retain additional highly qualified employees in the future. These factors could seriously harm our business.

ACQUISITIONS. We seek to develop new technologies from both internal and external sources. As part of this effort, we may make acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including management issues and costs in connection with integration of the operations, technologies, and products of the acquired companies, possible write-downs of impaired assets, and the potential loss of key employees of the acquired companies. The inability to manage these risks effectively could seriously harm our business.

LITIGATION. From time to time we are involved in litigation which alleges infringement of intellectual property rights and other damages. This type of litigation tends to be expensive and requires significant management time and attention. In addition, if we lose in this type of litigation, a court could require us to pay substantial damages and/or royalties, prohibiting us from using essential technologies. For these and other reasons, this type of litigation could have a material adverse effect on our business, financial condition and results of operations. Also, although we may seek to obtain a license under a third party's intellectual property rights in order to bring an end to certain claims or actions asserted against us, we may not be able to obtain such a license on reasonable terms or at all.

EFFECTS OF RECENT
ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). It establishes accounting and reporting standards for derivative instruments including stand-alone instruments, such as forward currency exchange contracts and interest note swaps or embedded derivatives, such as conversion options contained in convertible debt investments and requires that these instruments be marked-to-market on an ongoing basis. We are required to adopt SFAS 133 in the first quarter of our fiscal year ending June 30, 2001. The effect of SFAS No. 133 will not be material to our financial statements.

MARKET RISK DISCLOSURE

KLA-Tencor is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, we utilize derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial position at June 30, 1999. Actual results may differ materially.

    At the end of fiscal 1999, we had an investment portfolio of fixed income securities of $457 million, excluding those classified as cash and cash equivalents (see Note 4 of Notes to Consolidated Financial Statements). These securities, as with all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of June 30, 1999, the fair value of the portfolio would decline by $8 million.

    As of June 30, 1999 we had forward contracts to sell $221 million in foreign currency in order to hedge currency exposures (see Note 1 of the Notes to the Consolidated Financial Statements). The fair market value of these contracts, based on prevailing exchange rates on June 30, 1999, was $218 million. A 10% adverse move in currency exchange rates affecting the contracts would decrease the fair value of the contracts by $20 million. However, if this occurred, the fair value of the underlying exposures hedged by the contracts would increase by a similar amount. Accordingly, we believe that the hedging of our foreign currency expenses should have no material impact to the income or cash flows.

CONSOLIDATED BALANCE SHEETS



June 30, (in thousands, except per share data)                          1998             1999

ASSETS

Current assets:
    Cash and cash equivalents                                     $  215,970       $  271,488
    Short-term investments                                            92,343           59,574
    Accounts receivable, net                                         304,140          280,070
    Inventories                                                      234,565          195,679
    Deferred income taxes                                             90,729          113,037
    Other current assets                                              18,624           22,493
                                                                  ----------       ----------
        Total current assets                                         956,371          942,341

Land, property and equipment, net                                    140,937          168,335
Marketable securities                                                415,168          424,121
Other assets                                                          35,921           50,103

        Total assets                                              $1,548,397       $1,584,900
                                                                  ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable                                                 $   21,482       $   14,567
    Accounts payable                                                  46,353           35,249
    Other current liabilities                                        282,848          302,501
                                                                  ----------       ----------
        Total current liabilities                                    350,683          352,317

Commitments and contingencies (Note 7)

Stockholders' equity:
    Common stock, $0.001 par value, 250,000 authorized,
      87,444 and 88,682 shares issued and outstanding                     87               89
    Capital in excess of par value                                   497,496          504,263
    Retained earnings                                                683,836          723,048
    Accumulated other comprehensive income                            16,295            5,183

        Total stockholders' equity                                 1,197,714        1,232,583
                                                                  ----------       ----------
        Total liabilities and stockholders' equity                $1,548,397       $1,584,900
                                                                  ==========       ==========

          See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME




Year ended June 30, (in thousands, except per share data)               1997             1998           1999

Revenues                                                          $1,031,824       $1,166,325       $843,181
                                                                  ----------       ----------       --------
Costs and operating expenses:
    Cost of goods sold                                               471,910          554,917        447,059
    Engineering, research and development                            134,105          181,903        164,699
    Selling, general and administrative                              219,425          242,400        199,057
    Non-recurring acquisition, restructuring
      and other charges                                               60,552           22,474         42,700
                                                                  ----------       ----------       --------
        Total costs and operating expenses                           885,992        1,001,694        853,515

Income (loss) from operations                                        145,832          164,631       (10,334)

Interest income and other, net                                        28,147           41,680         60,643
                                                                  ----------       ----------       --------
Income before income taxes                                           173,979          206,311         50,309

Provision for income taxes                                            68,583           72,215         11,097
                                                                  ----------       ----------       --------
Net income                                                        $  105,396       $  134,096       $ 39,212
                                                                  ==========       ==========       ========

Earnings per share:
Basic                                                             $     1.29       $     1.58       $   0.45
Diluted                                                           $     1.24       $     1.52       $   0.43

Weighted average number of shares:
Basic                                                                 81,943           85,097         87,737
Diluted                                                               85,203           88,522         91,672

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                  Common Stock and Capital
                                                   in Excess of Par Value                           Accumulated
                                                   -----------------------           Retained       other compre-
(in thousands)                                     Shares           Amount           Earnings       hensive income      Totals
---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1996                          81,746       $   426,430       $   437,310      $     7,259       $   870,999

    Components of comprehensive income:

        Net income                                     --                --           105,396               --           105,396
        Change in unrealized gain
           on investments                              --                --                --            8,388             8,388
        Currency translation adjustments               --                --                --           (2,048)           (2,048)
                                                                                                                         -------
             Total comprehensive income                --                --                --               --           111,736
                                                                                                                         -------
    Net issuance under employee stock plans         2,013            22,235                --               --            22,235
    Tax benefits of stock option transactions          --             9,643                --               --             9,643
---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1997                          83,759           458,308           542,706           13,599         1,014,613

    Components of comprehensive income:

        Net income                                     --                --           134,096               --           134,096
        Change in unrealized gain
           on investments                              --                --                --            8,517             8,517
        Currency translation adjustments               --                --                --           (5,821)           (5,821)
                                                                                                                         -------
             Total comprehensive income                --                --                --               --           136,792
                                                                                                                         -------
    Net issuance under employee stock plans         2,263            34,537                --               --            34,537
    Repurchase of common stock                       (378)          (16,038)               --               --           (16,038)
    Tax benefits of stock option transactions          --            20,529                --               --            20,529
    Issuance of common stock in connection
      with acquisition                              1,800               247             7,034               --             7,281
---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1998                          87,444           497,583           683,836           16,295         1,197,714

    Components of comprehensive income:

        Net income                                     --                --            39,212               --            39,212
        Change in unrealized gain
           on investments                              --                --                --          (14,877)          (14,877)
        Currency translation adjustments               --                --                --            3,765             3,765
                                                                                                                         -------
             Total comprehensive income                --                --                --               --            28,100
                                                                                                                         -------
    Net issuance under employee stock plans         2,314            41,324                --               --            41,324
    Repurchase of common stock                     (1,076)          (48,767)               --               --           (48,767)
    Tax benefits of stock option transactions          --            14,212                --               --            14,212
---------------------------------------------------------------------------------------------------------------------------------
Balances at June 30, 1999                          88,682       $   504,352       $   723,048      $     5,183       $ 1,232,583
=================================================================================================================================


          See accompanying notes to consolidated financial statements.


Year ended June 30, (in thousands)                                         1997            1998            1999
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                         $105,396        $134,096       $  39,212
    Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                                    52,340          38,917          48,217
        Restructuring charges                                                --              --          35,000
        In-process technology                                                --          20,546           7,700
        Net gain on sale of marketable securities                            --              --        (18,819)
        Deferred income taxes                                          (17,267)        (46,225)        (27,930)
        Changes in assets and liabilities:
             Accounts receivable                                         34,859        (57,542)          40,898
             Inventories                                                 21,307        (62,271)          30,834
             Other assets                                              (11,817)        (16,951)        (15,449)
             Accounts payable                                           (3,580)           3,821        (12,145)
             Other current liabilities                                   64,737          59,769         (5,172)
---------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                  245,975          74,160         122,346
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Purchase of technology and net assets                                    --        (18,771)        (10,047)
    Purchase of property and equipment                                 (56,793)        (64,389)        (60,736)
    Purchases of available for sale securities                        (997,283)       (915,185)       (598,170)
    Proceeds from sale of available for sale securities                 870,391         825,643         631,188
---------------------------------------------------------------------------------------------------------------
             Net cash used in investing activities                    (183,685)       (172,702)        (37,765)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Issuance of common stock, net                                        22,235          34,537          41,324
    Stock repurchases                                                        --        (16,038)        (48,767)
    Net payments under short term debt obligations                      (6,752)         (2,636)         (8,714)
---------------------------------------------------------------------------------------------------------------
             Net cash provided by (used in) financing activities         15,483          15,863        (16,157)
---------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents              (252)          19,424        (12,906)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     77,521        (63,255)          55,518
Cash and cash equivalents at beginning of period                        201,704         279,225         215,970
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                             $279,225        $215,970        $271,488
===============================================================================================================

Supplemental cash flow disclosures:
Income taxes paid                                                     $  68,430       $  85,394       $  10,437
Interest paid                                                         $   1,551       $   2,303       $   2,073


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1   SUMMARY OF SIGNIFICANT

ACCOUNTING POLICIES

DESCRIPTION OF THE OPERATIONS AND PRINCIPLES OF CONSOLIDATION. KLA-Tencor Corporation ("the Company") is a global provider of yield management solutions for semiconductor manufacturing and related industries. The Company has subsidiaries in the United States and in key markets throughout the world. The consolidated financial statements include the financial statements of KLA-Tencor and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

CASH EQUIVALENTS AND INVESTMENTS. Cash equivalents consist of highly liquid investments that are valued at amortized cost, which approximates market value, and have original maturity dates of three months or less from the date of acquisition. Investments include debt and equity securities with maturities greater than three months from the date of acquisition. The Company has classified all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes, until realized.

INVENTORIES. Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Demonstration units are stated at their manufacturing cost and reserves are recorded to state the demonstration units at their net realizable value.

PROPERTY AND EQUIPMENT. Property and equipment are recorded at cost. Depreciation of property and equipment is based on the straight-line method over the estimated useful lives of the assets, which are 30 years for buildings, 10 years for building improvements, 5 to 7 years for furniture and fixtures, and 3 to 5 years for machinery and equipment. The life of the lease or the useful life, whichever is shorter, is used for the amortization of leasehold improvements.

CONCENTRATION OF CREDIT RISK. Financial instruments, which potentially subject the Company to credit risk, consist principally of investments, accounts receivable and financial instruments used in hedging activities.

    Investments are maintained with high-quality institutions, and the composition and maturities of investments are regularly monitored by management. Generally, these securities are traded in a highly liquid market, may be redeemed upon demand and bear minimal risk. The Company, by policy, limits the amount of credit exposure to any one financial institution or commercial issuer. The Company has not experienced any material losses on its investments.

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

FOREIGN CURRENCY. The functional currencies of the Company's significant foreign subsidiaries are the local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current period end exchange rates, and revenues and expenses are translated to U.S. dollars using weighted average exchange rates in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly into a separate component of stockholders' equity under the caption "Accumulated other comprehensive income." Currency transaction gains and losses have not been significant.

    The Company's foreign subsidiaries operate and sell the Company's products in various global markets. As a result, the Company is exposed to changes in interest rates and foreign currency exchange rates. The Company utilizes foreign currency forward exchange contracts to hedge against certain future movements in foreign exchange rates that affect certain foreign currency denominated sales and purchase transactions. The Company attempts to match the forward contracts with the underlying items being hedged in terms of currency, amount, and maturity. The Company does not use derivative financial instruments for speculative or trading purposes. Since the impact of movements in currency exchange rates on forward contracts offsets most of the related impact on the exposures hedged, these financial instruments generally do not subject the Company to speculative risk that would otherwise result from changes in currency exchange rates. Realized gains and losses on forward exchange contracts are included in interest income and other, net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated receivable and payable balances. The cash flows related to gains and losses on these contracts are classified in the same category as the hedged transactions in the Consolidated Statements of Cash Flows.

    At June 30, 1999, the Company had forward exchange contracts maturing throughout fiscal 2000 and early fiscal 2001 to sell and purchase $247 million and $26 million, respectively, in foreign currency, primarily Japanese yen. At June 30, 1998, the Company had forward contracts maturing throughout fiscal 1999 and early 2000 to sell and purchase $219 million and $6 million, respectively, in foreign currency, primarily Japanese yen. Of the forward exchange contracts existing at June 30, 1999, $119 million and $12 million of contracts hedge foreign currency assets and liabilities, respectively, were carried on the consolidated balance sheet as of June 30, 1999, and consequently, the consolidated financial statements reflect the fair market value of the contracts and their underlying transactions. Contracts of $128 million and $14 million hedge firm commitments for future sales and purchases, respectively, denominated in foreign currency. The fair market value of these contracts on June 30, 1999, based upon prevailing market rates on that date, was $126 million and $13 million, respectively. As of June 30, 1999, and based on prevailing market rates on that date, the unrealized loss on each set of contracts was $1 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company has evaluated the estimated fair value of financial instruments using available market information and valuation methodologies. The amounts reported as investments and bank borrowings reasonably estimate their fair value. The fair value of the Company's cash, cash equivalents, accounts receivable, accounts payable and other current liabilities approximates the carrying amount due to the relatively short maturity of these items.

REVENUE RECOGNITION. The Company recognizes revenue when the product has been shipped and collection of the resulting receivable is probable. A provision for the estimated costs of fulfilling warranty and installation obligations is recorded at the time the related revenue is recognized. Service and maintenance contract revenues are deferred and recognized ratably over the period of the related contract.

EARNINGS PER SHARE. The Company computes its earnings per share under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" (EPS). Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by using the weighted average number of common shares outstanding during the period and gives effect to all dilutive potential common shares outstanding during the period. The reconciling difference between the computation of basic and diluted earnings per share for all periods presented is the inclusion of the dilutive effect of stock options issued to employees under employee stock option plans.

    Options to purchase 760,287, 1,078,708, and 674,028 shares were outstanding at June 30, 1999, 1998, and 1997 respectively, but not included in the computation of diluted EPS because the exercise price was greater than the average market price of common shares in each respective year. The exercise price ranges of these options

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


were $42.25 to $69.88, $48.06 to $69.88, and $33.81 to $48.31 at June 30, 1999,
1998 and 1997 respectively.

MANAGEMENT ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION PLANS. The Company accounts for its employee stock option plans and employee stock purchase plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25, "Accounting for Stock Issued to Employees." The Company provides additional proforma disclosure required by Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation" (see Note 6).

RECLASSIFICATIONS. Certain amounts in fiscal years prior to 1999 have been reclassified to conform to the 1999 financial statement presentation.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards for derivative instruments including stand-alone instruments, such as forward currency exchange contracts and interest note swaps or embedded derivatives, such as conversion options contained in convertible debt investments and requires that these instruments be marked-to-market on an ongoing basis. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or stockholders' equity, depending on the nature of the transaction. The Company currently only participates in hedge transactions of assets, liabilities and firm commitments and does not anticipate that the adoption of this Statement will have a material impact on the financial statements as the gains and losses on the hedge transactions offset the losses and gains on the underlying items being hedged. The Company is required to adopt SFAS 133 in the first quarter of its fiscal year ending June 30, 2001.


NOTE 2   BALANCE SHEET COMPONENTS

June 30, (in thousands)                          1998           1999
----------------------------------------------------------------------
Accounts receivable, net
  Accounts receivable, gross                 $ 312,402       $ 296,708
  Allowance for doubtful accounts               (8,262)        (16,638)
----------------------------------------------------------------------
                                             $ 304,140       $ 280,070
======================================================================
Inventories:
  Customer service parts                     $  31,671       $  41,276
  Raw materials                                 49,630          45,906
  Work-in-process                               79,238          52,913
  Demonstration equipment                       47,234          37,469
  Finished goods                                26,792          18,115
----------------------------------------------------------------------
                                             $ 234,565       $ 195,679
======================================================================
Property and equipment:
  Land                                       $  10,687       $  16,187
  Buildings and improvements                    11,169          30,370
  Machinery and equipment                      158,317         183,135
  Office furniture and fixtures                 22,280          24,742
  Leasehold improvements                        54,440          64,461
----------------------------------------------------------------------
                                               256,893         318,895
  Less: accumulated depreciation
    and amortization                          (115,956)       (150,560)
----------------------------------------------------------------------
                                             $ 140,937       $ 168,335
======================================================================
Other current liabilities:
  Warranty, installation and retrofit        $  60,008       $  44,665
  Compensation and benefits                    101,975         122,851
  Unearned revenue                              13,947          20,055
  Income taxes payable                          57,660          59,934
  Restructuring accrual                          4,586          16,930
  Other accrued expenses                        44,672          38,066
----------------------------------------------------------------------
                                             $ 282,848       $ 302,501
======================================================================
Accumulated other comprehensive income:
  Currency translation adjustments           $  (9,813)      $  (6,048)
  Unrealized gains on investments, net          26,108          11,231
----------------------------------------------------------------------
                                             $  16,295       $   5,183
======================================================================

NOTE 3   NON-RECURRING ACQUISITION,

RESTRUCTURING AND OTHER CHARGES

ACQUISITIONS. In December 1998, the Company purchased a confocal review station product and related technology from Uniphase Corporation for an aggregate purchase price of $3 million. Assets acquired of $3 million consisted primarily of inventory.

    In November 1998, the Company purchased assets and technology from Keithley Instruments, Inc. for an aggregate purchase price of $10 million. The corona wire gate oxide monitoring tool technology we acquired had not yet reached the alpha stage and the cost to complete the development of this equipment was estimated at the time of acquisition to be $1 million. The Company recorded a charge of $8 million for purchased in-process research and development, representing the appraised value of product that was not considered to have reached technological feasibility. The calculated appraised value under the income approach used by the Company did not differ materially from the result under the percentage of completion approach currently preferred by the Securities and Exchange Commission. Net assets acquired of $1 million consisted primarily of inventory and equipment and the remaining $1 million was allocated to other intangibles including acquired technology and goodwill.

    In June 1998, the Company acquired Groff Associates, Inc. (dba VARS Inc.) for an aggregate purchase price of $13 million. The digital and in-line-monitoring image archiving retrieval software technology acquired had not yet reached the alpha stage and the cost to complete the development of these software products was estimated at the time of acquisition to be $2 million. The Company recorded a charge of $13 million for purchased in-process research and development, representing the appraised value of products that were not considered to have reached technological feasibility. The calculated appraised value under the income approach used by the Company did not differ materially from the result under the percentage of completion approach currently preferred by the Securities and Exchange Commission. The in-line monitoring image archiving retrieval software technology acquired had not reached commercial feasibility as of June 30, 1999. The value of the tangible net assets acquired was nominal.

    In May 1998, the Company acquired DeviceWare, Inc., a company in its development stage, for an aggregate purchase price of $3 million. The bit mapping defect characterization technology acquired had not yet reached the alpha stage and the cost to complete the development of this software product was estimated at the time of acquisition to be $1 million. The Company recorded a charge of $3 million for purchased in-process research and development, representing the appraised value of product that was not considered to have reached technological feasibility. The calculated appraised value under the income approach used by the Company did not differ materially from the result under the percentage of completion approach currently preferred by the Securities and Exchange Commission. The technology acquired had still not reached commercial feasibility as of June 30, 1999. The value of the tangible net assets acquired was nominal.

    In February 1998, the Company acquired Nanopro GmbH (Freiburg, Germany) for an aggregate purchase price of $3 million. This privately-held company specialized in the development of advanced interferometric wafer inspection. The identified in-process research and development of $3 million was estimated and expensed, as technological feasibility of the viable advanced interferometric wafer technology had not yet been reached. The technology acquired had not reached commercial feasibility as of June 30, 1999. The value of the tangible net assets acquired was nominal.

    Each of the above acquisitions was accounted for using the purchase method of accounting and the developmental products acquired were evaluated in the context of Interpretation 4 of SFAS No. 2 and SFAS No. 86. The allocation of the purchase price to in-process research and development cost was determined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



by identifying research projects in areas for which technological feasibility had not been established and no alternative future uses existed. Substantially all of the in-process research and development projects acquired were expected to be complete and generating revenues within the 24 months following the acquisition date. However, development of these technologies remains a significant risk due to the remaining effort required to achieve technical feasibility, rapidly changing customer markets and significant competitive threats from numerous companies. Failure to bring any of these products to market in a timely manner could adversely affect sales and profitability of the Company in the future. Additionally, the value of net assets and other intangible assets acquired may become impaired.

    In April 1998, the Company acquired Amray, Inc. (Amray) in exchange for 1,800,000 shares of its common stock accounted for under the pooling method of accounting. A privately-owned provider of scanning electron microscope systems, Amray's historical operations, net assets, and cash flows were less than 3% of the Company's consolidated financial results and, therefore, were not reflected in the consolidated financial results prior to the acquisition. The Company incurred $2 million in professional fees and restructuring charges related to this acquisition.

RESTRUCTURING AND OTHER CHARGES. In November 1998, the Company entered into a restructuring plan to address the downturn in the semiconductor industry. The plan included a consolidation of facilities, a write-down of assets associated with affected programs and a reduction in the Company's global workforce, resulting in a restructuring charge of $35 million. Restructuring costs have been assigned to four main categories including facilities, inventory, severance and benefits, and other restructuring charges. Facilities costs totaling $12 million include $8 million for lease expense resulting from consolidation and closure of certain offices located primarily in the U.S. and Japan; $3 million for leasehold improvements in those facilities; and $1 million in other facilities-related exit costs. Inventory-related costs of $10 million are assets related to unique parts and non-cancelable purchase commitments of certain development programs which were terminated as part of the realignment and streamlining of the Company's product lines. Severance and benefit-related costs totaling $8 million included involuntary termination of approximately 250 personnel from manufacturing, engineering, sales, marketing, and administration throughout the U.S., Japan and Europe during fiscal 1999. Other restructuring costs of $5 million relate primarily to the write-off of software licenses and related non-cancelable maintenance contracts for closed locations.

    Payments under certain contractual obligations, which existed as of the date the plan was executed, and certain severance agreements are expected to extend into fiscal 2001. Facilities and severance payments of $8 million and $6 million, respectively, are expected to be spread fairly evenly over the next ten fiscal quarters. Inventory dispositions of $3 million are expected to be executed during the first two quarters of fiscal 2000. The following table sets forth the restructuring during fiscal 1999 (in thousands):


                                                             Severance
                              Facilities     Inventory      and Benefits     Other         Total
---------------------------------------------------------------------------------------------------
Restructuring provision       $ 12,491       $  9,721       $  8,126       $  4,662       $ 35,000
Write-down of assets            (2,035)        (6,729)            --         (3,168)       (11,932)
Cash expenditures               (2,109)          (409)        (2,620)        (1,000)        (6,138)
---------------------------------------------------------------------------------------------------
Balance at June 30, 1999      $  8,347       $  2,583       $  5,506       $    494       $ 16,930
===================================================================================================

     During fiscal 1997, the Company recorded charges totaling $61 million for merger, restructuring and other non-recurring events. Of this amount, $46 million was the result of the merger between KLA Instruments and Tencor Instruments on April 30, 1997, $6 million was a result of the write-off of a Tencor bad debt and $9 million was additional restructuring charges primarily related to lease exit costs incurred by Tencor Instruments prior to the merger. This restructuring plan was completed as of December 31, 1998.

NOTE 4   INVESTMENTS

The amortized cost and estimated fair value of securities available for sale as of June 30, 1998 and 1999, are as follows (in thousands):

                         Gross         Gross         Gross       Estimated
                       Amortized     Unrealized    Unrealized      Fair
                         Cost          Gains         Losses        Value
--------------------------------------------------------------------------
June 30, 1998
U.S. Treasuries         $ 22,849      $    102      $     21      $ 22,930
Mortgage-backed
  securities              39,951           567            76        40,442
Municipal bonds          414,760         3,649           140       418,269
Corporate debt
  securities              63,439           155            53        63,541
Corporate equity
  securities              10,895        38,292            --        49,187
Other                     84,727           139           233        84,633
--------------------------------------------------------------------------
                         636,621        42,904           523       679,002
Less:cash
       equivalents       171,466            43            18       171,491
     short-term
       investments        73,260        19,406           323        92,343
--------------------------------------------------------------------------
Long-term
 investments            $391,895      $ 23,455      $    182      $415,168
==========================================================================
June 30, 1999
U.S. Treasuries         $ 53,097      $     85      $    728      $ 52,454
Mortgage-backed
  securities              40,522            51           421        40,152
Municipal bonds          386,719         1,358         2,416       385,661
Corporate debt
  securities              63,880            18           517        63,381
Corporate equity
  securities               5,931        21,164            --        27,095
Other                     93,075           123           357        92,841
--------------------------------------------------------------------------
                         643,224        22,799         4,439       661,584
Less:cash
       equivalents       177,891            --             2       177,889
     short-term
       investments        38,361        21,232            19        59,574
--------------------------------------------------------------------------
Long-term
  investments           $426,972      $  1,567      $  4,418      $424,121
==========================================================================

     The contractual maturities of securities classified as available for sale as of June 30, 1999, regardless of the consolidated balance sheet classification, are as follows (in thousands):

                                          Estimated
                                          Fair Value
----------------------------------------------------
Due within one year                       $204,106
Due after one year through five years      274,157
Due after five years                       156,226
----------------------------------------------------
                                          $634,489
====================================================

     Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The realized gains and losses for the year ended June 30, 1999 and 1998, were not material to the Company's financial position or results of operations.

NOTE 5   INCOME TAXES

The components of income before income taxes are as follows:

Year ended June 30,
(in thousands)                1997          1998          1999
----------------------------------------------------------------
Domestic income before
  income taxes              $152,778      $172,964      $ 30,097
Foreign income before
  income taxes                21,201        33,347        20,212
----------------------------------------------------------------
                            $173,979      $206,311      $ 50,309
================================================================

     The provision (benefit) for income taxes are comprised of the following:

Year ended June 30,
(in thousands)         1997             1998            1999
-------------------------------------------------------------
Current:
  Federal           $  66,439       $  94,402       $  22,902
  State                10,603          13,598           7,040
  Foreign               8,808          10,440           9,085
-------------------------------------------------------------
                       85,850         118,440          39,027
Deferred:
  Federal             (15,238)        (42,149)        (22,256)
  State                (1,766)         (4,376)         (6,273)
  Foreign                (263)            300             599
-------------------------------------------------------------
                      (17,267)        (46,225)        (27,930)
-------------------------------------------------------------
Provision for
  income taxes      $  68,583       $  72,215       $  11,097
=============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Actual current tax liabilities are lower than reflected above for fiscal years 1997, 1998 and 1999 by $10 million, $21 million and $14 million, respectively, due to the stock option deduction benefits recorded as credits to capital in excess of par value.

    The significant components of deferred income tax assets (liabilities) are as follows:

June 30, (in thousands)                      1998           1999
-------------------------------------------------------------------
Deferred tax assets:
  Federal and state loss and
    credit carryforwards                 $   1,633       $   5,231
  Employee benefits accrual                 26,606          27,889
  Non-deductible reserves and other         98,218         119,035
                                         ---------       ---------
                                           126,457         152,155
-------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                              (4,625)         (6,202)
  Unremitted earnings of
    foreign subsidiaries not
    permanently reinvested                 (11,501)        (12,138)
  Unrealized (gain) loss
    on investments                         (15,330)         (7,104)
  Other                                     (6,951)         (2,840)
                                         ---------       ---------
                                           (38,407)        (28,284)
-------------------------------------------------------------------
Deferred tax assets valuation
  allowance                                 (1,633)         (1,298)
                                         ---------       ---------
Total net deferred tax assets            $  86,417       $ 122,573
===================================================================

     The reconciliation of the United States federal statutory income tax rate to the Company's effective income tax rate is as follows:

June 30,                          1997        1998        1999
---------------------------------------------------------------
Federal statutory rate            35.0%       35.0%       35.0%
State income taxes,
  net of federal benefit           3.3         2.9         1.0
Effect of foreign operations
  taxed at various rates           0.7          --         4.8
Benefit from foreign
  sales corporation               (3.3)       (2.8)       (3.3)
Realized deferred tax assets
  previously reserved               --        (1.4)       (0.7)
Merger and acquisition costs       4.5         3.0          --
Tax exempt interest               (2.0)       (2.6)      (11.8)
Other                              1.2         0.9        (2.9)
                                  ----        ----        ----
                                  39.4%       35.0%       22.1%
===============================================================

     Undistributed earnings of certain of the Company's foreign subsidiaries, for which no United States federal income taxes have been provided, aggregated $14 million at June 30, 1999. The amount of the unrecognized deferred tax expense related to the investments in foreign subsidiaries is estimated at $4 million at June 30,1999.

     The IRS is currently auditing the Company's federal income tax returns for fiscal 1995 to 1996. Management believes sufficient taxes have been provided in prior years and that the ultimate outcome of the IRS audits will not have a material adverse impact on the Company's financial position or results of operations.

NOTE 6   STOCKHOLDERS' EQUITY AND EMPLOYEE BENEFITS

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

STOCK REPURCHASE PROGRAM. In July 1997, the Board of Directors authorized the Company to systematically repurchase shares of its common stock in the open market. This plan was entered into to reduce the dilution from the Company's employee benefit and incentive plans such as the stock option and employee stock purchase plans. In fiscal 1998, 378,000 shares were repurchased under this plan at an average price of $42.43 per share. In fiscal 1999, 1,076,000 shares were repurchased under this plan at an average price of $45.32 per share. The Company has a remaining 241,600 shares authorized for repurchase under this program as of June 30, 1999.

STOCK OPTION AND INCENTIVE PLANS. The Company has various stock option and management incentive plans for selected employees, officers, directors, and consultants. The plans provide for awards in the form of stock options, stock appreciation rights, stock purchase rights, and performance shares. As of June 30, 1999, only stock options have been awarded under the plans.

    On August 31, 1998, employees of the Company, excluding certain executive officers, holding options with exercise prices of $28.00 or higher were granted the opportunity to surrender those options and replace them with new options having an exercise price of $21.25, the fair market value of the Company's stock on that date, and begin a new vesting schedule from the date of grant. In addition, on October 31, 1998, certain executive officers were granted the opportunity to surrender their options and replace them with a reduced number of options having an exercise price of $33.94, the fair market value on that date, and begin a new vesting schedule from the date of grant. A total of 4,179,697 options were repriced during fiscal 1999.

    The activity under the option plans, combined, was as follows:


                                                                  Weighted-
                                                                   Average
                                  Available         Options        Exercise
                                  For Grant       Outstanding        Price
--------------------------------------------------------------------------
Balances at June 30, 1996         4,395,360         8,860,905       $16.70
Additional shares reserved        1,600,000                --           --
Options granted                  (4,479,879)        4,479,879        30.15
Options canceled/expired            610,357        (1,992,129)       31.22
Options exercised                        --        (1,087,689)        8.20
--------------------------------------------------------------------------
Balances at June 30, 1997         2,125,838        10,260,966        20.65
Additional shares reserved        2,501,603                --           --
Options granted                  (3,629,888)        3,629,888        46.44
Options canceled/expired            751,710          (915,914)       30.56
Options exercised                        --        (1,380,175)       10.33
--------------------------------------------------------------------------
Balances at June 30, 1998         1,749,263        11,594,765        29.11
Additional shares reserved        3,618,837
Options granted                  (7,655,613)        7,655,613        24.23
Options canceled/expired          5,541,546        (5,541,546)       42.06
Options exercised                        --        (1,494,680)       15.41
--------------------------------------------------------------------------
Balances at June 30, 1999         3,254,033        12,214,152       $21.84
==========================================================================


The options outstanding at June 30, 1999, have been segregated into ranges for additional disclosure as follows:


                                                                         Options Vested
                          Options Outstanding                            and Exercisable
-----------------------------------------------------------------------------------------------
                                        Weighted-
                                         Average     Weighted-                        Weighted-
                        Number          Remaining     Average                          Average
  Range of            of Shares          Contract     Exercise          Number        Exercise
  Exercise          Outstanding at         Life       Price at        Vested and       Price at
   Prices            June 30, 1999      (in years)  June 30, 1999    Exercisable    June 30, 1999
-----------------------------------------------------------------------------------------------
$ 2.35-$17.63           1,679,352           4.37       $ 9.52          1,602,177         $ 9.13
$17.75-$18.63           1,236,633           5.24        18.57          1,100,448          18.61
$18.75-$19.06             268,548           7.37        19.06            218,576          19.06
$19.38-$21.25           5,716,726           9.16        21.25             15,593          20.77
$21.63-$21.88           1,225,732           7.26        21.70            422,797          21.72
$22.06-$33.94           1,265,071           8.67        29.95            193,584          25.54
$34.06-$69.88             822,090           8.93        44.65            189,063          42.84
-----------------------------------------------------------------------------------------------
$ 2.35-$69.88          12,214,152           7.81       $21.84          3,742,238         $16.52
===============================================================================================



    The weighted average fair value of options granted in 1999, 1998 and 1997 was $14.93, $26.36 and $14.61, respectively. Options exercisable were 3,742,238, 5,111,912, and 4,592,963 as of June 30, 1999, 1998 and 1997, respectively.

EMPLOYEE STOCK PURCHASE PLAN. The Company's employee stock purchase plan provides that eligible employees may contribute up to 10% of their base earnings toward the semi-annual purchase of the Company's Common Stock. The employee's purchase price is derived from a formula based on the fair market value of the Common Stock. No compensation expense is recorded in connection with the plan. In 1999, 1998 and 1997, employees purchased 819,667, 882,869 and 925,311 shares, respectively. At June 30, 1999, 1,299,639 shares were reserved and available for issuance under this plan. The weighted average fair value of shares issued in 1999, 1998 and 1997 is $10.48, $11.20, and $7.67, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Net Income and Earnings Per Share Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted subsequent to June 30, 1995, under the fair value method of SFAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model for the single option approach with the following weighted-average assumptions:


                                      1997       1998       1999
-----------------------------------------------------------------
Stock option plan:
Expected stock price volatility       50.0%      55.0%      65.0%
Risk free interest rate                6.2%       5.8%       5.0%
Expected life of options (years)       5.4        5.6        5.6

Stock purchase plan:
Expected stock price volatility       50.0%      55.0%      65.0%
Risk free interest rate                5.6%       5.4%       4.8%
Expected life of options (years)       1-2        1-2        1-2
-----------------------------------------------------------------


    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock option and employee stock purchase plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options.

    For purposes of pro forma disclosures required by SFAS 123, the estimated fair value of the options is amortized to expense over the options' vesting periods.

The Company's pro forma information for the years ended June 30, 1997, 1998, 1999 follows (in thousands except for earnings per share information):


                                        1997            1998               1999
---------------------------------------------------------------------------------
Pro forma net income                   $89,608         $106,882          $ 5,278
Pro forma earnings per share:
  Basic                                $  1.09         $   1.26          $  0.06
  Diluted                              $  1.07         $   1.24          $  0.06
---------------------------------------------------------------------------------


    The pro forma effect on net income and earnings per share for fiscal 1999, fiscal 1998 and fiscal 1997 is not representative of the pro forma effect net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

Other Employee Benefit Plans The Company has a profit sharing program for eligible employees which distributes, on a quarterly basis, a percentage of pretax profits. In addition, the Company has an employee savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. During 1999, the Company matched dollar-for-dollar up to $500 of an eligible employee's contribution. The total charge to operations under the profit sharing and 401(k) programs aggregated $24 million, $22 million and $7 million in 1997, 1998 and 1999, respectively.

    The Company has a non-qualified deferred compensation plan whereby certain key executives may defer a portion of their salary and bonus. Participants direct the investment of their account balances among mutual funds selected by the participants. Distributions from the plan commence following a participant's retirement or termination of employment. At June 30, 1999, the Company had a deferred compensation liability under the plan of $36 million.

32 KLA-TENCOR

NOTE 7   COMMITMENTS AND CONTINGENCIES

The Company has an agreement with a bank to sell, with recourse, certain of its trade receivables. The total amount of the facility is the yen equivalent of $80 million based upon exchange rates as of June 30, 1999. The Company has accounted for the sale of certain of these receivables as an off-balance sheet financing arrangement. During fiscal 1999, $91 million of receivables were sold under this arrangement. As of June 30, 1999, $29 million were outstanding. The Company does not believe it is materially at risk for any losses as a result of this agreement.

    In November 1997, the Company entered into a master operating lease for land, office and manufacturing facilities constructed for its use in Milpitas and San Jose, California. Monthly rent payments under this lease vary based upon the London Interbank Offering Rate (LIBOR). Under the terms of the lease, the Company, at its option, can acquire the properties at their original cost or arrange for the properties to be acquired. In April 1999, the Company chose to exercise its option to purchase certain of the land and facilities for a total aggregate value of $27 million. If the Company does not purchase the remaining properties by the end of the lease, the Company will be contingently liable to the lessor for residual value guarantees aggregating $100 million. In addition, under the terms of the lease, the Company must maintain compliance with certain financial covenants. As of June 30, 1999, the Company was in compliance with all of its covenants. Management believes that the contingent liability relating to the residual value guarantees does not currently have a material adverse effect on the Company's financial position or results of operations.

    The Company leases several other facilities under operating leases that expire at various times through fiscal 2012, with renewal options at the fair market value for additional periods up to five years. The Company also leases equipment and other facilities under operating leases.

    Total rent expense under all operating leases was $18 million, $18 million and $15 million for the years ended June 30, 1999, 1998 and 1997, respectively.

    Future minimum lease commitments under these operating leases at June 30, 1999 (which include estimated lease payments for the Company's Milpitas and San Jose, California, facilities using a LIBOR of 5.7% and total construction costs of $119 million), are $15 million, $12 million, $12 million, $6 million, $3 million, and $8 million in fiscal 2000 through 2004 and thereafter, respectively.

NOTE 8   SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial reports. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision makers are the Chief Executive Officer and the Chief Operating Officer. SFAS No. 131 differs from the previous accounting standard SFAS No. 14, which required companies to disclose certain financial information about each industry segment in which they operate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The Company is engaged primarily in designing, manufacturing, and marketing yield management and process monitoring systems for the semiconductor industry. All operating units have been aggregated due to their inter-dependencies, commonality of long-term economic characteristics, products and services, the production processes, class of customer and distribution processes. No single customer accounted for 10% or more of net revenues or accounts receivable in any of the periods presented.

    Long-lived assets consist of net property and equipment, goodwill, capitalized software and other intangibles, and other long-term assets, excluding long-term deferred tax assets.

    The Company's significant operations outside the United States include a manufacturing facility in Israel and sales, marketing and service offices in Western Europe, Japan, and the Asia Pacific region. The following is a summary of operations by entities located within the indicated geographic areas for fiscal years 1999, 1998 and 1997.



Year ended June 30,
(in thousands)              1997            1998            1999
------------------------------------------------------------------
Revenues:
  United States         $  364,162      $  513,065      $  338,791
  Western Europe           137,314         147,070         133,099
  Japan                    257,382         291,175         198,196
  Asia Pacific             272,966         215,015         173,095
------------------------------------------------------------------
     Total              $1,031,824      $1,166,325      $  843,181
==================================================================
Long-lived assets:
  United States         $  128,741      $  149,776      $  192,869
  Western Europe             6,202           9,132          21,630
  Japan                      9,186          13,044          13,068
  Asia Pacific               6,162           4,906           4,601
------------------------------------------------------------------
     Total              $  150,291      $  176,858      $  232,168
==================================================================


NOTE 9   SUBSEQUENT EVENT

The Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. On August 30, 1999, the Company was named as a defendant in a lawsuit in which the plaintiff alleges trade secret misappropriation, unfair competition and trade slander. This lawsuit is in early stages of discovery and no trial date has been set. Although the outcome of these claims cannot be predicted with certainty, management does not believe that any of these legal matters will have a material adverse effect on the Company's financial condition. Were an unfavorable ruling to occur, there exists the possibility of a material impact on the net income of the period in which ruling occurs.

NOTE 10   QUARTERLY CONSOLIDATED

RESULTS OF OPERATIONS (UNAUDITED)



In thousands, except per share amounts           September 30     December 31         March 31          June 30
-------------------------------------------------------------------------------------------------------------------
Fiscal 1998:
  Revenues                                         $ 312,420       $ 326,361          $ 274,164         $ 253,380
  Gross profit                                       171,656         176,126            139,940           123,686
  Income from operations                              64,341          67,224             30,708(1)          2,358(2)
  Net income                                          49,722          52,058             28,971(1)          3,345(2)
  Net income per share:
    Basic                                          $    0.59       $    0.61          $    0.34(1)      $    0.04(2)
    Diluted                                        $    0.56       $    0.59          $    0.33(1)      $    0.04(2)
Fiscal 1999:
  Revenues                                         $ 205,230       $ 193,371          $ 210,939         $ 233,641
  Gross profit                                        92,575          88,462            100,259           114,826
  Income (loss) from operations                       (2,924)        (42,674)(3)         12,964            22,300
  Net income (loss)                                   10,180         (17,597)(3)         20,782            25,847
  Net income (loss) per share:
    Basic                                          $    0.12       $   (0.20)(3)      $    0.24         $    0.29
    Diluted                                        $    0.11       $   (0.20)(3)      $    0.22         $    0.28
-------------------------------------------------------------------------------------------------------------------



(1)Includes non-recurring acquisition and restructuring charges of $3 million. Net income, basic and diluted net income per share would have been $31 million, $0.37 and $0.35, respectively, excluding these costs.

(2)Includes non-recurring acquisition and restructuring charges of $19 million. Net income, basic and diluted net income per share would have been $23 million, $0.26 and $0.26, respectively, excluding these costs.

(3)Includes non-recurring acquisition and restructuring charges of $43 million. Net income, basic and diluted net income per share would have been $10 million, $0.12 and $0.11, respectively, excluding these costs.

QUARTERLY COMMON STOCK MARKET PRICE



Fiscal 1999 Quarter ended           September 30          December 31             March 31              June 30
-------------------------------------------------------------------------------------------------------------
High                                   32 5/16               45 3/4               61 7/8               64 7/8
Low                                     21 1/4               21 1/2               45 3/4             43 11/16
-------------------------------------------------------------------------------------------------------------
Fiscal 1998 Quarter ended           September 30          December 31             March 31              June 30
-------------------------------------------------------------------------------------------------------------
High                                    76 7/8                   74                   48               43 1/4
Low                                     48 1/4               33 1/2               33 3/8               24 1/4
-------------------------------------------------------------------------------------------------------------


The preceding table sets forth the high and low closing prices of the Company's Common Stock as traded on the Nasdaq National Market during the last two years. As of September 1, 1999, there were 1,755 shareholders of record of the Company's Common Stock. The closing price for the Company's Common Stock as reported by the Nasdaq National Market as of the close of business on September 1, 1999 was $65.25 per share. The Company has never paid cash dividends to its stockholders. The Company does not presently plan to pay cash dividends in the foreseeable future.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of KLA-Tencor Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of KLA-Tencor Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
------------------------------
   PricewaterhouseCoopers LLP

San Jose, California

July 27, 1999, except as to Note 9, which is as of August 30, 1999


CORPORATE INFORMATION



BOARD OF DIRECTORS                      Edward C. Grady                       KLA-Tencor Limited
                                        Executive Vice President              West Lothian, Scotland
Kenneth Levy                            Wafer Inspection Group
Chairman of the Board                                                         KLA-Tencor Italy SRL
                                        Neil Richardson, Ph.D.                Vimercate, Italy
Kenneth L. Schroeder                    Executive Vice President
President and                           E-Beam Inspection and                 KLA-Tencor (Israel) Corporation
Chief Executive Officer                 Metrology Group                       Migdal Ha'Emek, Israel

James W. Bagley                         Arthur P. Schnitzer                   KLA-Tencor Japan Ltd.
Chairman and                            Executive Vice President              Yokohama, Japan
Chief Executive Officer                 Customer Group
Lam Research Inc.                                                             KLA-Tencor Korea Inc.
                                        Samuel A. Harrell, Ph.D.              Seoul, Korea
Edward W. Barnholt                      Senior Vice President
President and Chief Executive Officer   Strategic Business Development        KLA-Tencor Taiwan Branch
Agilent Technologies, Inc.                                                    Hsinchu, Taiwan
                                        J. Dennis Fortino
Leo J. Chamberlain                      Group Vice President                  KLA-Tencor (Malaysia) Sdn Bhd
Private Investor                        Reticle and Surfscan Group            Selangor, Malaysia

Richard J. Elkus, Jr.                   John H. Kispert                       KLA-Tencor (Singapore) Pte Ltd
Co-Chairman, Voyan Technology and       Vice President                        Singapore
Director, Lam Research Inc.             Finance and Accounting

Dean O. Morton                          Richard P. Wallace                    LEGAL COUNSEL
Retired Executive Vice President        Group Vice President
and Chief Operating Officer             Lithography and Films Group           Wilson Sonsini Goodrich & Rosati
Hewlett Packard Co.                                                           Palo Alto, California

Samuel Rubinovitz                       SUBSIDIARY OPERATING
Retired Executive Vice President                                              INDEPENDENT ACCOUNTANTS
EG&G, Inc.                              OFFICERS
                                                                              PricewaterhouseCoopers LLP
Dag Tellefsen                           Yasuo Mizokami                        San Jose, California
Managing Partner                        President
Glenwood Ventures/Vision Capt.          KLA-Tencor Japan Ltd.
                                                                              TRANSFER AGENT/REGISTRAR
Jon D. Tompkins                         Hee-June Choi
Retired Chairman                        President                             Boston Equiserve LLP
KLA-Tencor Corporation                  KLA-Tencor Korea Inc.                 Boston, Massachusetts

Lida Urbanek
Private Investor                        Russell W. Weiss                      STOCK SYMBOL
                                        President
                                        KLA-Tencor Europe                     Common Stock traded on the
CORPORATE SECRETARY                                                           Nasdaq National Market under the
                                        Avi Cohen                             symbol KLAC
Larry W. Sonsini                        President
Partner                                 KLA-Tencor (Israel) Corporation
Wilson Sonsini Goodrich & Rosati                                              ANNUAL MEETING

                                        CORPORATE HEADQUARTERS                Stockholders are invited to attend
CORPORATE OFFICERS                                                            the Annual Meeting at 11:00 am on
                                        KLA-Tencor Corporation                Tuesday, November 16, 1999 at
Kenneth Levy                            160 Rio Robles                        KLA-Tencor's Milpitas facility:
Chairman of the Board                   San Jose, California 95134            One Technology Drive, Milpitas,
                                        (408) 875-3000                        California.
Kenneth L. Schroeder                    www.kla-tencor.com
President and                                                                 Additional copies of this report as well
Chief Executive Officer                                                       as copies of the Company's annual
                                        INTERNATIONAL OFFICES                 report on Form 10K for the year
Gary E. Dickerson                                                             ended June 30, 1999 may be obtained
Chief Operating Officer                 KLA-Tencor Limited                    at www.kla-tencor.com, by calling
                                        Wokingham, United Kingdom             (408) 875-3600, or by writing to:
Robert J. Boehlke
Executive Vice President                KLA-Tencor GmbH                       KLA-Tencor Corporation
and Chief Financial Officer             Munich, Germany                       Attn: Investor Relations
                                                                              160 Rio Robles
                                        KLA-Tencor France SARL                San Jose, CA 95134
                                        Evry Cedex, France

[LOGO]